EXHIBIT 99.3
DOING BUSINESS WHERE
BUSINESS GETS DONE

2010 PERFORMANCE HIGHLIGHTS

EDC FACILITATED $84.6 BILLION IN BUSINESS VOLUME.	EDC HAD A RECORD VOLUME OF $24.7 BILLION IN 149 EMERGING MARKETS. EMERGING MARKETS REPRESENT ALMOST 30 PER CENT OF OVERALL BUSINESS.

$4.7 BILLION OF EDC’S TOTAL BUSINESS WAS IN CANADIAN DIRECT INVESTMENT ABROAD.	EDC SERVED 8,236 CUSTOMERS— 6,628 WERE SMALL AND MEDIUM-SIZED BUSINESSES.

EDC RELEASED A REVISED ENVIRONMENTAL AND SOCIAL RISK MANAGEMENT FRAMEWORK.

EDC HELPED GENERATE $63.4 BILLION OF CANADA’S GDP (ABOUT 5 PER CENT), REPRESENTING 627,000 JOBS (ABOUT 4 PER CENT OF NATIONAL EMPLOYMENT).	EDC CONDUCTED $28.7 BILLION IN BUSINESS VOLUME IN PARTNERSHIP WITH FINANCIAL INSTITUTIONS— $11.8 BILLION MORE THAN LAST YEAR.

CONTENTS

	ii	2010 Performance Measures	■	34	2011 Strategic Objectives
	iii	2010 Performance Highlights	■	38	Board of Directors
■	2	EDC Around the World	■	40	Executive Management Team
■	4	Message from the Chair	■	42	Corporate Governance at EDC
■	6	Message from the President	■	46	2010 Financial Review
■	8	Message from the Chief Economist	■	46	Management’s Discussion and Analysis
■	10	Success Stories	■	85	Consolidated Financial Statements
■	17	Corporate Social Responsibility	■	132	Ten-Year Review
■	22	Corporate Performance	■	140	Glossary of Financial Terms
■	32	Investor Relations		141	Corporate Representation

  2010
  PERFORMANCE
  MEASURES

	2010 PLAN	2010 RESULTS

Customers served*	maintain (8,469)	8,236

Total business volume ($B)	4% growth (86.1)	84.6

Volume in emerging markets ($B)	1% growth (18.9)	24.7

Partnership volume ($B)*	3% growth (17.4)	28.7

Partnership transactions	maintain (4,920)	5,461

Canadian Direct Investment Abroad volume ($B)*	5% growth (4.4)	4.7

Canadian Direct Investment Abroad transactions	3% growth (509)	573

Multiple program users*	4% growth (1,107)	1,098

Net Promoter Score	maintain/improve (68.6)	72.1

VfM to TCO ratio**	53:47	31:69

Employee engagement***	n/a	n/a

Employee retention (%)****	≥ CB rate	92.6

Net income ($M)	353	1,531

Return on equity (%)	5.3	18.9

Efficiency ratio (%)	20.4	24.6

Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)

Target substantially met (≥ 95% and ≤ 98% of plan)

Target not met (< 95% of plan)

* These measures will no longer be used as corporate performance measures beginning in 2011.

** Value for Money (VfM)—investments in IT that increase business performance. Total cost of ownership (TCO)—the costs of maintaining core business infrastructure and technology assets.

*** The next survey will be in Q1 of 2012.

**** Conference Board of Canada data for financial institutions suggests a rate of 91.8 per cent.

ii	DOING BUSINESS WHERE BUSINESS GETS DONE

  2010
  PERFORMANCE
  HIGHLIGHTS

BUSINESS VOLUME BY INDUSTRY SECTOR ($ IN MILLIONS)

BUSINESS VOLUME BY GEOGRAPHIC MARKET ($ IN MILLIONS)

FIVE-YEAR REVIEW

BUSINESS VOLUME ($ IN MILLIONS)

SHAREHOLDER’S EQUITY ($ IN MILLIONS)

EDC ANNUAL REPORT 2010	iii

EDC IS CANADA'S EXPORT CREDIT AGENCY, OFFERING INNOVATIVE COMMERCIAL SOLUTIONS TO HELP CANADIAN EXPORTERS AND INVESTORS EXPAND THEIR INTERNATIONAL BUSINESS. EDC's knowledge and partnerships are used by more than 8,200 Canadian companies and their global customers in up to 200 markets worldwide each year. A Crown corporation accountable to Parliament through the Minister of International Trade, EDC is financially self-sustaining and a recognized leader in financial reporting and economic analysis.

EDC Around the World

EDC

AROUND THE WORLD

CANADIAN REGIONAL OFFICES
VANCOUVER, British Columbia
CALGARY, Alberta
EDMONTON, Alberta
REGINA, Saskatchewan
WINNIPEG, Manitoba
WINDSOR, Ontario
LONDON, Ontario
MISSISSAUGA, Ontario
TORONTO, Ontario
OTTAWA, Ontario
VILLE SAINT-LAURENT, Québec
MONTREAL, Québec
DRUMMONDVILLE, Québec
QUEBEC CITY, Québec
MONCTON, New Brunswick
HALIFAX, Nova Scotia
ST. JOHN'S, Newfoundland and Labrador
MONTERREY Mexico
› Covering Northern Mexico
MEXICO CITY Mexico
› Covering Mexico
PANAMA CITY Panama
› Covering Central America and the Caribbean
LIMA Peru
› Covering the Andean Region
SANTIAGO Chile
› Covering Chile and the Southern Cone
SÃO PAULO Brazil
› Covering Brazil and the Southern Cone
RIO DE JANEIRO Brazil
› Covering Brazil and the Southern Cone

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EDC AROUND THE WORLD

EDC HAS 16 INTERNATIONAL REPRESENTATIONS, with nearly 40 staff working on the ground to ease the way for Canadian exporters and investors. EDC also has 17 offices across Canada to connect more easily with Canadian exporters at home.

MOSCOW Russia
› Covering Russia and the Commonwealth of Independent States
DUSSELDORF Germany
› Covering Central and Western Europe
ISTANBUL Turkey
› Covering the Caucasus and Eastern Mediterranean Region
BEIJING People's Republic of China
› Covering Greater China
SHANGHAI People's Republic of China
› Covering Greater China
SINGAPORE
› Covering Southeast Asia
ABU DHABI UAE
› Covering the Middle East
MUMBAI India
› Covering India
NEW DELHI India
› Covering India

EDC ANNUAL REPORT 2010 3

MESSAGE FROM THE CHAIR
THE NECESSITY OF INVESTING ABROAD

Canadian companies reaped greater benefits in the past year from EDC’s steely eyed focus on emerging markets. This matched companies’ own recognition that they had to do more trade outside their comfort zone to move ahead. From the Board of Directors’ perspective, market diversification is central to Canada’s ongoing recovery; that makes EDC’s role in escalating both business confidence and capacity to expand abroad more important than ever.
       Triggered by an ever-strengthening loonie, a faltering U.S. economic recovery and less-than-stable markets in the Eurozone, the need to accelerate expansion in non-traditional markets was indisputable. In 2010 EDC facilitated almost one-third more exports and investments in emerging markets, compared to 2009, for a high of $24.7 billion. Better still, according to EDC’s online research panel, 60 per cent of some 400 exporting respondents were active in those markets and another quarter were planning to be.
   Record business with financial partners
EDC also handled a record volume of business in partnership with other financial institutions—$28.7 billion, or 70 per cent more than the previous year. The Board of Directors views this as a key element of EDC’s strategy—combining our own and our partners’ resources to help Canadian companies increase their investment capacity and diversify their markets.
       One day soon, I believe we’ll look back at 2010 as a turning point for Canadian trade. Last year the U.S. accounted for some 75 per cent of Canadian merchandise exports, down from 84 per cent in 2005. Emerging markets picked up most of this slack. They could afford it. They handily bounced back to an average growth rate of seven per cent—China’s more than 10 per cent—while industrialized markets languished at just below three per cent on average.
   EDC increases presence abroad
In 2010, the board endorsed the opening of three new representations abroad, building on the 13 already in place. One new posting is in Panama City to cover Central America and the Caribbean. The second is in Istanbul to build ties in Turkey, the Caucasus and the Eastern Mediterranean region. The third posting takes a different approach—a representation in Dusseldorf, Germany, geared to encourage Canadian firms’ entry into European supply chains with their extensive emerging market reach. For mid-sized and smaller companies in particular, EDC’s help in connecting them to “major-league” foreign companies is invaluable. This is the crucial development component of EDC’s mandate.

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   Farewell to the chief, welcome to new CEO
Along with guiding EDC through this external evolution, our board was focused on an internal transformation. In April 2010 President and CEO Eric Siegel announced his planned retirement at year end, after four years at the helm and a distinguished 32-year career with EDC.
       The board worked in concert with the Minister of International Trade and senior government officials to recruit qualified candidates and recommend the new leader. Our goal was to recruit Mr. Siegel’s successor to build on EDC’s record of success and stability for Canadian companies.
       Following an extensive process, the Government of Canada appointed Stephen Poloz as the 10th CEO of EDC effective Jan. 1, 2011. We are confident that we have a leader—and a strong executive team—who will fulfil our objectives. Mr. Poloz, an 11-year veteran of EDC, had served most recently as Senior Vice-President of Financing. He is fully versed in both EDC’s business and the global trade environment.
       On a personal note, I joined the board just a few months after Mr. Siegel became President and CEO, so we grew together in our new roles. I saw him bring intelligence and integrity to the table, as well as a boldness to go where many others might not. The Board of Directors is proud of his contribution to the corporation. We thank him for his years of service and wish him continued success.
$28.7
                                 BILLION
BUSINESS VOLUME
IN PARTNERSHIP WITH OTHER
                 FINANCIAL INSTITUTIONS
   Time for new thinking
Success is enhanced when you can give your customers or colleagues more than they expect. That’s why the board continued to focus on strategic planning in 2010, with its annual strategy session separate from board business. This gives us more opportunity to use our stewardship to examine new ideas and current trends. These discussions went on to inform EDC’s Corporate Plan and will continue to do so in the future.
   Architects of success
EDC’s results in 2010 are a reflection of a skilled and dedicated team across the organization, including our Board of Directors. The board thanks retiring member Ajit Someshwar for his guiding advice and experience, and we welcome talented new directors Darlene Thibault of Quebec and Jeffrey Steiner of Ontario, who both joined us in 2010.
       We also appreciate the efforts of the Minister of International Trade, the Honourable Peter Van Loan, and thank him for his support and recognition of EDC as a trusted partner in advancing Canada’s international trade goals.
       And to EDC’s leadership team and our skilled workforce in Canada and around the world, we want to say thank you for a job well done. Our customers’ success is your success.
       EDC is well positioned to build on Canada’s economic recovery. We know our customers and other Canadian companies have the ingenuity and boldness to keep growing their businesses outside of Canada. EDC will work beside them to help achieve those goals.
Jim Dinning CHAIR

EDC ANNUAL REPORT 2010                     5

MESSAGE FROM THE PRESIDENT

For Canadian companies 2010 was a year of transition. Developed markets began a long, slow crawl to recovery from the steep downturn of the previous year, but the challenges facing the global economy are far from over, as the U.S. and Europe continue to struggle to get back on stable footing.
       Despite this environment, EDC facilitated $84.6 billion in exports, investments and domestic support. Many Canadian companies took slow growth in their usual markets as an opportunity to broaden their trade horizons. Emerging markets largely managed to side step the recession, and are now forecast to lead the recovery, and Canadian companies are working hard to connect with the opportunities they bring.
       EDC’s business volume in emerging markets increased by more than 32 per cent in 2010, with China, Brazil and India leading the way. This is encouraging, in part because Canadian companies needed to diversify their export markets, but also because the types of transactions we saw this year indicate a longer-term interest in these markets.
       Canadian companies have expanded their reach in response to hard times close to home, but the real dividends will play out during better times. And EDC will be there to help manage the risks, doing business where business gets done.
   Expanding our presence
This year, EDC opened three new international representations in Panama City, Dusseldorf and Istanbul.
       With these new offices, we now have 16 international representations, with nearly 40 staff working on the ground to build relationships with local business leaders and government officials, ease the challenges of dealing with foreign financial institutions, and provide insight into opportunities for Canadian exporters and investors. Similarly, EDC has established 17 regional offices across Canada, to connect more easily with exporters across the country.
   Partnership preferred
EDC works with a wide range of private-sector and public-sector partners, including banks, insurance companies, sureties, Business Development Bank of Canada (BDC), brokers and other export credit agencies. This enhances our ability to serve our customers, whether directly or through a financial intermediary. In 2010 our partnership volumes grew 65 per cent higher than expected, demonstrating that our success relies increasingly on working in partnership with other financial institutions. Of our 928 financing transactions last year, 732, or nearly 80 per cent, were done in partnership with financial institutions.

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   Staying environmentally and
socially responsible
EDC takes environmental and social concerns into account when doing business. This year, we updated our Environmental and Social Risk Management Framework to ensure we continue to keep pace with industry best practices, including making amendments to our Environmental and Social Risk Management Policy, Environmental and Social Review Directive and Disclosure Policy. The revised policies balance our customers’ request for clarity and our stakeholders’ desire for transparency with EDC’s commitment to ensure the projects we support are managed in an environmentally and socially responsible way. We also continued our work as part of a four-year community investment partnership with CARE Canada, helping develop small businesses in emerging markets where CARE has a presence.
   Serving customers better
In 2010 EDC continued implementing Lean business practices, building on the tremendous results of past years. EDC was able to reduce its cycle times to 30 days from 90 days in three service areas. We accelerated our loan turnaround and customer response times by up to 80 per cent, meaning we are able to give customers
EDC’S BUSINESS VOLUME IN
     EMERGING MARKETS
INCREASED BY MORE THAN
32%
underwriting decisions quickly and predictably. Now we’re in the process of applying Lean to receivables insurance, the last major product in our rollout.
       But EDC recognizes that what our customers need from us goes beyond our traditional financing and risk management products. To respond to customer questions with expert advice, we’ve established the Trade Advisory Services virtual team, comprised of experts from all EDC areas, including economics, financing, insurance, communications, environmental and political and human rights risks advisory groups.
   New leadership, new vision
Finally, I would like to acknowledge the career of Eric Siegel, who retired as President and CEO at the end of 2010. Mr. Siegel’s career at EDC spanned more than 30 years, and his leadership and expertise allowed him to guide the company to some of its greatest successes in the face of the most challenging economic circumstances in recent memory.
       Shortly before Mr. Siegel’s departure, EDC’s executive announced a new corporate vision: we will be the most knowledgeable, the most connected and the most committed partner in trade for Canada. My goal as President is to live the EDC vision—to become more knowledgeable about the demands our customers face, more connected with their needs, and more committed than ever to making sure they have the tools they need to do business where business gets done.
 Stephen Poloz PRESIDENT AND CEO

EDC ANNUAL REPORT 2010                    7

MESSAGE FROM THE CHIEF ECONOMIST

As 2009 began, recessionary conditions left businesses and consumers around the world concerned about the near future. But it wasn’t long before the mood shifted: 2009 ended with a bang. The ensuing momentum powered the global economy through the winter months. Growth was aggressive and widespread across regions, industries and key spending areas. Even to the trained eye it looked a lot like the real thing. Suddenly, recovery was virtually a foregone conclusion and all the talk was of the next growth cycle.
       This optimism faded fast. A synchronized mid-year softening rekindled fears, and talk of a double-dip recession spread rapidly. Because this softening occurred amid constricted consumer spending, weakened financial institutions and severely limited policy options, it quashed recovery hopes. At the same time, it became obvious that the public finances of some European economies were on the verge of collapse, exacerbating global anxiety.
       Those who had been quick to proclaim recovery scrambled to explain the mid-rebound stall. Perhaps the more appropriate question was why the preceding short-lived, aggressive growth spurt occurred in the first place. After all, excesses were still painfully obvious in Western consumer and housing markets, and global production was struggling to adjust to lower demand. If anything, growth should have remained slow through and well beyond that six-month period.
   Public stimulus, short-term growth
The reason the economy grew in spite of its core weaknesses was public fiscal stimulus. Concern about economic collapse led to the creation of an unprecedented multi-country dose of fiscal and monetary medicine that proved to be swift, substantial and synchronized, touching every area of the economy. But like most stimulus, the impact on bottom-line growth was far shorter than the span of the program—in this case, a brief two-quarter boost. What followed through the remainder of the year was growth that more appropriately reflected underlying economic weakness.
       As a result, current performance has prompted suggestions that this is the dawn of a phase where the new normal is tepid growth. While there are many good reasons to believe that growth will not ultimately return to its pre-recession path, this does not mean the world will be condemned to a Japan-like stagnation. In

8                    DOING BUSINESS WHERE BUSINESS GETS DONE

actuality, the seeds of recovery were sown in the economy’s recessionary plunge: in many cases, levels of activity are far below what can be sustained in normal circumstances. Even a partial return to normal implies aggressive growth. The current suppressed activity is the world economy’s healing process, each day helping to work down the excesses of the previous boom. At the present pace, it will take about a year to see a more balanced picture in the housing and auto markets, Western manufacturing, and lending activity. At that point, we expect a real recovery will restore confidence and kick off a new and exciting growth phase.
  Building momentum, but challenges remain
We are, however, likely to spend most of 2011 getting to that point. There is good reason to believe momentum will build through to the end of the year, since Western consumers now seem to have settled in to higher savings patterns. This means consumption can once again grow at the same pace as spending, adding momentum to economic growth.
       Even so, three key economic challenges mean the current state of alert must remain in place through these slow-growth months.
    OVERALL
GROWTH

4	IS FORECAST TO NUDGE JUST OVER %
›
First, the threat of sovereign default in some European economies remains high. This carries with it the real possibility of contagion that could easily swamp the global financial system. The situation remains tenuous.

›
Second, deteriorating finances have led other key sovereign states to implement drastic fiscal rebalancing measures. The proposed cuts are so extensive that an abrupt withdrawal could shake confidence and easily undermine the global economy just ahead of the onset of true recovery. Timing will be critical.

›
Third, lack of domestic demand has prompted the large economies to look for growth beyond their own borders. They have announced export-led growth strategies that imply increased competition for a larger share of a slowly growing pie. The danger is a retreat into old-style protectionism, which would threaten the process of globalization. Until we get to true recovery, this will remain a key concern.

  Gearing up for growth
Beyond this, however, consumer growth dynamics and a new shot of U.S. stimulus have thrown the world economy a lifeline for 2011. Overall growth is forecast to nudge just over four per cent. Canadian exporters will undoubtedly benefit from this turn of events and should see momentum build as the year continues. This will be a year to gear up for the next global growth cycle.
Peter G. Hall VICE-PRESIDENT AND CHIEF ECONOMIST

EDC ANNUAL REPORT 2010                        9

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   Investing in Canada
The acquisition in 2006 of Canada’s Inco, a top producer of nickel and other base metals, immediately placed Vale as a leading global company in the non-ferrous mining sector, while diversifying its portfolio. Given Canada’s expertise in this area, Vale located the management and operational functions of its global nickel business in Toronto. The Ontario headquarters expanded last year to include all base metals. Today, Vale is one of the largest mining companies in Canada, with annual sales of more than $4 billion and close to 7,000 employees.
       Vale’s investments in Canada and abroad continue at an energetic pace. In October 2010 the company announced capital expenditures of $24 billion US for 2011, an increase of more than 86 per cent compared to 2010. These investments focus on sustaining existing operations, research and development, and projects. In Canada alone, Vale announced a planned $10 billion-plus investment program over the next five years to expand and improve operations in Ontario, build new processing facilities in Newfoundland and Labrador, explore further mining opportunities in Manitoba and develop a potash project in Saskatchewan.
       “These investments represent an important building block for the future of our Canadian operations,” Tito Martins, CEO of Vale in Canada and executive director, base metals for Vale, said in the company’s news release.
       They also demonstrate Vale’s confidence in the long-term worldwide demand for base metals and other finite resources, according to Sonia Zagury, Vale’s director of treasury and finance, based in Brazil. She added that Vale has the advantage, over other mining companies, of possessing the widest portfolio of projects and delivering the best shareholder returns.

2006 $30 million loan Part of a larger syndicated facility of $650 million.	2007 $26 million loan Exposing Vale to Canadian equipment, technology and service providers.

2010 $1 billion loan For capital expenditures related to projects in Newfoundland and Labrador and Ontario, and Canadian procurement for Vale operations outside Canada.	2011–2016 $10 billion investment in Canada To expand operations in Ontario, Newfoundland and Labrador, Manitoba and Saskatchewan.

EDC ANNUAL REPORT 2010                      11

SUCCESS STORIES
       “This is a very capital-intensive business, so you need a solid capital structure to operate through new economic shocks,” Ms. Zagury said. Other global challenges include competing with other industries for skilled labour and staying ahead of community expectations on environmental management issues. As such, a successful mining company needs strong managerial and environmental capabilities, she noted.
       Working with Canadians, Vale has sharpened its skills in both these areas and is commercializing new methods of developing different metals and minerals. This cooperation, along with Vale’s new projects, promises to generate large economic opportunities for Canadian communities and suppliers alike.
       “We are looking for suppliers who not only offer cost competitiveness and good quality, but also innovative solutions and the same commitment as we have to safety and sustainability,” said Ms. Zagury. For its Brazilian operations, Vale is also seeking suppliers with some infrastructure in Brazil to provide stronger local support.
   Growth of the EDC-Vale relationship
Around the time that Vale was gearing up to take off internationally, EDC had extended its reach in Brazil by opening a second representation (in 2004), in Rio de Janeiro, site of Vale’s global headquarters. EDC’s local representative, Fernanda Custodio, made direct contact with executives of major companies in the region, including Vale, to determine how EDC could help them do more business with Canadian companies. In 2006 EDC and Vale entered into their first financing arrangement, a $30 million loan as part of a larger syndicated facility of $650 million. Similarly, EDC provided $26 million in another large loan facility the following year.
In 2010 Vale announced a $10 billion-plus
investment program in Canada.

VALE’S NEW PROJECTS PROMISE TO GENERATE LARGE ECONOMIC OPPORTUNITIES FOR CANADIAN COMMUNITIES AND SUPPLIERS.
Vale’s Long Harbour Processing Plant in Newfoundland and Labrador.
12               DOING BUSINESS WHERE BUSINESS GETS DONE

       In both cases, the goal was the same: to expose Vale to Canadian equipment, technology and service providers, not only for Canadian mining projects, but also for those in Brazil and the company’s international operations. Many Canadian equipment suppliers and engineering-construction firms are already benefiting from more than $500 million in contracts since 2005. Among them are Hatch, Whiting Equipment, SNC-Lavalin and Sandwell.
       “Vale has shown us it is committed to increasing opportunities for Canadian companies by making senior decision-makers available to meet potential Canadian suppliers at EDC-organized matchmaking events in Canada and Brazil,” said Ms. Custodio. “This has contributed to Vale’s Canadian procurement nearly doubling between 2008 and 2009.”
   Partners in trade for the future
Given Vale’s strong international growth, robust investment plans and increasing purchases from Canadian suppliers, EDC undertook one of its largest and most unique loans to date to a foreign corporation.
       In October 2010, EDC provided up to $1 billion US in financing to Vale. Of the total, up to $250 million US will be available for capital expenditures related to the Long Harbour nickel processing plant in Newfoundland and Labrador, and another $250 million US for projects in Ontario. The remaining $500 million US is targeted to develop future Canadian procurement by Vale for its operations outside Canada.
       “EDC is smart to help put our people and Canadian suppliers together. You don’t see that from most other financial institutions. It opens doors for Canadian companies and gives us exposure to new suppliers we might not otherwise meet,” said Ms. Zagury.
       The recent global recession has demonstrated that market diversification is vital to expanding Canada’s exports and investments in the coming years. Brazil, for one, is growing faster than many other emerging markets, in part due to significant government spending on infrastructure, an increase in consumer spending and the success of corporate powerhouses like Vale.
       Canadian companies that can latch onto Vale’s global supply chain are poised to gain hundreds of millions of dollars in potential supply and service opportunities in Canada, Brazil and beyond. Vale has created jobs and generated new wealth in Canada, and greater benefits are in store. EDC will continue to encourage and facilitate this process in the years ahead.
Canadian supplier Hatch collaborated with Vale to develop the $2.3-billion Onça Puma greenfield nickel project in Pará State, Brazil.

EDC ANNUAL REPORT 2010                    13

SUCCESS STORIES
THE RISING SUN:
When we look at the relative performance of world economies through the difficulties of the past couple of years, we can see that the emerging economies of Asia were top performers.
       While the U.S. economy continues to be supported by stimulus measures, and Europe faces an ongoing sovereign debt crisis, EDC Economics revised its GDP estimates for emerging Asia upward in its Fall 2010 Global Export Forecast, based on stronger than anticipated economic data in the first half of the year. And while EDC is anticipating a slowdown in 2011 in emerging Asia, the 8.0 per cent growth that it is forecasting will still be 5.5 percentage points higher than the expected growth in industrial economies.
       Canadian exporters and investors are picking up on this optimism, and EDC is working hard to encourage their forays into these promising markets. EDC has people on the ground working closely with Canadian companies and Asian buyers through its representations in Beijing, Shanghai, Mumbai, New Delhi and Singapore. These EDC staffers have built networks with local

EDC’S BUSINESS VOLUME IN

ASIA ROSE TO $15.2 BILLION—

UP 21 PER CENT FROM 2009.

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Canada Metal established a manufacturing
plant in Ningbo, China.
SDP Telecom’s subsidiary in Suzhou, China,
helped boost company revenues by more than
300 per cent in five years.
business leaders and government officials that can open doors for Canadian exporters, ease the challenges of dealing with foreign financial institutions, and provide early notice of conglomerate investment plans.
       EDC helped more than 1,300 Canadian companies do business in Asia last year, up from just over one thousand in 2007. Considering the atmosphere of risk aversion and scarce credit that has dominated the business environment the last three years, it is clear that EDC was there for Canadian companies when they needed it.
       EDC’s business volume in Asia increased 21 per cent in 2010 compared to the previous year, rising to $15.2 billion from $12.6 billion in 2009. These figures are for all of Asia and Oceania, including the developed markets of Hong Kong, Taiwan, Australia, New Zealand, Japan and South Korea.
   Embracing emerging Asia
But the real story is in emerging Asia, where growth is forecast to be strongest. EDC’s business volume in emerging Asia far exceeded its own forecasts, surpassing its target of $5.7 billion by more than $2 billion, with a year-end total of $7.9 billion. The strongest growth was in mainland China, where EDC more than doubled its business volume from 2009, followed by Southeast Asia, where its business grew by more than 50 per cent.
       All industry sectors performed well last year, reflecting stronger sales to Asia generally. The resources sector continued to be strong, which is no surprise given commodity prices and Canada’s traditional strength in this area. However, the infrastructure sector also grew strongly, in part thanks to the significant stimulus projects put in place by Asian governments. The communications and information technology sector also showed promising growth.
       Merchandise trade is not the only way of accessing high-growth Asian markets. Canadian Direct Investment Abroad (CDIA) helps large companies lower costs, improve productivity and create a competitive advantage, and enables smaller companies to integrate into global supply chains. CDIA also benefits the Canadian economy overall, helping to open foreign markets to Canadian exports.
       EDC can assist Canadian companies looking to invest in Asia by making available loans for opening facilities in new markets or for participating in joint ventures. EDC can also provide accounts receivable or political risk insurance for foreign affiliates. For example, in 2010 EDC provided $2.6 million in political risk insurance for Propak Systems Ltd., which helped protect it from risks, including foreign exchange conversion and transfer risks. This supported the company’s establishment of its Chinese affiliate, which provides expertise in design and engineering labour not available in Canada, and subcontracts fabrication and on-site construction.
       EDC facilitated 83 CDIA transactions in Asia in 2010, up from just 18 in 2007. This demonstrates that Canadian companies are plugging into global supply chains—making connections in new markets so they can do business with a new generation of corporate giants.

EDC ANNUAL REPORT 2010                      15

SUCCESS STORIES
EDC is building the relationships that will help Canadian firms make important connections with companies like Noble Group, International Far East Leasing, the Tata Group of companies, Reliance Industries and the Coates Group. EDC works with international buyers in two ways:
›
First, EDC participates in trade missions and conducts matchmaking trips to set up meetings between large buyers in foreign markets and Canadian suppliers who may be able to meet their needs. In 2010 EDC participated in trade missions to India and Bhutan, and also joined more than 80 Canadian companies at the CommunicAsia Conference in Singapore.

›
EDC also works on “pull transactions,” where it provides financing to foreign buyers in order to open doors to procurement from Canadian companies. For example, EDC recently contributed $30 million to a $1.5 billion US facility for the Noble Group, a Hong Kong-based company with a global network of commodity transportation and storage facilities, among other assets. EDC anticipates that this relationship could open doors for Canadian companies with goods and services related to port development and operations, material handling, clean tech, and engineering associated with mining and logistics in markets including Brazil, India and Australia.

   Asian markets key to Canada’s prosperity
In 2011 and beyond, EDC will continue to make Asia a key part of its business strategy. Despite last year’s positive developments, Canada is still losing market share in this region. It has not been able to maintain its share of exports to emerging Asia, leaving other countries to fill demand from these rapidly growing economies. Canada’s share of Chinese imports has fallen from 2.5 per cent in the mid 1980s to 1.1 per cent over the last five years. The story is the same in India and all of Southeast Asia except Vietnam. Canadian exports to emerging Asia are not keeping up with the growth in imports. Canada needs to boost these results, and that’s why EDC will continue to emphasize the importance of building relationships with Asian markets as a key to Canada’s future prosperity.

THE STRONGEST GROWTH WAS IN CHINA, WHERE BUSINESS VOLUME MORE THAN DOUBLED.
Noble Group’s grain storage terminal in Nanjing, Jiangsu, China.		Propak Systems’ Chunxiao treatment plant.
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C O R P O R A T E S O C I A L RESPONSIBILITY

EDC’S ENVIRONMENTAL
            AND SOCIAL PERFORMANCE
Delivering value for customers goes beyond EDC’s financial products and services. It also involves carrying out business in the socially responsible manner that Canadians expect.
     The principles of corporate social responsibility (CSR) govern how EDC conducts its business. EDC takes into account the ethical, social and environmental impacts of all its business decisions. In 2010 CSR strategic priorities remained focused on the environment and climate change, human rights and transparency.
EDC ANNUAL REPORT 2010                      17

CORPORATE SOCIAL RESPONSIBILITY
Each year EDC compiles a CSR Scorecard which outlines its achievements for the year as well as work to be done moving forward.
2010 CSR Scorecard

KEY INITIATIVES	OPPORTUNITIES & IMPACTS	MOVING FORWARD

Environmental and social risk management framework	Released revised Environmental Policy, Environmental Review Directive and Disclosure Policy which now comprise a framework for managing environmental and social risks.

	Impact: The framework more clearly sets out EDC’s review processes. It offers a single standard for reviewing environmental and social impacts and outlines an approach to addressing climate change.	Help EDC’s clients understand and assess the carbon and climate risks and opportunities associated with their businesses. Evaluate climate change risks at a project level to ensure project design incorporates technically and financially feasible and cost-effective options for mitigation and adaptation to climate change.

Stakeholder Relations	Delivered CSR workshop for the mining sector entitled: Who are you and what have you done with my banker?

	Impact: Offered mining companies insight into CSR requirements for projects and the benefits that can result.	Build EDC’s customers’ capacity to use CSR as a competitive advantage in international business. Convene best practices roundtable on mining sector operating in Colombia.

Human rights	Participated in the work of Dr. John Ruggie, UN Special Representative on Business and Human Rights.	Develop approaches to human rights due diligence based on guidance from Dr. Ruggie’s 2011 report.
Impact: Gained improved understanding of the role export credit agencies can play in human rights due diligence.

Community investment	EDC expanded its Beyond Exports partnership with CARE Canada to Africa, placing EDC volunteers in Zambia.	Identify an opportunity to deploy EDC volunteers in Asia.
Impact: Helped improve business coaching practices in CARE enterprise development programs.

CSR governance	Board of Directors increased its engagement on CSR issues.	Meet the board’s increased appetite for more CSR engagement.
Impact: Broadened the board’s discussion of non-credit risks.

CSR reporting	Produced EDC’s first fully online CSR Report. Impact: Increased accessibility of CSR Report.	Integrate EDC’s CSR and Annual Reports while sustaining Global Reporting Initiative and external assurance standards.

18                     DOING BUSINESS WHERE BUSINESS GETS DONE

   New Environmental and Social Risk Management Framework
In 2009 EDC initiated a review of its Environmental Policy, Environmental Review Directive and Disclosure Policy, which together comprise the framework for environmental assessment of the business EDC supports as well as appropriate disclosure of information about that business. The new framework was released in November 2010.
       The objectives of the review were to clarify and provide more transparency around EDC’s environmental commitments and review processes, and to ensure they are in line with the international environmental and social risk management practices adopted by export credit agencies and our commercial partners. Highlights of the revisions included:
›

renaming the policies as the Environmental and Social Risk Management Policy and Environmental and Social Review Directive to reflect EDC’s commitment to encompassing social issues in the environmental reviews of its business;

›

adopting the International Finance Corporation’s Environmental and Social Performance Standards as EDC’s dominant reference standard for environmental and social project performance in developing countries;

›	establishing EDC’s strategy with respect to climate change in order to understand and assess the carbon and climate risks and opportunities associated with customers’ business; and
›

providing increased disclosure of Category A projects (those with high potential for environmental and social impact) through review summaries containing information on project categorization, the rationale for EDC support, and the relevant environmental and social issues.

    Climate change
As noted, EDC’s Environmental and Social Risk Management Policy now includes a strategy whereby EDC will engage with clients to understand and assess the carbon and climate risks and opportunities associated with their business. The strategy includes an expectation that companies developing Category A projects provide estimates of the projects’ greenhouse gas emissions using recognized methodologies. Furthermore, EDC’s revised Disclosure Policy requires sponsors of Category A projects to provide greenhouse gas emissions data in their environmental impact assessments.
   Evolution of human rights assessment
EDC continued to follow the work of Dr. John Ruggie, the UN Special Representative of the Secretary General on human rights, and transnational corporations and other business enterprises. EDC was one of a number of export credit agencies to participate in Dr. Ruggie’s study on how to apply international human rights standards to export credit agency support. As the international community continues its dialogue on this topic, EDC will continue to evolve its own human rights assessment standards to incorporate emerging best practices and will continue to work with customers to help them build their capacity to operate in a socially responsible manner.
   EDC’s commitment to the community
EDC invests in the communities where it operates and it continues to deepen this engagement through active partnerships. In 2010, thanks to the generosity of its employees, EDC won the Government of Canada Workplace Charitable Campaign’s Chair’s Cup, the top prize among 107 government departments and agencies exemplifying campaign excellence in the National Capital Region. EDC’s final total reached $294,000, a 25 per cent increase over 2009, and it also raised close to $94,000 in response to the earthquake in Haiti.
EDC ANNUAL REPORT 2010                     19

CORPORATE SOCIAL RESPONSIBILITY

EDC’s Kate Parker lent her expertise to one of CARE’s
agricultural enterprise development projects.

BEYOND EXPORTS
In 2009, to increase engagement with local communities in emerging markets where Canadian companies are doing more business, EDC and CARE Canada set up Beyond Exports, a joint global community investment initiative. For each year of this four-year program, EDC invests $170,000 and assigns staff to various CARE enterprise development projects around the world.
     In 2010 EDC extended the program to a new region, and employees TS Buchanan and Kate Parker spent four months working at CARE’s country office in Zambia. While Zambia is one of the most politically stable countries in southern Africa, chronic poverty affects 60 per cent of the population and is a major development challenge. Subsistence farming dominates the rural economy, but people in Zambia’s remote communities face drought, disease and isolation, and they lack awareness of new products and technologies. Commercializing this agriculture is an important element in Zambia’s strategy to increase economic growth and alleviate poverty.
     Ms. Parker lent her expertise to one of CARE’s agricultural enterprise development projects, helping to develop a network of agricultural input retailers to provide these smallholder farms with critical supplies and technologies. Ms. Buchanan worked on CARE Zambia’s communications needs.
     Also, late in 2010 EDC’s Abbey Sturrock, an associate underwriter on the political risk insurance team, spent four months working as a small business development adviser in the Ancash region of Peru, while Derek Baas and Alyssa Beltempo joined CARE Canada’s Canadian head office team to help with the organization’s research and analysis.

   International business scholarships
EDC’s scholarship program is a key component of its community investment strategy. EDC invests $620,000 each year so Canada’s future business leaders have the opportunity to learn about the importance of international trade to Canada’s economy and future prosperity. In 2010, the 13th year of the International Business Scholarship Program, EDC offered 25 scholarships to Canadian university students in the fields of international business, finance and economics. Five other scholarships were awarded to outstanding business students who combined these fields with a focus on sustainable management or environmental studies.
   University of Waterloo Research Chair
In February EDC and the University of Waterloo announced the appointment of Dr. Olaf Weber as the first EDC Chair in Environmental Finance at the School of Environment, Enterprise and Development (SEED). Dr. Weber conducts research and teaches in the field of environmental and sustainable finance, putting an emphasis on the interaction between business and sustainable development.
      This position, the first of its kind in North America, was created to identify financial products and practices that will help companies engage in socially responsible investing and integrate social and environmental performance measures into their business activities. At $150,000 a year for four years, this funding is part of EDC’s longstanding commitment to promote a trade culture in Canada in partnership with the country’s universities.
20                     DOING BUSINESS WHERE BUSINESS GETS DONE

DIRTT manufactures pre-engineered and movable, modular
walls for commercial interiors.
CASE STUDY: SUPPORT FOR ENVIRONMENTAL EXPORTERS
EDC’s EnviroExports program supports Canadian companies that specialize in environmentally friendly products and services. In 2010 this support totaled $435 million for 223 companies. One of these companies is Calgary-based DIRTT (Doing It Right This Time).
      DIRTT manufactures pre-engineered, movable modular walls for commercial interiors—a re-usable alternative to drywall that minimizes materials, waste and air pollution. From the ground up, the company is built on an environmental ethic, dedicated to realizing more sustainable outcomes for building interiors. The technology behind DIRTT’s walls is key—pieces can be combined in endless ways. Walls are pre-
manufactured and ready for rapid assembly and they’re also easily disassembled and reused, ensuring nothing is wasted. For instance, when Autotrader moved its head office in Atlanta to a new spot, it simply brought along its original DIRTT walls. There was little demolition involved and minimal waste, resulting in a much lower carbon footprint than would have been the case with conventional materials.
     In six years of operation, DIRTT has grown to 550 employees and $100 million in annual sales. In 2005 the company began developing export markets to protect it from the vagaries of selling exclusively in a domestic market. Exporting also enables DIRTT to bring its environmental message to a broader audience. EDC began supporting the company in 2007.
      “Our relationship with EDC began as an equity partner in 2007,” says CFO Scott Jenkins. “Since then, EDC has been instrumental in introducing us to new markets and supporting our work through accounts receivable insurance and bonding.” As of 2010, exports accounted for 80 per cent of business. Until now, the company has focused on exports to the U.S., but it is expanding its vision. DIRTT is currently completing its first project in Mexico City and is set to begin another in Mumbai, India.

    Stakeholder session on international CSR standards
Corporate social responsibility has become a priority in the global business community, and it is critical that evolving international standards reflect the experience of Canadian businesses, NGOs and other stakeholders. To that end, EDC facilitated a stakeholder engagement session on behalf of the International Finance Corporation (IFC), in which a number of prominent Canadian businesses, NGOs, government agencies and academics took part.
     The goal of the session was for the IFC to receive stakeholders’ feedback as it reviews its Performance Standards on Social and Environmental Sustainability, which have become a core part of the way financial institutions around the world evaluate project financing transactions.
     EDC also organized a workshop for the 2010 convention of the Prospectors and Developers Association of Canada, about financial sector expectations for socially responsible mining projects. The sector faces some of the greatest corporate social responsibility challenges, and the session helped orient mining companies to what financial partners expect. In 2010 EDC participated, along with colleagues from the Canadian government, in the OECD Peer Review on International Anti-corruption Commitments.
EDC produces an annual Corporate Social Responsibility Report which provides more comprehensive details on its CSR programs and initiatives. The 2010 CSR Report is slated for release online in May 2011. Please see www.edc.ca/csr.
EDC ANNUAL REPORT 2010                     21

C O R P O R A T E PERFORMANCE
EDC’S BUSINESS STRATEGY:
          DEVELOP, DEPLOY, DELIVER
EDC is dedicated to contributing to the success of Canadian global businesses and strengthening financial and economic capacity both domestically and internationally within a trade-focused mandate.
     The corporation works toward achieving these goals by focusing on three fundamental objectives:

DEVELOP	DEPLOY	DELIVER
knowledge and relationships that strengthen EDC’s understanding of the market, positioning the corporation as a centre of expertise on trade and investment.	innovative solutions, directly and through a network of partners, that position Canadian companies for success and contribute to Canadian prosperity.	value to customers and partners by providing exceptional and predictable service.

DEVELOP KNOWLEDGE AND RELATIONSHIPS
To better understand the global marketplace from our customers’ perspective, it is critical for EDC to develop knowledge about its customers and build strong relationships with them. EDC’s ties with public- and private-sector partners strengthen its knowledge and relationships for the benefit of Canadian companies. EDC’s relationships with Canadian financial institutions, foreign buyers, other Crown corporations and its shareholder enables it to leverage a wealth of resources to benefit Canadian global business.
Meeting customers’ needs
To support the corporate objective of building knowledge and relationships, EDC’s Global Trade Management Innovation Centre expanded its services during 2010 to help customers improve their competitiveness and productivity to increase their success in global supply chains. For EDC’s small- and medium-sized customers, the centre held 10 workshops on reducing risk and protecting and accelerating cash flow in global trade. EDC provided 10 mid-market firms with detailed analyses of their supply chain operations and feedback based on industry best practices, benchmarks and EDC’s trade intelligence.

22                     DOING BUSINESS WHERE BUSINESS GETS DONE

     Knowledge gathered from the initiatives was shared with other EDC teams so they could benefit from a better understanding of customers’ challenges, and work to find solutions and strategies.
     In June 2010 EDC launched its Trade Advisory Services (TAS), with the objective of allowing customers to reap more benefits from EDC’s collective trade intelligence. The project assembles EDC’s wealth of trade-related information and makes it available through account managers to customers free of charge and independent of transactional engagements. This year TAS developed three internal online tools that enable EDC’s account managers to have information at their fingertips to answer customers’ frequently asked questions. To answer more complex questions, TAS created a virtual team of EDC experts from a variety of fields, including economics, financing, insurance and communications, as well as environmental, political and human rights risk advisory groups.
Working for Canadians at home and abroad
EDC’s foreign representations are currently housed in Canada’s diplomatic missions. Amendments in 2010 to the Export Development Act will enable EDC to establish and operate its own offices abroad, subject to the approval of the ministers of Foreign Affairs and International Trade. This will provide greater flexibility in location selection, driven by global supply chain participation by Canadian exporters. However, EDC’s preference is to maintain operations in Canadian missions.
     EDC opened three new representations in 2010. Those in Panama City and Istanbul will promote Canadian trade and investment opportunities in Latin America and the Eastern Mediterranean respectively. EDC also opened its first representation in a developed market, in Dusseldorf, Germany. The Dusseldorf opening marked a departure from EDC’s exclusive focus on emerging markets and will help deepen Canadian penetration into global supply chains in Western Europe, where several multinational headquarters are located.
     Identifying and developing relationships with strategic international buyers in emerging and developed markets continues to be a critical strategy in linking Canadian companies to global supply chains. While EDC has focused on strengthening its existing relationships with these international strategic accounts, it is also targeting foreign companies considered “growth” and “high potential” prospects.
     In 2011 EDC will continue to seek new opportunities and engage directly with these prospects, to build a deeper understanding of the role it can play in developing global champions through financial and risk management support.

A view of Istanbul, Turkey, from the river.

EDC ANNUAL REPORT 2010                      23

CORPORATE PERFORMANCE
Productive partnerships to benefit Canadian companies
Throughout 2010 EDC worked closely with the Department of Foreign Affairs and International Trade (DFAIT) to develop training sessions for the department’s trade commissioners to build their awareness of EDC financing solutions. While the commissioners play a different role from EDC representatives in supporting international trade, they share the common goal of promoting and supporting the success of Canadian exporters and investors.
     EDC worked with DFAIT in 2010 to determine the type of training most beneficial to the trade commissioners. EDC then established a training program to enable the commissioners to better understand international trade finance and the role EDC plays in supporting Canadian exporters. The program now includes a training session that launched last year in Asia and was attended by more than 75 trade commissioners.
     The corporation’s activities to support Canadian companies are enhanced through its relationships with other Crown corporations, such as the Business Development Bank of Canada (BDC), Farm Credit Canada (FCC) and the Canadian Commercial Corporation (CCC). Collaboration with these entities enables EDC to gain valuable knowledge it can use to develop solutions to better position its customers for success.
     EDC and BDC continued to work together in 2010 through the Business Credit Availability Program (BCAP), a consultative mechanism that allows EDC and BDC to work with Canadian banks to fill gaps in capacity caused by market conditions. Although the overall liquidity situation improved over the year, EDC continued to play an active role with private financial institutions to support clients who encountered challenges in accessing sufficient credit.
     The corporation also made progress formalizing its collaboration with BDC, including building better mutual knowledge of product lines, strengthening a cross-referral system and establishing periodic consultations on operations.
     EDC and BDC also partnered to support creation of a $300 million growth capital fund that invests in fast-growing Canadian technology companies. The Tandem Expansion Fund, established in 2009, provides capital and draws upon its executive team’s extensive business-building expertise to accelerate growth in portfolio companies. During 2010 the fund invested in four companies that met Tandem’s investment criteria, including its goal to invest between $10 million and $30 million in each company.
     During 2010 EDC and FCC worked to better understand each other’s products and roles, particularly in expanding agribusiness and agricultural value-added industries such as horticulture and agrifood. EDC and FCC’s underwriting management looked at ways to collaborate on the credit process and the support of foreign direct investment.
Experience and knowledge benefit EDC’s customers
The experience and knowledge that employees gain in market is a valuable corporate asset, and during 2010 EDC took several steps to ensure the availability of meaningful job opportunities when employees return to Canada. For example, EDC increased its focus on succession planning for international and regional representatives to ensure their experience benefits all EDC customers.
     The corporation also continued to hire local staff for its international representations. Their knowledge of the local market and the culture involved in local business practices helps EDC expand its local networks and bring efficiency to its international locations.

24                     DOING BUSINESS WHERE BUSINESS GETS DONE

DEPLOY INNOVATIVE SOLUTIONS
EDC’s innovative financial solutions played a particularly important role during the global recession and will continue to do so throughout economic recovery as companies look for greater predictability in managing their finances, mitigating risk and investing in future growth.

	2009	2010	2010	2011
	RESULTS	PLAN	RESULTS	PLAN

Customers served*	8,469	maintain	8,236	n/a

Total business volume ($B)	82.8	4% growth	84.6	2-4% growth

Volume in emerging markets ($B)	18.7	1% growth	24.7	2-5% growth

Partnership volume ($B)*	16.9	3% growth	28.7	n/a

Partnership transactions	4,920	maintain	5,461	maintain- 2% growth

CDIA volume ($B)*	4.2	5% growth	4.7	n/a

CDIA transactions	494	3% growth	573	4-7% growth

Multiple program users*	1,064	4% growth	1,098	n/a
Ratings in our performance measures are as follows:
Target met or exceeded (> 98% of plan)
Target substantially met (≥ 95% and ≤ 98% of plan)
Target not met (< 95% of plan)
* This number will no longer be forecast as part of EDC’s corporate scorecard.
The slow road to recovery
As the global economy emerged from the recession in 2010, the economic environment remained uncertain. Total Canadian exports increased 12 per cent in 2010, still well below pre-recession levels and coming off a year when exports were down 24 per cent.
     While there were definite opportunities for companies looking to globalize their operations, persistent volatility, the rising dollar and slowdowns in the U.S. and Europe meant that risks remained high and companies continued to experience challenges accessing credit on affordable terms.
     As Canadian business adjusted to this new normal, EDC played a significant role in adding capacity to the market in a way that strengthened Canada’s trade performance, serving 8,236 customers, 6,628 of which were small businesses. Business volume totalled $84.6 billion in 2010, 98 per cent of target.
     EDC’s accounts receivable insurance continued to be the largest contributor to its overall business volume, at $60.4 billion. Financing volumes reached $13.4 billion, while contract insurance bonding and political risk insurance volumes decreased to $8.4 billion and $2.4 billion respectively, due largely to a decrease in overall activity and a return to capacity of private-sector banks and sureties. In 2010 EDC paid out $126 million in claims, in contrast to $258 million in 2009.
Record volume in emerging markets
The fragility of traditional developed markets in 2010 provided the necessary impetus for Canadian companies to look elsewhere for business. As a result, EDC saw a record volume of $24.7 billion in emerging markets in 2010—an increase of more than 32 per cent from 2009. With China, Brazil and India leading the way, emerging markets now represent almost 30 per cent of EDC’s overall business. Its overall volume in Asia increased 21 per cent in 2010, indicating a much higher penetration into a market that, traditionally, has been challenging for Canadian companies, but one that is expected to lead world growth. Volumes for Brazil increased 30 per cent.

EDC ANNUAL REPORT 2010                      25

CORPORATE PERFORMANCE

EMERGING MARKET VOLUMES ($ IN BILLIONS)
     EDC’s increased on-the-ground presence in these markets is contributing to the growth factor. In 2010 EDC expanded its international network to 16, launching new representations in Turkey, Panama and Germany, giving the corporation more opportunities to identify and connect Canadian companies to international business opportunities and large global supply chains.
     EDC also keeps major foreign companies apprised of Canadian capabilities and informs its customers of opportunities in international markets. It does so in collaboration with financial institutions in Canada and abroad and, with DFAIT, through matchmaking activities that introduce large investors to Canadian buyers.
     For example, to match more Canadian companies with large Asian players, EDC provided $30 million toward a $1.5 billion US credit facility to Hong Kong-based conglomerate Noble Group, a global supply chain manager of agricultural, industrial and energy products with a huge global presence and assets in 38 countries. Noble has invested more than $2 billion US in the last three years to build its assets in ports, warehouses and mines. EDC has built a close relationship with the Noble Group, and hopes to capitalize on future opportunities and encourage sales from Canadian suppliers in the infrastructure sector.
     EDC also provided a $500 million US financing facility to Mexico’s Petroleos Mexicanos (Pemex). EDC’s longstanding relationship with Pemex has resulted in a significant increase in Canadian supply and services to its operations. It also demonstrates how Canadian companies can get a leg up on international competition by capitalizing on EDC’s relationships to showcase their expertise to senior decision makers.

CDIA: Growing Canada’s global footprint
The effects of the recent economic crisis underscored the importance of Canadian Direct Investment Abroad (CDIA). Investing abroad lets companies improve productivity, gets them closer to their customers and enables them to penetrate key global supply chains.
     The number of CDIA transactions that EDC facilitated in 2010 rose to 573, 79 more than in 2009 and 13 per cent above the target. CDIA transactions include loans to help companies open facilities in new markets or participate in joint ventures, as well as insurance for foreign affiliates. These transactions resulted in a total volume of $4.7 billion, compared to $4.2 billion in 2009—about seven per cent above target.
     In China alone, EDC supported 80 companies, primarily small and medium-sized companies through CDIA transactions in 2010, compared to 18 in 2007.

   THE NUMBER OF CDIA
   TRANSACTIONS THAT EDC
   FACILITATED IN 2010 ROSE
   TO 573, 79 MORE THAN
   IN 2009.

26                     DOING BUSINESS WHERE BUSINESS GETS DONE

Increased access to finance and insurance in the domestic space
EDC continued to provide trade-related financing solutions to Canadian companies in the domestic market through Canada’s Economic Action Plan, which gave EDC additional flexibility to increase access to credit for Canadian companies. By participating in transactions with Canadian private-sector financial and insurance institutions and the Business Development Bank of Canada (BDC), through the Business Credit Availability Program (BCAP), EDC played a major role in positioning viable Canadian companies for recovery.
     In 2010, EDC undertook $3.4 billion in commercial solutions for 143 Canadian exporting companies; including $2.0 billion in direct financing, $1.3 billion in domestic bonding and about $107 million in domestic credit insurance. EDC continued to participate as a reinsurer to private insurers, bringing additional capacity to the market for more than 200 small Canadian companies.
     This brings the total to $5.9 billion in domestic support that EDC has provided to 351 Canadian companies for their global business needs since March 2009. This domestic program, a two-year mandate from the Government of Canada, concluded in March 2011.
Partnerships: Adding capacity and sharing risk
EDC’s ability to serve Canadian companies is greatly enhanced by its partnerships with private-and public-sector players including banks, insurance companies, sureties and brokers. These partnerships also allow EDC to serve Canadian companies through their financial intermediaries, rather than directly.
     In 2010 EDC saw record partnership volumes and transactions. Partnership volume reached $28.7 billion and exceeded our target by 65 per cent. The number of transactions also exceeded EDC’s target, growing to 5,461 from 4,920 in 2009. Of 928 financing transactions, 732, or 79 per cent, were done in partnership with financial institutions.
     EDC’s documentary credit insurance program, which provides insurance solutions to Canadian banks to cover their foreign bank counterparty risk, saw increased demand throughout the year—a total volume of $8.3 billion, compared to $6.0 billion in 2009. More syndicated loans and participation in club deals contributed to this increase, as did EDC’s continued collaboration with BDC domestically.
     In 2010 EDC also finalized new partnerships with two large Mexican financial institutions: Atradius Seguros de Credito, S.A., which issues accounts receivable insurance policies, and Fianzas Monterrey, S.A., which specializes in surety bonds. These partnerships have made it easier for Mexican affiliates of Canadian companies to obtain these products.
An investment partner with global reach
As part of its commercial offerings, EDC is an active investor in direct venture and growth capital investments and also partners with private-sector fund managers, both domestically and internationally. During periods of constrained credit, this program is particularly helpful to small and medium-sized companies, as it gives them access to the private equity they need to penetrate the global marketplace.
     In 2010 EDC’s equity investments reached a total of $642 million in commitments and outstanding investments compared to $612 million in 2009. These include $223 million with next-generation exporters, $120 million with mid-market growth exporters and $299 million focused on connecting with emerging markets.
     For example, EDC invested $1 million in an $8 million syndicated investment facility for Enbala, a clean power technology company quickly gaining global attention for helping to cut greenhouse gas emissions and reduce operating costs—a growing niche area for Canadian expertise. EDC also invested up to $10 million US in equity commitments to XPV Water Fund, a Canadian venture capital fund focused on the water sector—an area of significant growth potential for Canada—as well as up to $20 million US in the Africa Telecommunications, Media and Technology Fund I, to encourage Canadian supply.

EDC ANNUAL REPORT 2010                      27

CORPORATE PERFORMANCE
  Sound financial management

	2009 RESULTS	2010 PLAN	2010 RESULTS	2011 PLAN

Net income ($M)	258	353	1,531	611

Return on equity (%)	3.9	5.3	18.9	7.3

Efficiency ratio (%)	22.9	20.4	24.6	26.1
Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)

Target substantially met (≥ 95% and ≤ 98% of plan)

Target not met (< 95% of plan)
Through sound financial management, EDC ensures it has an adequate capital base to fulfil its mandate now and in the future. Operating on a self-sustaining basis with no annual appropriations from Parliament, EDC achieves self sustainability by obtaining adequate return for risks taken, containing costs and appropriately managing risk.
       This approach has enabled EDC to support almost $938 billion in exports and investments from the $1.3 billion in share capital invested in the corporation by the Government of Canada since 1944. EDC tracks its financial performance through three key measures: net income, return on equity and efficiency ratio.
       Net income for 2010 was $1,531 million, up $1,178 million from the $353 million projected in the 2010 Corporate Plan, mainly due to a lower requirement for provisions than anticipated. The economic uncertainty that has marked the past few years has led to volatility in EDC’s provisioning requirements. While EDC anticipated a provision charge of $550 million at the time of preparing the 2010 Corporate Plan, the year ended with a release of provisions of $658 million as discussed on page 51. The resulting higher net income led to a return on equity of 18.9 per cent, a significant increase over the 5.3 per cent projected in the Corporate Plan.
       The efficiency ratio was 24.6 per cent, less favourable than the Corporate Plan goal of 20.4 per cent. The more favourable net income than projected in the plan did not have a positive impact on the efficiency ratio since the efficiency ratio is based on net revenue and does not include the impact of the release of provisions for credit losses. Lower net financing and investment income, as a result of a smaller asset base than projected in the Plan, as well as the recognition of an impairment loss on equipment available for lease that was not anticipated at the time the Plan was developed were the key factors contributing to the efficiency target not being met in 2010.
       EDC is committed to strong financial reporting. In 2010 EDC received the Canadian Institute of Chartered Accountants Award of Excellence in Corporate Reporting for large federal Crown corporations.
  Beyond the recovery
This past year was one of transition for Canadian international trade. Developed markets began a long, slow path to recovery—an improvement from the steep downturn of 2009, but still fraught with challenges as the economies of Europe and the U.S. continued to struggle. The encouraging news is that many Canadian companies took this opportunity to expand beyond their traditional markets and broaden their trade horizons.
       Moving forward, emerging markets are expected to lead the recovery. EDC will continue its efforts to meet the evolving needs of Canadian companies in global supply chains by bringing more Canadian business to emerging markets, redesigning its credit insurance products and enhancing financing opportunities for small business through its Export Guarantee Program.
28                    DOING BUSINESS WHERE BUSINESS GETS DONE

DELIVER VALUE TO EDC’S CUSTOMERS AND PARTNERS
Delivering real and recognized value is a critical attribute of EDC’s position as trusted partner. This means focusing not just on the deployment of solutions, but also on the manner in which they are deployed and the total customer experience. EDC does this by leveraging its technology and people to provide reliable, timely, relevant service focused on the evolving needs of its customers—in a manner that is socially responsible and upholds the expectations of Canadians.

	2009 RESULTS	2010 PLAN	2010 RESULTS	2011 PLAN

Net Promoter Score	68.6	maintain/ improve	72.1	70.0–77.0

VfM to TCO ratio*	55:45	53:47	31:69	45:55

Employee engagement**	rank same as	n/a	n/a	rank same as
	high-quality			high-quality
	organizations			institutions

Employee retention (%)***	92.7	≥ CB rate	92.6	≥ CB rate
Ratings in our performance measures are as follows:

Target met or exceeded (> 98% of plan)

Target substantially met (≥ 95% and ≤ 98% of plan)

Target not met (< 95% of plan)

*	Value for money (VfM)—investments in IT that increase business performance. Total cost of ownership (TCO)—the costs of maintaining core business infrastructure and technology assets.

**	The next survey will be in Q1 2012.

***	Conference Board of Canada data for financial institutions suggests a rate of 91.8 per cent.
  Delivering a positive customer experience
Improved service delivery is one way EDC continues to deliver value to its customers. Through the adoption of Lean methodology, it is transforming the way it does business—both internally and externally. By simplifying processes, using technology strategically and focusing on developing a high-performing culture, EDC is better positioned to deliver superior customer and partner experiences with greater predictability and consistency.
       In 2010 Lean initiatives were implemented throughout EDC’s Business Development Group to better align EDC’s customer-facing roles with customer needs. In the accounts receivable insurance (ARI) credit granting function, Lean was used to improve response times to customers. Changes will be rolled out across the group in 2011. EDC is now also applying Lean methodologies within EDC’s support functions.
       EDC rolled out a series of service standards in late 2009 to enable it to better understand how well it is performing relative to established targets in the areas of predictability, value and communication. These targets help EDC understand what it does well, and, more importantly, areas that need improvement. A corporate dashboard that tracks performance on critical metrics was piloted in 2010 and the results were discussed within the Business Development and Operations areas at EDC. The corporation continues to optimize existing customer and employee feedback mechanisms to get a clear picture of its effectiveness and customer satisfaction.
  New head office
In 2011 EDC will consolidate all Ottawa-based staff in one building, which will be Leadership in Energy and Environmental Design (LEED) gold-standard certified. The new head office features innovative design and environmentally friendly technology. It has videoconferencing facilities, as well as wireless tools that will support telework and flexible work arrangements designed to improve employee productivity and efficiency and to bring EDC closer to its customers.
EDC ANNUAL REPORT 2010                    29

CORPORATE PERFORMANCE
  Measuring our success
EDC’s efforts to deliver a positive customer experience are contributing to an improved Net Promoter Score (NPS), which is the measure by which the corporation evaluates its success in customer satisfaction and loyalty. EDC’s NPS for 2010 exceeded the goal set in 2009. At 72.1, it is a strong indication that the majority of EDC’s customers would be likely to refer it to partners and associates.
       The NPS is based on the question: “How likely is it that you would recommend EDC to a colleague who is also an exporter?” This question allows EDC to track its progress in delivering value to customers and partners. Referral is considered one of the strongest measures of customer loyalty because it asks the customer to stake its reputation on EDC. Results show steady improvement in 2010, and comparative research into scores of other North American companies places EDC among an elite group of loyalty leaders.
       EDC’s strategic investment in key customer-centric projects seems to be resonating with customers. In interviews, customers indicated they value EDC for its excellent service, ease of working arrangements, and the quick, efficient response they receive. Conversely, less satisfied customers say EDC should focus on being more proactive in its communication, taking more risk and being more responsive.
  Leveraging technology to deliver value
Our ability to deliver value to our customers is supported by a secure, stable and efficient corporate information technology (IT) strategy that is well aligned with EDC’s plans and activities.
       A key piece of this strategy is EDC’s Business Architecture Redesign (BAR) program. This program encompasses a number of initiatives to modernize EDC’s business applications and build a foundation that will enhance Lean sustainability and productivity.
       Similar updates to EDC’s information architecture—both data and documents—were initiated in 2010, with the goal of addressing inefficiencies and better leveraging EDC’s knowledge assets. This includes modernization of EDC’s web channels and implementation of new electronic documents and records management technology and processes to be launched in 2011.
       Each year EDC evaluates how information technology investments are divided between value for money (VfM), investments in IT that increase business performance; and total cost of ownership (TCO), which are the costs of maintaining core business infrastructure and technology assets. In 2010, the target was not met. The result was (VfM)31:(TCO)69, with TCO higher than expected due to the planning for the move to the new head office and revitalization of EDC’s infrastructure. However, it is expected that the more modern infrastructure included in the new building will facilitate more effective management of core costs in the future.

  Promoting corporate social responsibility
Delivering value includes meeting Canadians’ expectations that EDC operates in a socially responsible manner. At EDC, corporate social responsibility (CSR) means more than simple compliance with legal standards; it is an underlying principle that guides the corporation’s activities and an integral part of its larger economic goal of enhancing Canada’s trade performance.
       In 2010 EDC’s corporate social responsibility strategic priorities remained focused on the environment and climate change, human rights and transparency. For more details on EDC’s environmental and social performance throughout 2010, please see Corporate Social Responsibility on page 17 of this report. EDC also publishes a detailed social responsibility annual report slated for release in May 2011.

EDC is creating a high-performing culture that puts customers at the centre of everything it does.

30                    DOING BUSINESS WHERE BUSINESS GETS DONE

  Delivering value through an engaged workforce
The knowledge and expertise of EDC’s people are at the centre of everything it does, and its human resources strategy demonstrates a commitment to ensuring that customers are served by an engaged and committed workforce.
       In 2009 EDC developed an Employment Value Proposition that determined that job impact, development opportunities, respect, corporate social responsibility and co-worker quality were the things valued most by current and potential employees. EDC continued to foster these elements in 2010 as a key part of its strategy to attract and retain talented, motivated people. EDC is also creating a high-performing culture at both team and organizational levels that puts the customer at the centre of everything it does, and holds employees to higher standards of accountability and performance. This new culture fosters a greater level of trust and collaboration, emphasizes continuous learning and development, and introduces more flexible work arrangements. Together, these measures are milestones on EDC’s journey to be the kind of trusted partner and industry leader its customers value.
       A robust learning and development program continues to contribute to employee engagement and ensures that EDC’s employees maintain the skills and knowledge needed to help its customers. EDC continued to focus on increasing bilingualism levels throughout 2010 by offering language training to ensure employees can respond to business and customer needs.
       In addition to benefiting customers, these measures are resulting in a more engaged employee base. EDC’s employee retention rate in 2010 was 92.6 per cent.
  Embracing diversity
EDC believes that a work environment that promotes and celebrates diversity is not only socially conscious, but a commercial advantage. The variety of experiences and cultures that its employees bring to EDC helps advance its global efforts and brings greater value to its customers by enhancing the links and relationships with markets of interest to Canadian companies.
       In 2010 EDC launched a pilot program, the Newcomers Work Experience Program, which offered eight-month placements to four recent Canadian immigrants in one of four groups—International Business Development, IT, Human Resources or Finance (Loans Services)—depending on their skill set. EDC partnered with LASI World Skills’ Ottawa Job Match Network (OJMN) to find job-ready candidates. Meetings were held in advance with OJMN to ensure EDC’s requirements and expectations were clearly understood. Candidates were screened by OJMN and then referred to EDC, where they participated in EDC’s normal interview process. To help integrate the successful candidates, who were from Vietnam, Bangladesh and Jamaica, into the workplace, EDC assigned each one a mentor, as well as a buddy.
       EDC was recognized as one of the best employers for new Canadians by Mediacorp Canada, which selected the winners based on application data from the annual Canada’s Top 100 Employers competition. The award recognizes employers from across Canada that are doing the most to assist new Canadians in making the transition to a workplace and a new life in Canada.
EDC ANNUAL REPORT 2010                    31

INVESTOR
RELATIONS
  2010 summary
Volatility across the globe has created a niche for EDC and Canadian credits. In this turbulent atmosphere Canada continues to be viewed as a secure market. Canada’s fiscal and monetary positions and the management of its financial system is seen as an example of prudent regulatory oversight. Canada and EDC have been able to position the corporation’s securities against this backdrop and have given investors secure, stable products to meet their highest quality requirements.
       In 2010 EDC continued its efforts to strengthen its presence in major global markets and broaden its investor base by type and region. The 2010 funding was slightly smaller at USD 4.8 billion, compared to 2009’s USD 7.0 billion. Notwithstanding the reduction in requirements EDC was still able to participate in all the major markets it had planned, ensuring the corporation’s investor base was provided with bonds that would meet their requirements.
  2010 highlights
EDC’s benchmark program expanded in 2010, with the addition of a new Australian Dollar ((AUD) Kangaroo) benchmark bond as well as our USD Global and British Pound (GBP) programs. Noteworthy transactions were as follows:
2010 BENCHMARKS
EDC’s first benchmark was a USD 1.0 billion five-year Global bond completed in May. EDC was able to access the demand for the Canadian sovereign credit, and generated interest two and a half times larger than the announced bond, at USD 2.5 billion. It was well distributed both geographically and by investor type.
       The second USD Global, also a five-year, was equally well received. EDC had the same subscription size and saw an increase in interest from the Central Bank community. The corporation issued two five-year bonds to address the investor preference for that term over the shorter three-year term.
FIRST KANGAROO BOND
EDC’s first Kangaroo bond was launched in July, targeting a minimum size of AUD 300 million. Demand was such that we increased the size twice, to AUD 500 million and then AUD 650 million during the initial offering period. The investor interest was evenly split between domestic and international buyers as well as a good mix of Central Bank and asset management funds.
       This successful deal resulted in a reopening of the Kangaroo in September for an additional AUD 350 million, bringing the total outstanding amount to AUD 1.0 billion, with strong interest both within and outside Australia. The Kangaroo market has become a key funding arena for the Sovereign, Supranational and Agency (SSA)1 borrowers (EDC’s peer group). We expect this market to develop further as domestic investors look for high-quality paper.
[1]	Sovereign (nations), supranational (multiple member nations, for example InterAmerican Development Bank) and Agencies (a division of government or international body).
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SWEDISH KRONA
EDC was able to issue a Swedish Krona (SEK) 3.0 billion bond. This was targeted to investors looking for yield enhancement and currency diversification. EDC is focused on these types of transactions both for domestic and international investors as part of its international business development strategy.
       The remaining funding was done through private placement and structured transactions and other smaller niche transactions in a variety of currencies and terms.
  2011 outlook
In 2011 EDC expects the SSA issuing requirements to be similar to those of 2010. Of interest will be a shift from the Agency space to the Supranational space, particularly in Europe, as new funding organizations of the European Union begin to take shape and issue a larger amount of supply into the market. While the EU funding organizations’ requirements will be primarily in euros (EUR), this will have some affect on USD issuance as other more established borrowers look outside of the EUR investor base for funding.
       EDC, as a Canadian credit, should maintain its appeal as a safe-haven entity. EDC believes its relative pricing will give investors the security and performance they have come to expect. The foundation of EDC’s funding platform will continue in the USD Global market and the corporation will continue to look at the AUD Kangaroo and GBP Sterling markets for the balance of EDC’s requirements.
       EDC remains committed to on-going dialogue with our investors. The corporation will continue to seek out investors through our extensive investor relations program. It will also look for opportunities to expand its structured-note and medium-term note programs to best meet investor needs and will remain receptive to private placement opportunities for investors with specific portfolio requirements.
       EDC debt securities carry the full faith and credit of the Canadian government, stronger than an explicit guarantee, which elevates EDC’s credit standing to that of the sovereign. The ratings on EDC reflect its status as an agent of her majesty in right of Canada and 100 per cent ownership by the government of Canada.

	Domestic Currency		Foreign Currency
	Long-term	Short-term	Long-term	Short-term

Moody’s	Aaa	P1	Aaa	P1

Standard & Poor’s	AAA	A-1 +	AAA	A-1 +

DBRS	AAA	R-1 (high)	AAA	R-1 (high)

JCR	AAA	–	AAA	–
       Zero per cent BIS risk weighted according to Basel II guidelines.
EDC ANNUAL REPORT 2010                    33

2011
STRATEGIC
OBJECTIVES
The following is an overview of the business strategy and performance measures of the
2011–2015 Corporate Plan. A summary is available at edc.ca/corporateplan.
  The planning environment
The current planning environment shows a global economy at the crossroads between recession and recovery. The recent financial crisis has changed the political, financial, regulatory and economic landscape to define a “new normal,” characterized by slower economic growth compared to 2002–07 levels, excess capacity, intense competition and continued deflationary conditions.
       With aggressive growth in the first half of 2010 tempered by a renewed slowdown in the global economy, EDC is forecasting Canadian export growth will give way to more modest increases in 2011. EDC is forecasting total Canadian exports to have grown 10 per cent in 2010 and will grow a further six per cent in 2011. * Most of this growth is coming from Canada’s extractive industries—energy, metals and minerals, and fertilizers—along with automotive industries. Outside of these sectors, Canadian exports are showing much slower growth.
  EDC’s business strategy
As the Canadian economy navigates through this period of continued uncertainty, EDC’s commitment to being a trusted partner to the Canadian global business community is more important than ever. In 2009 the corporation adopted a new strategic framework outlining this goal within a broader Canadian context. EDC exists to enhance Canada’s trade performance, and this commitment underpins every aspect of this business strategy.
The 2011–2015 business strategy will continue to be supported by the corporation’s three strategic objectives:
›	DEVELOP knowledge and relationships that strengthen EDC’s understanding of the market, positioning the corporation as a centre of expertise on trade and investment;

›	DEPLOY innovative solutions, directly and through EDC’s network of partners, that position Canadian companies for success and contribute to Canadian prosperity; and

›	DELIVER value to EDC’s customers and partners by providing exceptional and predictable service.
EDC’s people, partners, technology, capital and processes—the core drivers of EDC’s performance—are what enable it to fulfil these objectives. Investments made in recent years have allowed EDC to respond to economic challenges and to position companies for growth and success in an efficient, cost-effective manner.
       Over the past five years, EDC has realigned its business model to focus on its customers. This realignment is based on the belief that in a rapidly globalizing business environment, Canadian companies need customized application of EDC’s services to capitalize on new international trade and investment opportunities. By putting the customer at the centre of everything it does, EDC has changed the way it considers its solutions and how they are deployed. This commitment to a customer-centric mindset continues to be an important element of EDC’s business strategy.
       The business strategy as presented in the 2011–2015 Corporate Plan is aligned with the Statement of Priorities and Accountabilities sent to EDC by the Minister of International Trade.
  Developing knowledge and relationships
EDC’s ability to respond to the needs of Canadian companies depends on a strong understanding of the global marketplace and the intricacies of the integrative trade environment. This knowledge is strengthened by a network of public- and private-sector partners. EDC’s relationships with Canadian financial institutions, foreign buyers, other Crown corporations, and its shareholder enable it to leverage a wealth of resources to the benefit of Canadian global businesses.
* This information reflects EDC’s Winter 2011 Global Economic Forecast.
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LEVERAGING TRADE-RELATED EXPERTISE FOR OUR CUSTOMERS
The deployment of financing and insurance solutions represents only part of the value EDC delivers to its customers. Every day, EDC account managers informally provide customers with trade information that is outside the scope of the transaction, including knowledge relating to markets, sectors, exporting challenges and opportunities, and risk mitigation options.
       To enhance the availability, timeliness and value of its trade expertise, EDC launched its Trade Advisory Services program in June 2010. Currently in a pilot phase, this program leverages EDC’s wealth of trade-related information, and structures it in an efficient, accessible way. In 2011 EDC will examine the outcomes of this service and consider potential enhancements to its scope and structure.
FOCUSING ON PARTNERSHIPS
EDC’s ability to meet the needs of Canadian global businesses is dependent on strong relationships with public- and private-sector partners. By working together, EDC and the Trade Commissioner Service (TCS) are able to play a greater role facilitating foreign direct investment and helping to build Canada’s commercial brand. This cost-effective partnership makes the most of existing resources in-market. To further strengthen this relationship, both organizations are improving training programs to share information about each other’s respective roles and services.
       EDC’s relationships with its public-sector partners are complemented by strong working relationships with Canadian financial institutions. EDC is continuing to invest in these relationships in 2011. For example, the corporation is exploring ways to streamline the delivery of products, including conducting due diligence on a company basis rather than a transaction-by-transaction basis, and increasing process automation.
       EDC’s activities in support of Canadian companies are also enhanced by its relationships with other Crown corporations. For example, EDC and the Business Development Bank of Canada (BDC) continue to identify opportunities to share knowledge and generate greater awareness of each other’s services. EDC and BDC will continue to explore ways they can better collaborate in support of small- and medium-sized exporters and investors in 2011.
  Deploying innovative solutions
EDC’s innovative financial solutions are particularly important today in this period between recession and recovery. Continued economic uncertainty means risks remain high and many companies are still experiencing challenges accessing credit on affordable terms.
ENHANCING FINANCING OPPORTUNITIES FOR SMALL AND MEDIUM-SIZED ENTERPRISES (SME)
EDC often deploys financing solutions for small businesses in conjunction with Canadian financial institutions, as part of its partnership-preferred approach to adding capacity to the market. EDC is studying the possibility of pre-approval of a category of Export Guarantee Program (EGP) transactions. This would strengthen turnaround times to allow EDC to be more responsive to its customers. It would also simplify processing requirements for banks. In 2011 EDC will further explore the risks and benefits of this initiative, and study the possibility of setting up a pilot program.
SOUND FINANCIAL MANAGEMENT AND STRENGTHENED TRANSPARENCY
EDC’s ability to deploy lending and insurance solutions to Canadian global businesses is directly connected to its commitment to sound financial management. As part of this prudent financial management, EDC has been updating its reporting mechanisms to comply with changing Canadian standards and Government of Canada guidelines.
       The Accounting Standards Board of Canada adopted International Financial Reporting Standards as Canadian Generally Accepted Accounting Principles (GAAP) for publicly accountable entities on Jan. 1, 2011, representing a significant change to Canadian accounting standards. EDC’s implementation project has been underway since 2007.
       In addition, beginning in 2011 EDC will release quarterly reports to the Government of Canada for the first three fiscal quarters each year and will make them public within 60 days of quarter-end, in compliance with recent changes in the Financial Administration Act. This quarterly reporting comes into effect April 1, 2011, and will include financial statements for the quarter and year to date, as well as discussion of financial results, risks and significant changes to operations, personnel and programs.
  Delivering value
EDC delivers value through reliable, timely and relevant service focused on the evolving needs of its customers, regardless of their location, segment or sector. EDC’s talented workforce, the investments in the corporation’s
EDC ANNUAL REPORT 2010                     35

2011 STRATEGIC OBJECTIVES
technological architecture, a new head office and Lean process improvement all enable EDC to provide value to Canadian global businesses in a cost-effective manner. Delivering value also means meeting the expectations of Canadians. Accordingly, EDC’s commitment to corporate social responsibility (CSR) continues to be a core element of the business strategy.
IMPROVING SERVICE DELIVERY PROCESSES
EDC’s ability to be a trusted partner to our customers is guided by a commitment to continuous improvement. Through the introduction of Lean Process Methodology four years ago, EDC has been transforming the way it works to further strengthen its products and services and deliver better value for the customer by eliminating waste, shortening wait times and making the EDC experience more predictable and consistent.
       EDC will continue to build on the success of process improvements to the financing and bonding programs. In 2011 the corporation will introduce Lean practices to its internal credit-granting process and streamline the way it does business with its customers through an improved segmentation model.
DELIVERING VALUE THROUGH CORPORATE SOCIAL RESPONSIBILITY (CSR)
Canadian companies operate successfully in virtually every industry sector and have established a reputation for conducting business in a fair, open and responsible manner. As a partner that facilitates international business for Canadian companies, EDC shares responsibility for that reputation and seeks to support and enhance it through its operating principles and policies.
       To ensure it remains in step with other global players and Canada’s international agreements, EDC is continually updating its CSR strategy. In 2011 it will conduct a strategic review of its CSR practices, continuing to measure them against the standards of its peers.
       In 2009 EDC initiated a review of its Environmental Policy, Environmental Review Directive and Disclosure policies that together comprise its framework for environmental assessment and disclosure. The revised policies, released in late 2010, will be implemented in 2011. Highlights of the policies include: implementing the International Finance Corporation’s Environmental and Social Performance Standards as EDC’s dominant standard for environmental and social project performance in developing countries; adding a section outlining EDC’s strategy with respect to climate change risks; and providing increased disclosure of Category A projects (those with high potential for adverse environmental and social impact) through project review summaries.
  Measuring success
EDC’s measurement program enables the corporation to track its performance against each of the three strategic objectives presented in the business strategy. It also estimates how EDC’s activities benefit Canada’s economy.
CUSTOMER-RELATED MEASURES
Net Promoter Score (NPS)
The NPS continues to be the measure against which EDC evaluates its success in customer satisfaction and loyalty. NPS measures the likelihood that EDC’s customers would recommend the corporation to business colleagues.
BUSINESS MEASURES
Total business volume
Total business volume measures the total volume of business facilitated by EDC in both the export and domestic spheres. The corporate plan was prepared with the underlying assumption that the temporary domestic powers granted to EDC concluded in March 2011.
Volume in emerging markets (VEM)
Emerging markets present significant opportunities for Canadian companies to diversify their customer base and take advantage of growth opportunities as host economies develop. The VEM measure tracks the amount of insurance and financing support that EDC is providing to Canadian companies doing business in these markets.
Canadian Direct Investment Abroad (CDIA)
CDIA is another way EDC measures its success in strengthening Canada’s trade capacity. Canadian companies use EDC’s services to facilitate their CDIA to globalize their operations and create a competitive advantage. CDIA transactions are tracked under the Financing and Political Risk Insurance programs in support of
36                    DOING BUSINESS WHERE BUSINESS GETS DONE

Canadian companies engaged in CDIA, as well as under the Accounts Receivable Insurance program support provided to the foreign affiliates of Canadian companies. Performance is measured by the number of CDIA transactions.
Partnering to serve Canadian companies
EDC’s ability to effectively serve Canadian companies is enhanced by partnering with private-sector counterparts. Partnerships enable EDC to serve Canadian companies through their established financial intermediaries. That way, EDC can share risk and provide credit enhancements to banks and sureties, making it more attractive for them to extend coverage or financing to customers. Performance is measured by the number of partnership transactions facilitated.
Leveraging technology to support the business strategy
EDC measures the allocation of IT dollars between what is known as value for money initiatives (VfM) and total cost of ownership (TCO). VfM refers to discretionary technology investments that drive business value, whether by enhancing customer service, corporate efficiency, employee satisfaction or revenue. TCO refers to technology investments that are either non-discretionary or relate to maintaining core technology assets and infrastructure.
Measuring financial performance
EDC measures its financial performance in three areas: the efficiency ratio (ER), net income and return on equity (ROE). The ER—the ratio of administrative expenses to net revenue, excluding debt relief—measures the operational efficiency of the corporation, as investments in people and technology are required to keep pace with the growth and complexity of the business. EDC’s total earnings are reflected in its net income, the net result of its financing, investment, insurance and risk management activities. ROE measures EDC’s profitability by calculating its net income as a percentage of shareholder’s equity. It takes into account both EDC’s profitability and the risk of the business undertaken.
EMPLOYEE MEASURES
Leveraging people
EDC aims to attract and retain a highly qualified workforce to successfully implement its business strategy today and in years to come. How well this is accomplished is measured by EDC’s employee retention rate and employee feedback on their engagement with the organization.
The following table depicts EDC’s scorecard for 2011. It presents the corporation’s key measures of success and planning performance for the coming year.

Performance Measures	2010 ACTUAL	2011 PLAN

Net Promoter Score	72.1	70.0–77.0

Total business volume ($B)	84,616	2–4% growth

Volume in emerging markets ($B)	24,729	2–5% growth

CDIA transactions	573	4–7% growth

Partnerships transactions	5,461	Maintain–2% growth

VfM to TCO ratio	31:69	45:55

Financial measures

Efficiency ratio (%)	24.6	26.1

Net income ($M)	1,531	611

Return on equity (%)	18.9	7.3

Employee measures

Employee engagement	n/a	Rank same as high-quality institutions

Employee retention (%)*	92.6	≥CB rate
* Conference Board of Canada data for financial institutions suggests a rate of 91.8 per cent.
EDC ANNUAL REPORT 2010                     37

BOARD OF
DIRECTORS
Norman M. Betts
Fredericton, New Brunswick
First appointed to EDC’s Board of Directors in 2007, Dr. Betts was reappointed for a second term in February 2010. Dr. Betts has an extensive record of public service. As the MLA for Southwest Miramichi, he served the people of New Brunswick as Minister of Finance from 1999 to 2001 and Minister of Business New Brunswick from 2001 to 2003. Dr. Betts is currently an associate professor with the Faculty of Business Administration at the University of New Brunswick and sits on several other boards of directors including New Brunswick Power Holdings, Tembec Inc., and the Nature Conservancy for the Atlantic region. He holds a PhD in Management from Queen’s School of Business and is a Chartered Accountant.

Jacques Boivin
Quebec City, Quebec
Mr. Boivin was appointed to EDC’s Board of Directors in March 2009. A partner at Quebec City law firm Beauvais Truchon g.p., Mr. Boivin specializes in mergers and acquisitions, sales and financing, as well as bankruptcy and insolvency. He has also served as an instructor at the École du Barreau du Québec. Mr. Boivin is a member of the Barreau du Québec, the Canadian Bar Association and INSOL International. In addition to his law practice, Mr. Boivin is active in his community and serves on boards of organizations that support education and health services.

Jeff Burghardt
Prince Rupert, BC
Mr. Burghardt was appointed to EDC’s Board of Directors in June 2008. He has worked in the agricultural industry for more than 25 years, including 10 years as President and Chief Executive Officer of Prince Rupert Grain Ltd. and as Chair of the Northwest Corridor Development Corporation. A leading advocate for his region, Mr. Burghardt has served as an industry adviser to both federal and provincial governments on issues such as transportation, economic development and investment.

Adam Chowaniec
Ottawa, Ontario
Dr. Chowaniec was appointed to EDC’s Board of Directors in April 2008. Currently Chairman of the Board of Directors of Zarlink Semiconductor Inc., he has held executive positions at Acadia University, Bell Northern Research, Nortel Networks, Commodore International and Calmos Systems. After serving as both President and Vice-President of Newbridge Networks, Dr. Chowaniec was the founding CEO of Tundra Semiconductor Corporation in 1995. From 2006 to 2008, he was Chair of the Ontario Premier’s Research and Innovation Council. He has been widely recognized for his leadership, business excellence and innovation, and was named Business Person of the Year by the Ottawa Chamber of Commerce in 1999.

Herbert M. Clarke
St. John’s, Newfoundland
Mr. Clarke was appointed to EDC’s Board of Directors in 2009. He has substantial private- and public-sector experience in areas of public policy and industry-government relationships, particularly relating to shipbuilding, marine construction, fish and fish products, and energy. Mr. Clarke is president of HMC Associates Ltd., a private consulting and investment firm. Previously, he served as Newfoundland and Labrador’s Clerk of the Executive Council and Secretary to Cabinet, the most senior position in the province’s public service. Mr. Clarke has been a member of the Canada-Newfoundland Offshore Petroleum Board, founding Chairman of the Fisheries Resource Conservation Council, and Public Review Commissioner for a major offshore oil and gas project.

Jim Dinning
Chair, Calgary, Alberta
Mr. Dinning became Chair of Export Development Canada in 2007. He is Chair of Western Financial Group and has extensive experience in the private sector as a senior executive and as chair and director of a number of multinational and export-oriented Canadian companies. Mr. Dinning served in senior public sector leadership roles during his 11-year tenure as a member of the Alberta Legislative Assembly including Minister of Education and Provincial Treasurer. He also serves as Chancellor of the University of Calgary.

All directors are appointed for a term of three years, except as indicated
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Linda M. O. Hohol
Calgary, Alberta
Ms. Hohol was appointed to EDC’s Board of Directors in 2007. With significant experience in the financial sector and expertise in venture capital financing and wealth management, Ms. Hohol was President of the TSX Venture Exchange from 2002 to 2007, after a long career with CIBC, which included a position as Executive Vice-President of Wealth Management. She is a Director of several non-profit and private-sector corporations, including ATB Financial, EllisDon Construction and United Way of Calgary, and has been recognized as one of the 100 Most Powerful Women in Canada.

Donald A. MacLeod
Dartmouth, Nova Scotia
Mr. MacLeod was appointed to EDC’s Board of Directors in 2008. Currently serving as Vice-President and Senior Counsel for J. Ray McDermott Canada, Ltd. (Secunda Marine Services), Mr. MacLeod has held senior management positions within the organization since 1989. He has extensive involvement in commercial transactions in Canada and internationally within the shipping and offshore oil and gas sector. Mr. MacLeod is Chair of the Shipowners’ Mutual Protection and Indemnity Association (Luxembourg), and holds positions on several of its affiliates and management committees. He is a member of the Nova Scotia Barristers’ Society.

John R. Rooney
Calgary, Alberta
Mr. Rooney was first appointed to EDC’s Board of Directors in 2007 and was reappointed in January 2010. A Calgary-based entrepreneurial executive with technical background in finance, he currently serves as Chairman and CEO of Northern Blizzard Resources Inc. Mr. Rooney is a Chartered Accountant and Chartered Business Valuator and with more than 20 years of experience primarily in the oil and gas industry. He also serves as a Director of several public and private companies and not-for-profit organizations.

Eric D. Siegel
President and Chief Executive Officer, Ottawa, Ontario (retired December 2010)
Mr. Siegel was appointed President and CEO of EDC on Dec. 8, 2006 after having served in a variety of increasingly senior roles since first joining the organization in 1979. In 1988, he became General Manager of EDC’s Medium-Term Insurance programs. After leading an extensive corporate restructuring between 1993 and 1995, Mr. Siegel was appointed Senior Vice-President of Medium- and Long-Term Financial Services, then Executive Vice-President in 1997 and Chief Operating Officer in 2005. Mr. Siegel retired in December 2010.

Ajit Someshwar
Toronto, Ontario (resigned June 2010)
Mr. Someshwar was appointed to EDC’s Board of Directors in May 2008. He is the founding President and CEO of CSI Group of Companies, the parent of several technology and management solutions companies with Fortune 500 clients in Canada and the U.S. From 2007 to 2009 Mr. Someshwar was the National Convener of the Canada India Foundation, a public policy advocacy group promoting strong bilateral relations between Canada and India. He was President of the Indo-Canada Chamber of Commerce from 1991 to 1993. Mr. Someshwar is a member of the Economic Advisory Council of business leaders who advise the Minister of Finance. Mr. Someshwar resigned from the Board in June 2010.

Jeffrey Steiner
Toronto, Ontario
Mr. Steiner was appointed to EDC’s Board of Directors in December 2010. Before establishing New Franchise Media in 2010, Mr. Steiner served approximately seven years as President and Chief Executive Officer of the Toronto Economic Development Corporation (TEDCO), and three years as a board member of the Alcohol and Gaming Commission of Ontario. Mr. Steiner currently serves as Chair of the Governance Committee on the Board of Directors of the Ontario Centres of Excellence Inc., which oversees government investment in the commercialization of university R&D through industry-academic collaboration and venture capital finance. He is an active member of the Young Presidents’ Organization (YPO) Toronto Chapter and the Institute of Corporate Directors with an ICD.D designation.

Darlene Thibault
Laval, Quebec
Ms. Thibault was appointed to EDC’s Board of Directors in January 2010. A Director at the Bank of Nova Scotia since 2005, Ms. Thibault is responsible for Credit Lease Scotia and the Immigrant Investor Program in the Quebec region. Her 20-year career in the financial industry has included positions at HSBC Bank, the Bank of Montreal, Bombardier Capital Ltd., AT&T Capital Canada Inc., and Pitney Bowes Leasing.

EDC ANNUAL REPORT 2010                    39

  EXECUTIVE
  MANAGEMENT TEAM

Stephen S. Poloz
President and Chief Executive Officer
Stephen Poloz was appointed President and Chief Executive Officer in January 2011, after nearly 30 years of public- and private-sector experience in financial markets, forecasting and economic policy. He joined EDC in 1999 as Vice-President and Chief Economist, and in 2004 was promoted to Senior Vice-President, Corporate Affairs and Chief Economist, adding responsibility for Corporate Planning, Communications, Government and International Relations, Engineering, Corporate Social Responsibility and Corporate Research. From 2008 to 2010 he was Senior Vice-President, Financing, with responsibility for all of EDC’s lending programs, in addition to the Economics and Corporate and International Trade Intelligence groups.
     Prior to joining EDC, Mr. Poloz spent five years with Montreal-based BCA Research, and 14 years with the Bank of Canada in Ottawa. He has been a visiting scholar at the International Monetary Fund in Washington, and at the Economic Planning Agency in Tokyo. He has also served as President of the Ottawa Economics Association. Mr. Poloz is a Certified International Trade Professional.

Benoit Daignault
Senior Vice-President, Business Development
Benoit Daignault joined EDC as Senior Vice-President, Business Development in November 2004.
     Mr. Daignault leads the business strategy of the corporation through sector teams specialized in the major global supply chains. He is also responsible for the network of EDC’s offices and representations in Canada and overseas.
     Previously, Mr. Daignault spent more than 10 years with General Electric Capital, where he held increasingly senior positions in both Canada and the U.S.

Pierre Gignac
Senior Vice-President, Insurance
Pierre Gignac was appointed Senior Vice-President, Insurance, in January 2004. Mr. Gignac joined EDC in April 1999 as Director, Claims and Insurance Accounting and later moved to Vice-President, Insurance and Loans Services. Before assuming his current role, he was EDC’s Vice-President, Short-Term Credit and Risk Assessment.
     Prior to joining EDC, Mr. Gignac held senior posts during his 14-year career at Metropolitan Life Insurance Company.
     Mr. Gignac is a fellow of the Society of Actuaries, a fellow of the Canadian Institute of Actuaries, a Chartered Financial Analyst and a graduate of Columbia University’s Senior Executive Program.

Ken Kember
Senior Vice-President, Finance, and Chief Financial Officer
Ken Kember was appointed Senior Vice-President, Finance, and Chief Financial Officer in 2009. Mr. Kember leads the Finance organization, including Treasury, Financial Planning and Reporting, Corporate Accounting, Loans Services, and Cash Management.
     Mr. Kember has held various positions of increasing responsibility in the Finance Group, and served as Vice-President and Corporate Controller for five years prior to taking on his current role.
     Prior to joining EDC in 1995, he was a senior manager in the Accounting and Audit Group of PricewaterhouseCoopers in Ottawa.
     Mr. Kember is a Chartered Accountant and Certified Management Accountant. He also serves on the board of the National Capital Region Chapter of Financial Executives International.

40                         DOING BUSINESS WHERE BUSINESS GETS DONE

Left to right: Sherry Noble, Benoit Daignault, Ken Kember, Stephen Poloz, Jim McArdle, Susanne Laperle, Pierre Gignac.
Susanne Laperle
Senior Vice-President, Human Resources
Susanne Laperle was appointed Senior Vice-President, Human Resources in February 2001.
     Ms. Laperle is responsible for EDC’s Human Resources Group, including Total Compensation, Business Partners/Recruitment, Learning and Development, Organizational Effectiveness, and Corporate Services.
     She has extensive experience in human resources leadership, strategy and service from a number of challenging corporate environments. Prior to joining EDC, Ms. Laperle was a Vice-President of human resources and communications for a number of major Canadian retail companies, and has extensive experience in facilitating change across large organizations.
     Ms. Laperle was also a senior consultant with the John C. Williams Group in Toronto, where she specialized in human resources and communications.

Jim McArdle
Senior Vice-President, Legal Services & Secretary
Jim McArdle was appointed Senior Vice-President, Legal Services and Secretary in February 2006. Mr. McArdle joined EDC as a Legal Counsel in 1993 and became Senior Legal Counsel in 1994. He was appointed General Counsel and Senior Assistant Secretary in July 2002.
     Prior to joining EDC, he was a member of a national Toronto law firm for 10 years.

Sherry L. Noble
Senior Vice-President, Business Solutions and Technology
Sherry Noble was appointed Senior Vice-President of the newly created Business Solutions and Technology Group in July 2003.
     Since joining EDC in 1977, Ms. Noble has held positions of increasing responsibility in Corporate Communications, Treasury and Business Development and Operations. In her current position as executive for EDC’s information technology function, Ms. Noble is responsible for ensuring reliability of the technical and communications infrastructure for EDC’s clients and employees; agile delivery of technology solutions; and effective management of technology assets and budgets. With her colleagues, Ms. Noble is currently overseeing the redesign of EDC’s business architecture to support the Lean program. Her group also provides leadership in the areas of process management, information management and portfolio management.

EDC ANNUAL REPORT 2010                    41

  CORPORATE
  GOVERNANCE
  AT EDC
    Board Stewardship
The stewardship of EDC resides with a Board of Directors composed of members experienced in business, trade, investment and risk management.
     In 2010 the board oversaw the search for a new CEO, seeking to maintain the corporation’s high standards and build on its success.
     As EDC expanded its risk management programs, the board approved measures to better oversee risk transfer activities. The board also dealt with global governance issues regarding non-credit risks associated with EDC business, including legal, operational, compliance and risk implications.
     Each year, the board approves EDC’s corporate plan. In 2010 the board provided input into the plan during the second of what are now annual strategy sessions separate from regular board business. The board also ensured the corporate plan was developed in accordance with the spirit and intent of 2010 federal cost-containment measures.
     In addition, the board provided input into an updated strategic plan for EDC’s equity program. It also reviewed and endorsed a framework for setting priorities for EDC development initiatives, and oversaw the introduction of several of these initiatives.
     The Audit Committee reviewed and endorsed the annual audit plans of the external auditor, the Auditor General and the internal auditor. The Auditor General issued an unqualified opinion on the 2009 financial statements. In addition, representatives indicated they were satisfied with EDC’s progress on steps to implement International Financial Reporting Standards. The Committee also reviewed reports on the International Audit Group’s projects.
     The Canada Account process was revised to clarify the role of EDC and the board. The board also ensured EDC complied with other government guidelines relating to EDC’s governance.
   Public Policy Objectives and Legislated Mandate
The purposes and powers of EDC are established by statute, and the prerogative of changing its objectives and mandate rests with the Canadian government. The 2009 federal budget, Canada’s Economic Action Plan, authorized EDC to offer support to Canadian companies at home through a two-year extended mandate. In 2010 the board initiated discussions about the possibility of EDC playing an ongoing role in the domestic sphere. The board also endorsed the types of support EDC has offered in the domestic sphere, including partnering with banks and private surety and insurance. As well, the board endorsed the framework for EDC’s presence in foreign markets, including how best to leverage new powers to establish foreign offices to support Canadian exporters.
   Accountability and Operations
EDC’s board functions independently of management. At each board and committee meeting, directors meet in camera without management present. The Audit Committee meets in camera in three sessions: one with the federal Auditor General’s representatives, another with EDC’s internal audit vice-president, and a third with only independent directors present. The roles of the chair and the CEO are separate. All board members other than the CEO are independent of EDC management. To promote transparency, directors receive agendas and minutes for, and are welcome to attend, committees of which they are not members.
     The board has an effective working relationship with EDC’s management, and the allocation of responsibilities is reviewed regularly. The EDC By-Law regulates the proceedings of the board, and also establishes the matters for which the board has reserved authority. The Board of Directors’ Charter elaborates on roles and responsibilities, primarily in terms of board stewardship. It also provides additional detail on board proceedings.
     EDC’s approach to governance continues to be shaped by active board engagement. The results of the board’s annual governance review are assessed by the full board. The 2009 results and related discussions provided the basis for the governance work plan for 2010.

42                    DOING BUSINESS WHERE BUSINESS GETS DONE

     The board promotes a culture of ethical business conduct, following procedures that regulate conflict of interest and insider trading, in addition to the requirements of EDC’s Code of Conduct applicable to directors. EDC directors file standing declarations of interest and refrain from discussions or voting where a real or potential conflict of interest exists. As well, board documents are screened for companies listed in directors’ standing declarations, and transaction documents are withheld from any director who has a declared interest in a party related to that transaction.
   Corporate Social Responsibility and Culture of Ethical Conduct
EDC’s activities in the area of corporate social responsibility are an integral part of its efforts to enhance Canada’s trade performance. In 2010 the board endorsed green initiatives as part of the planning for the new head office project, approved updates to EDC’s Environmental Policy, Environmental Review Directive and Disclosure Policy, and discussed various global governance issues.
   Communication with Stakeholders
Effective communication between EDC and its stakeholders, including the Crown and the public, was monitored and facilitated by the board throughout 2010. The board was kept informed of ongoing outreach activities that help EDC obtain stakeholder feedback, including the National Stakeholder Panel and the Corporate Social Responsibility Advisory Group.
     With board encouragement, partnership activity was expanded in 2010. The board held productive gatherings with customers in Fredericton and Montreal. As well, periodic meetings between EDC board and executive members and government international trade personnel, including a meeting with the Deputy Minister of Finance, helped enhance communication. EDC’s reports to the government and the public continued to address significant issues the corporation was facing.
   Senior Management Evaluation and Succession
The board’s process for assessing and evaluating the performance of the CEO was followed in 2010. The CEO’s annual performance objectives are set by the Human Resources Committee and are directly related to EDC achieving objectives set out in the corporate plan. The Human Resources Committee annually reviews the CEO’s performance based on these objectives, and recommends an evaluation to the board for its approval.
     The board also oversees senior management succession. In 2010 the Executive Committee of the board oversaw the search for a new CEO and the board subsequently endorsed the Search Committee’s recommendation to the Minister.
     As well, the board initiated a review of the executive compensation policy in 2010.
   Board Education and Evaluation
Directors who join the board receive orientation to EDC through briefings by senior management, and through less structured gatherings with seasoned board members. Board and committee meetings regularly include education on EDC product lines and other aspects of the corporation’s business. The education component of presentations was expanded in 2010, with the board using a “case study” approach that it found helped its decision making.
     The board ensures that its effectiveness, and that of its committees, are evaluated annually, and that individual directors assess their own effectiveness. The 2010 evaluation, which followed a survey format, had very positive results and elicited recommendations that will form the basis of the board’s governance work plan for 2011.
   Committee Mandates
The Audit Committee helps the board fulfil its mandate in financial matters, as well as in business ethics, declaration of dividends, internal and external auditor terms of engagement, and monitoring the corporate compliance program. It approves and monitors important capital and administrative expenditures, reviews the implications of new accounting guidelines, and reviews internal and external audit results. All Audit Committee members are independent of EDC management and committee members include financial experts.
     The committee held four meetings. It is chaired by John Rooney.
     The Business Development Committee provides direction that strengthens EDC’s ability to meet ongoing needs of Canadian exporters and investors. The committee monitors the development of the corporate plan, oversees management activities in analyzing market conditions and developing responses, and monitors corporate performance against business development plans and related frameworks. The committee also reviews sector strategies and new product initiatives, and annually reviews the impact on Canada’s economy of business that EDC facilitates.
     The committee held six meetings. It is chaired by Norman Betts.

EDC ANNUAL REPORT 2010                    43

CORPORATE GOVERNANCE AT EDC

     The Executive Committee has the authority to exercise many board powers, and meets only if necessary to deal with urgent matters that arise between board meetings.
     The Executive Committee, in acting as the CEO Search Committee, held six meetings in 2010. Jim Dinning, as Chair of the Board, chairs the Executive Committee.
     The Human Resources Committee helps the board with human resources strategic planning and annually approves the management succession plan, as well as employee and executive compensation, including approving the measures and targets for the corporate incentive program. It also sets objectives and recommends the CEO’s performance assessment, and oversees the design and investment of the pension plans for EDC employees. In 2010 an ad hoc subcommittee of the committee held four meetings to assist with projects relating to the EDC pension plans.
     The committee held six meetings. It is chaired by Linda Hohol.
     The Nominating and Corporate Governance Committee deals with matters relating to EDC’s corporate governance regime. It has input into the ethics program for directors, selection criteria for appointments of the CEO and the chair, profiles of the desirable skills and experience required of directors, consideration of board candidates, and orientation and education programs. It oversees the board governance survey, monitors relations with management, and reviews the membership and mandates of committees. In 2010 several important governance matters were elevated for discussion or decision to the full board.
     The committee, chaired by Jim Dinning, held one meeting.
     The Risk Management Committee helps the board with oversight of the management of credit, market and other enterprise risks, including establishing and updating an effective regime governing the authorizations EDC needs to undertake its business activities, and has input into any policy changes in these areas. It also reviews and recommends transactions and policy increases requiring board approval, monitors compliance with the Environmental Review Directive, and has a role in the Capital Adequacy Policy. It receives periodic updates on various portfolio management activities and initiatives.
     The committee held six meetings. It is chaired by Adam Chowaniec.
     An ad hoc CEO Search Committee, consisting of the chairs of each of the regular board committees was established. It engaged in the search process for the new CEO, interviewed candidates and put forward a recommendation that the board in turn endorsed for recommendation to the government.
     The committee held six meetings.
Director Remuneration
Compensation paid to directors is set by Order in Council. The chair and directors from the private sector receive an annual retainer for their services to EDC, plus a fixed per diem for travel time, attending committee and board meetings and other responsibilities as they arise:
›	Chair of the Board: annual retainer of $12,400; $485 per diem.

›	Other directors: annual retainer of $6,200; $485 per diem.

›	Chairs of committees (other than Executive Committee) and Vice-Chair of the Board: base retainer plus $2,000.

›	Directors also receive reimbursement for reasonable out-of-pocket expenses, including travel, accommodation and meals, while performing their duties.
Most members of the board serve on three committees. There were eight board meetings in 2010, six regular and two special conference calls and 23 regular committee meetings. Meetings held between regularly scheduled board sessions are often convened by teleconference. The total remuneration paid to private sector directors including the chair (annual retainers, pro-rated for the portion of the year each director was a member of or chaired a committee, plus per diems) was $207,363 compared to $206,138 in 2009. The total for business travel, promotion and meeting expenses paid to members of the board as well as for meeting expenses for the board and committees was $189,221, compared to $253,678 in 2009 (both figures exclusive of the expenses of the CEO). The total for the CEO’s hospitality and travel expenses in 2010 was $74,771 compared to $83,433 in 2009.

44                     DOING BUSINESS WHERE BUSINESS GETS DONE

Membership and attendance at meetings of the Board and Board Committees1 in 2010

				Human
				Resources	Nominating		Board of
	Total		Business	Committee	& Corporate	Risk	Directors
	Compensation	Audit	Development	Meeting	Governance	Management	Meeting
	(retainer plus	Committee	Committee	10	Committee	Committee	8
	per diem	Meeting	Meeting	(6 regular,	Meeting	Meeting	(6 regular,
	payments)	4	6	4 Sub-Committee*)	1	6	2 teleconference)

Betts, N.	18,385	2/4	4/6			4/6	7/8

Boivin, J.	17,840	4/4	6/6		1/1		8/8

Burghardt, J.	21,235	4/4	6/6	10/10			8/8

Chowaniec, A.	20,325		5/6	5/6		6/6	7/8

Clarke, H.	20,750	4/4	6/6		1/1		8/8

Dinning, J.	29,618	3/3	6/6	6/6	1/1	6/6	8/8

Hohol, L.	25,660			10/10	1/1	6/6	7/8

MacLeod, D.	17,355		5/6	7/10		5/6	6/8

Rooney, J.	18,385	4/4	5/6			5/6	7/8

Siegel, E. [5]	n/a		6/6	6/6		6/6	8/8

Someshwar, A. [3]	3,122	0/2	0/2		0/1	0/2	1/3

Steiner, J. [4]	–

Thibault, D. [2]	14,688		4/5			4/5	7/7

[1] Attendance is provided only for meetings of committees of which the director was a member on the meeting date.

[2] Ms. Thibault was appointed to the Board on January 14, 2010 and became a member of the Business Development and Risk Management Committees on May 3, 2010.

[3] Mr. Someshwar ceased to be a member of the Board on June 3, 2010.

[4] Mr. Steiner was appointed to the Board on December 9, 2010. No meetings were held after his appointment in December 2010.

[5] Mr. Siegel retired on December 31, 2010.

* In 2010 an ad hoc subcommittee of the HR Committee held four meetings
Attendance was as follows at the meetings when the Executive Committee acted as the CEO Search Committee: Betts 4/6, Chowaniec 6/6, Dinning 6/6, Hohol 6/6 and Rooney 4/6.

EDC ANNUAL REPORT 2010                 45

2010 FINANCIAL REVIEW

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (MD&A) should be read in conjunction with our audited consolidated financial statements and related notes for the year ended December 31, 2010. All amounts are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

47	FINANCIAL RESULTS OVERVIEW

	47	Summary Financial Results

	48	Impact of Foreign Exchange Translation on Financial Results

48	FINANCIAL PERFORMANCE

	48	Net Financing and Investment Income

	50	Insurance Premiums and Guarantee Fees

	51	Other Expenses

	51	Provision for (Reversal of) Credit Losses

	52	Claims-Related Expenses

	52	Administrative Expenses

53	FINANCIAL CONDITION

	53	Balance Sheet Summary

	53	Corporate Plan Discussion

	56	Portfolio Exposures and Credit Quality

		56	Concentration of Exposure

		56	Financing Portfolio

		60	Insurance Portfolio

		64	Investments and Derivative Financial Instruments

	65	Capital Management

	66	Off Balance Sheet Arrangements

	66	Financial Instruments

67	RISK MANAGEMENT

	67	Overview

	68	Risk Governance Structure

	69	Credit Risk Management

	71	Market Risk Management

	73	Liquidity Risk Management

	74	Operational Risk Management

75	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

	77	Future Accounting Changes

	79	Non-GAAP Measures

80	SUPPLEMENTAL INFORMATION

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains projections and other forward-looking statements regarding future events. Such statements require us to make assumptions and are subject to inherent risks and uncertainties. These may cause actual results to differ materially from expectations expressed in the forward-looking statements.
           46                     DOING BUSINESS WHERE BUSINESS GETS DONE

FINANCIAL RESULTS OVERVIEW
Growth returned to the global economy in 2010, albeit at below pre-recession levels. EDC continued to play an important role in support of Canadian exporters and investors and despite the slow growth in Canadian export levels, EDC facilitated $84.6 billion in business volume, the second highest level of volume in the Corporation’s history.
The improved economic climate is reflected in our financial results. EDC finished the year with a record net income of $1,531 million, an increase of $1,273 million from last year. Net income was higher due to lower provisions for credit losses on our loan portfolio and lower claims-related expenses on our insurance portfolio, the inverse of 2009 when we saw both our provisions and claims negatively impact our financial results. Income before provisions and claims-related expenses was $874 million, very similar to the 2009 level of $905 million.

(in millions of Canadian dollars)	2010	2009

Income before provisions and claims-related expenses	874	905

(Provisions)/Reversals and claims-related expenses	657	(647)

Net income	$1,531	$258

The lower provisioning requirements and claims-related expenses were the result of several developments during the year:
▶	Refinements to our provisioning methodology, leading to less provisioning on loan commitments;

▶	The release of provisions associated with loan repayments exceeded the additional allowance required as a result of disbursements and new loan commitments;

▶	An improving credit environment which led to a release of provisions in 2010 as opposed to credit deterioration resulting in a provision charge in 2009; and

▶
Claims-related expenses were significantly lower than in the prior year, a further reflection of the improved economic conditions as evidenced through a more than 50% reduction in claims paid by EDC, combined with an actuarial decrease in the allowance for claims.

EDC continues to be affected by the low interest rate environment with the significant decrease in interest rates in 2009 continuing to reduce the yield on our loan portfolio. The impact of the low rate environment was dampened by higher spreads, reflecting the overall credit quality of the portfolio.
The strengthening of the Canadian dollar resulted in a decline in our balance sheet. Our loans receivable, which are predominately U.S. dollar denominated, remained relatively constant from December 31, 2009. Although we experienced growth in our loans portfolio, this was offset by the impact of foreign exchange.
EDC ended the year with a strong capital position of $10.4 billion ensuring that it is well positioned to support Canadian exporters and investors in the future.
Summary Financial Results

for the year ended December 31
(in millions of Canadian dollars)	2010	2009

Net financing and investment income	913	1,003
Insurance premiums and guarantee fees*	243	221
Other expenses	3	73
Provision for (reversal of) credit losses	(658)	431
Claims-related expenses	1	216
Administrative expenses	279	246

Net income	$1,531	$258

* Includes loan guarantee fees
Net income for 2010 was $1,531 million, an increase of $1,273 million from 2009. The increase is mainly due to lower provision requirements and lower claims-related expenses.

EDC ANNUAL REPORT 2010                 47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Items of note impacting net income in 2010 include:
Reversal of Provision for Credit Losses – We recorded a reversal of provision for credit losses of $658 million in 2010 compared to a charge of $431 million in 2009. The reversal is mainly the result of refinements made to our loan allowance methodology as well as changes in the composition of our portfolio as discussed on pages 58 and 59 of this annual report.
Claims-Related Expenses – Claims-related expenses were $1 million in 2010, a $215 million decrease from 2009 as a result of improving economic conditions. The improvement in the global economic environment translated into lower claim payments as well as an actuarial reduction in our allowance for claims on insurance. During the year we paid $126 million in claims compared to $258 million in 2009.
Net Financing and Investment Income – Net financing and investment income decreased to $913 million in 2010 from the $1,003 million reported in 2009 largely the result of lower interest rates, a stronger Canadian dollar and reductions in impaired revenue and loan fees.
Insurance Premiums and Guarantee Fees – Insurance premiums and guarantee fees totalled $210 million in 2010, an increase of 7% from 2009 due to increases in business volumes and premium rates in the credit insurance program. Loan guarantee fees increased by $9 million to $33 million in 2010 as a result of the shift in the credit quality of the portfolio to a higher proportion of below investment grade exposure.
Administrative Expenses – Administrative expenses were $279 million in 2010, an increase of $33 million, or 13% over the 2009 level of $246 million mainly due to higher human resources costs. Pension costs increased in 2010 as a result of a reduction in the discount rate used to value the pension obligation. In addition, the average headcount increased as a result of EDC’s temporary domestic powers.
Impact of Foreign Exchange Translation on Financial Results

The Canadian dollar strengthened throughout 2010 relative to the U.S. dollar, resulting in a rate of $1.01 at the end of 2010, compared to $0.96 in 2009. The impact of the stronger Canadian dollar was a decrease in our assets and liabilities which are primarily denominated in U.S. dollars and are translated to Canadian dollars at rates prevailing at the balance sheet date. Our business volume and the components of net income are translated into Canadian dollars at average exchange rates, which were stronger in 2010. The Canadian dollar averaged $0.97 against the U.S. dollar in 2010 compared to $0.88 for 2009.
Had the Canadian dollar remained stable relative to the U.S. dollar throughout 2010:
▶	Gross loans receivable would have been $28.2 billion, instead of $27.0 billion, an increase of 4%;

▶	Total assets would have been $33.1 billion, instead of $31.9 billion, an increase of 4%; and

▶	Total business volume would have been $92.1 billion, instead of $84.6 billion, an increase of 9%.
FINANCIAL PERFORMANCE
Net Financing and Investment Income

Loan Revenue
Loan revenue, including debt relief income, was $1,031 million in 2010, a decrease of $339 million from 2009.
Performing loan interest revenue decreased by $224 million over 2009 as a result of lower yields and the impact of the stronger Canadian dollar in 2010.
The average coupon rate on our performing floating rate loans declined from 2.98% in 2009 to 2.51% in 2010. While interest rates began to stabilize in 2010, the significant drop in interest rates in 2009 continued to impact our yield as the floating rate portfolio reset throughout 2010 to the low rates prevailing in the market. The impact of lower interest rates on our yield was partially offset by higher spreads over LIBOR reflecting the increased proportion of below investment grade loans in this portfolio.
Components of the change in loan revenue from 2009

(in millions of Canadian dollars)	2010

Decrease in revenue from lower yield	(111)
Foreign exchange impact	(113)

Performing loan interest revenue	(224)
Decrease in loan fees	(44)
Decrease in impaired revenue	(44)
Decrease in debt relief revenue	(24)
Decrease in other loan revenue	(3)

Net change in loan revenue	$(339)

48                    DOING BUSINESS WHERE BUSINESS GETS DONE

Our fixed rate yield also declined in 2010 with an average coupon yield of 5.57% compared to 5.97% in 2009. The yield declined because older loans earning interest rates averaging 5.77% were repaid and replaced by current loan disbursements carrying interest rates averaging 4.68%.
In addition to lower interest earned on performing loans in 2010, loan revenue was also negatively impacted by reductions in loan fee revenue, impaired revenue and lower debt relief revenue.
Loan fee revenue decreased by $44 million in 2010 partly as a result of $21 million in loan fees recognized in income in 2009 due to a large loan prepayment from China.
Impaired revenue also decreased by $44 million from 2009. In 2009 we recognized $45 million of impaired revenue after a review of the discounted cash flows expected to be received on impaired loans to Serbia.
In 2010, we reported debt relief revenue of $25 million as a result of payments received for Ivory Coast and Congo ($49 million in 2009). Payments were received from the Government of Canada to reimburse us for debt relief granted by the Government of Canada to our sovereign borrowers. For further information refer to Note 35, Related Party Transactions, in the notes to the consolidated financial statements.
The total loan yield was 4.00% for 2010, a decrease of 85 basis points from the 2009 yield of 4.85%. The lower interest income on performing loans as discussed above accounted for a 49 basis point decrease while the remainder of the reduction in the yield was due to the lower fee, impaired and debt relief revenue.
For a breakdown of loan interest yield on our fixed and floating portfolios, refer to Table 1 in Supplemental Information.

Investment Revenue
Investment revenue consists of income earned on marketable securities, bonds, and government securities held during the year. Our investment revenue increased by $7 million to $48 million in 2010 as a result of higher yields.
In response to the deterioration of market conditions we invested more heavily in shorter term, lower risk securities in 2008 and 2009. In 2010, as market conditions improved we increased the proportion of long-term bonds held within our portfolio. This shift from lower yielding money market investments to longer term bonds increased our yield on this portfolio from 1% in 2009 to 1.25% in 2010.
Although the marketable securities on our balance sheet declined significantly from 2009, this did not impact our investment revenue as the reduction in the portfolio occurred late in the year. The average investment balance decreased slightly from $4,085 million in 2009 to $3,795 million in 2010 due to the appreciation of the Canadian dollar against the U.S. dollar.
Components of the change in investment revenue from 2009

(in millions of Canadian dollars)	2010

Increase in revenue from higher yield	10
Foreign exchange impact	(3)

Net change in investment revenue	$7

EDC ANNUAL REPORT 2010                    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense
Interest expense totalled $147 million in 2010, a decrease of $234 million from 2009. The decline in expense was primarily the result of a lower cost of funds.
Our cost of funds decreased from 1.61% in 2009 to 0.71% in 2010, which reduced interest expense by $186 million. This was reflective of the lower short-term interest rates in Canada and the United States in 2010 and the fact that the majority of our debt is floating rate.
Our average loans payable balance was $20,735 million in 2010, a reduction of $2,985 million from 2009 as a result of reduced borrowing requirements along with the appreciation of the Canadian dollar against the U.S. dollar. The impact of these factors resulted in a further $48 million reduction to interest expense.
Components of the change in interest expense from 2009

(in millions of Canadian dollars)	2010

Decrease in cost of funds	(186)
Impact of reduced debt portfolio	(28)
Foreign exchange impact	(20)

Net change in interest expense	$(234)

Net Finance Margin
The net finance margin represents net financing and investment income expressed as a percentage of average performing assets. Net financing and investment income consists of loan, leasing and investment revenues net of interest expense and leasing and financing related expenses. As discussed in previous sections, there were fluctuations in these components when compared to 2009. However, when combined, the impact of these fluctuations on our net finance margin was minimal. Our net finance margin was 3.03% in 2010 (2009 – 3.05%).
For a breakdown of Net Finance Margin, refer to Table 2 in Supplemental Information.

Insurance Premiums and Guarantee Fees

Premium and guarantee fee revenue earned in our insurance programs in 2010 totalled $210 million, compared to $197 million in 2009. The increase was due to higher revenue in the credit insurance program.
Insurance premiums earned under our credit insurance program totalled $145 million, an increase of $14 million over 2009 mainly due to additional volume supported as well as increased premium rates. Credit insurance volume net of reinsurance increased by $2,292 million or 4%. This was largely driven by the documentary credit insurance program due to rising commodity prices and increased demand for the product. The credit insurance average premium rate increased slightly to 0.24% in 2010 from 0.23% in 2009, reflecting the increase in premium rates implemented in 2009.
Premium revenue totalled $51 million for the year in our contract insurance and bonding program compared to $52 million in 2009. Political risk insurance premiums totalled $14 million in 2010, unchanged from 2009. The 2010 average premium rates of 0.52% for the contract insurance and bonding program and 1.04% for the political risk insurance program were consistent with the 2009 rates.
Loan guarantee fees totalled $33 million in 2010, an increase of $9 million over 2009. The average loan guarantee fee rate increased from 0.62% in 2009 to 0.98% in 2010 primarily as a result of a shift in the credit quality of the portfolio. The proportion of below investment grade guarantees increased from 40% in 2009 to 52% due to new business signed in 2010.

For the breakdown of insurance premiums and guarantee fees, refer to Table 3 in Supplemental Information.
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Other Expenses

(in millions of Canadian dollars)	2010	2009

Net realized and unrealized gains on loans payable designated as held-for-trading	180	85
Realized and unrealized losses on derivatives	(128)	(258)
Impairment loss on equipment available for lease	(131)	(3)
Foreign exchange translation gain	41	113
Other	35	(10)

Total other expenses	$(3)	$(73)

Other expenses were $3 million in 2010, a decrease of $70 million from 2009. Key components of other expenses include a net unrealized fair value gain on our loans payable and their associated derivatives, an impairment loss recorded on our aircraft available for lease and a foreign exchange gain.
We issue debt instruments in the market where we are able to obtain the most attractive funding costs and then we use derivatives to manage interest rate risk and foreign exchange risk. Realized and unrealized gains on loans payable designated as held-for-trading totalled $180 million in 2010 and the realized and unrealized losses on the derivatives associated with the loans payable totalled $128 million. In accordance with Canadian generally accepted accounting principles (GAAP), our debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. During 2010, there was less volatility in the curves and the impact of our debt and derivatives being valued using different curves was less pronounced. The net gain in 2010 is mainly due to the fact that a significant portion of the portfolio, trading at a premium at the beginning of the year, either matured or migrated closer to maturity during the year. As the instruments move toward maturity their value approaches par so that the unrealized gains and losses experienced over the life of the instrument net to zero at maturity.
A review for impairment was done on our aircraft held within our available-for-lease portfolio. The aircraft we hold consist of 50-seat regional jets which have been returned to us as a result of airline bankruptcies. With higher fuel prices and increasing maintenance costs as the jets age, airlines are taking steps to significantly reduce their reliance on 50-seat regional jets. This has caused a decrease in the value that we are able to achieve in either leasing or selling the aircraft. These changing market conditions resulted in a decrease in estimated market values. After performing an analysis of expected future cash flows, we reduced the carrying value of our aircraft by a total of $131 million (2009 – $3 million), to reflect adjustments to fair value. At the end of 2010, the carrying value of our leased aircraft was $171 million.
We recorded a foreign exchange gain of $41 million in 2010 (2009 – gain of $113 million). This amount includes a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with Canadian GAAP for financial instruments, the foreign exchange translation gain or loss on our available-for-sale marketable securities must be recognized in other comprehensive income (loss). The $41 million foreign exchange translation gain included in other expenses is offset by a $36 million foreign exchange loss on the available-for-sale marketable securities which is recorded in other comprehensive loss resulting in a net foreign exchange gain for the year of $5 million (2009 – net foreign exchange gain of $5 million).
Provision for (Reversal of) Credit Losses

In 2010 we recorded a reversal of provisions for credit losses related to our loan portfolio of $658 million compared to a provision charge of $431 million in 2009. The reversal of provision was primarily the result of refinements made to our loan allowance methodology as well as changes in the portfolio composition which resulted in the allowance reversed on loan repayments exceeding the allowance required as a result of disbursements and new loan commitments. Positive credit migration and the removal of market overlays also contributed to the reversal of provision. In 2009 we saw significant negative credit migration within our portfolio, related to the aerospace and financial institutions sectors, resulting in the provision expense. For further details see page 58 of this annual report.
For a breakdown of the provision for credit losses, refer to Table 4 in Supplemental Information.
EDC ANNUAL REPORT 2010                    51

MANAGEMENT’S DISCUSSION AND ANALYSIS
Claims-Related Expenses

(in millions of Canadian dollars)	2010	2009

Claims paid	126	258
Claims recovered	(36)	(20)
Actuarial increase/(decrease) in the net allowance for claims on insurance	(84)	34
Reinsurer’s share of claims paid	(3)	–
Increase in recoverable insurance claims	(4)	(60)
Claims handling expenses	2	4

Total claims-related expenses	$1	$216

Claims-related expenses totalled $1 million in 2010, a decrease of $215 million from 2009. The decrease is largely the result of lower claim payments in 2010 and an actuarial reduction in the allowance for claims on insurance.
Claims paid totalled $126 million in 2010 which was less than half the amount of total claims paid in 2009. In 2009, we paid $258 million in claims of which $106 million pertained to bank failures in Bahrain, Ukraine and Kazakhstan.
There was an actuarial decrease in the net allowance in 2010 of $84 million, compared to an increase of $34 million in 2009. The actuarial adjustment takes into account updates to the valuation assumptions for the allowance as well as changes in the portfolio and risk ratings. The decrease in 2010 was mainly due to lower than anticipated claims development in the credit insurance program in addition to changes in assumptions related to the retail sector.
Administrative Expenses

Administrative expenses for 2010 totalled $279 million, an increase of $33 million, or 13% from the prior year. The growth was primarily the result of an increase in costs related to human resources. Pension costs were higher in 2010 as a result of a reduction in the discount rate used to value the pension obligations. In addition, average headcount increased by 3% mainly due to expenditures related to the operation of EDC’s temporary domestic powers.
The Efficiency Ratio (ER) measures our operational efficiency as investments in people and technology are required to keep pace with the growth and complexity of the business. The ER increased to 24.6% in 2010, compared to the 22.9% reported in 2009. The change in ER in 2010 was primarily due to the increase in administrative expenses.
52                    DOING BUSINESS WHERE BUSINESS GETS DONE

FINANCIAL CONDITION
Balance Sheet Summary

as at December 31
(in millions of Canadian dollars)	2010	2009

Cash and investments	3,834	5,432
Loans receivable	26,415	26,267
Allowance for losses on loans	(1,566)	(1,948)
Other financing and leasing assets	753	804
Derivative instruments	2,010	1,909
Other	426	434

Total Assets	$31,872	$32,898

Loans payable	22,485	24,435
Allowance for loan commitments and guarantees	278	713
Allowance for claims on insurance	569	720
Derivative instruments	200	222
Other liabilities	239	220
Shareholder’s equity	8,101	6,588

Total Liabilities and Shareholder’s Equity	$31,872	$32,898

Total assets were $31.9 billion at the end of 2010, a decrease of $1.0 billion, or 3% from 2009 as a result of a stronger Canadian dollar. Had the Canadian dollar remained unchanged from 2009 relative to the U.S. dollar, total assets would have been $33.1 billion.
Cash and Investments – We maintain an investment portfolio in order to meet our liquidity requirements. Cash and investments were $3.8 billion at the end of 2010, a decrease of $1.6 billion from 2009. Market conditions improved during the year and as a result, the higher liquidity portfolio that we carried in 2009 in response to the credit crisis was no longer required.
Loans Receivable – Loans receivable remained relatively stable compared to 2009. Net loan disbursements of $1,558 million were largely offset by the impact of the stronger Canadian dollar.
Loans Payable – Loans payable were $22.5 billion compared to $24.4 billion in 2009, a decrease of $1.9 billion. The reduction in investments as discussed above led to lower borrowing requirements as maturing investments were used to retire maturing long-term debt while net loan disbursements were primarily funded with cash generated from operations.
Corporate Plan Discussion

The following section discusses our 2010 results and financial position in comparison to Corporate Plan projections. We start by looking back to our 2010 Corporate Plan and provide variance analysis as to why our results were different than what we had anticipated when the 2010 Corporate Plan was prepared. Then we look forward to 2011 and provide an explanation of where we anticipate changes from our 2010 results and financial position.
On January 1st, 2011 EDC implemented International Financial Reporting Standards (IFRS). The 2011 Corporate Plan results were prepared on an IFRS basis and as such, are not directly comparable with the 2010 actual results and the 2010 Corporate Plan results shown in the following tables. The overall impact on 2011 projected net income is not significant. The main difference in 2011 under IFRS is the reclassification of gains and losses on available-for-sale investments from comprehensive income to other expenses on the income statement. Within the 2011 projected balance sheet, shareholder’s equity includes an opening equity adjustment of $164 million as discussed on page 78 of this annual report. The remaining changes in the balance sheet as a result of IFRS are not significant.
EDC ANNUAL REPORT 2010                    53

MANAGEMENT’S DISCUSSION AND ANALYSIS
Income Statement Summary

for the year ended December 31	2011	2010	2010
(in millions of Canadian dollars)	Corporate Plan	Actual Results	Corporate Plan

Net financing and investment income	941	913	1,148

Insurance premiums and guarantee fees*	248	243	248

Other expenses	12	3	–

Provision for (reversal of) credit losses	130	(658)	550

Claims-related expenses	136	1	210

Administrative expenses	300	279	283

Net income	$611	$1,531	$353

* Includes loan guarantee fees
2010 Corporate Plan
The 2010 Plan and its underlying assumptions were developed over the summer and fall of 2009, during a period of ongoing uncertainty in the global economy. The economic uncertainty that has marked the past few years led to volatility in EDC’s provisioning requirements. Net income for 2010 was $1,531 million, an increase of $1,178 million from the 2010 Corporate Plan of $353 million. Virtually all of this variance is due to a lower requirement for provisions than anticipated.
The key contributors to the lower provision requirement than planned were as follows:
Lower Credit Migration: During the planning period for the 2010 Corporate Plan significant downward credit migration, especially among airline obligors, was expected. However, the major airlines managed to raise substantial amounts of cash in the bond market through the fall of 2009, which meant that the liquidity squeeze they were expected to experience in 2010 did not materialize. As a result there was a decrease in provision for credit losses of $412 million from the 2010 Corporate Plan.
Changes in Portfolio Composition: In the 2010 Corporate Plan, growth in the loan portfolio was expected to require additional provisions. However, changes in the composition of the loan portfolio, as discussed on page 59, resulted in a release of provision. This represents a decrease in provision for credit losses of $407 million.
Refinements to Provisioning Methodology for Loan Commitments: During 2010 we refined our provisioning methodology for loan commitments which resulted in a provision release of $312 million. This change in methodology was not anticipated in the 2010 Corporate Plan.
Additional items of note resulting in the net income variance from Corporate Plan are as follows:
Claims-related expenses in 2010 were $1 million, a decline of $209 million from the 2010 Corporate Plan mainly due to an actuarial reduction in the insurance allowance in 2010 and lower net claim payments as a result of improvements in the economic environment that had not been contemplated when the plan was prepared.
Net financing and investment income was $913 million in 2010, a $235 million decrease from the 2010 Corporate Plan projection largely as a result of a lower asset base to generate net financing and investment income than contemplated in the Plan. We started 2010 with a lower level of loans receivable than anticipated, net disbursements in 2010 were lower than anticipated in the Plan and also occurred later in the year with lower spreads than anticipated. All of these factors resulted in lower net financing and investment income than Plan.
The efficiency ratio for 2010 was 24.6% versus the 2010 Corporate Plan of 20.4%. The unfavourable variance was largely due to lower net financing and investment income as well as the impairment loss on equipment available for lease that was not anticipated when the Plan was developed.
2011 Corporate Plan
Net income for 2011 is planned to be $611 million, a decrease of $920 million from the 2010 net income of $1,531 million. The reduction is mainly a result of a return to more normal provisioning requirements and claims-related expenses in 2011.
The 2011 Corporate Plan provision for credit losses is $130 million, an increase of $788 million from the 2010 provision reversal of $658 million. The provision charge is the result of forecasted portfolio growth as well as anticipated negative credit migration in 2011.
Claims-related expenses are projected to be $136 million in 2011, an increase of $135 million from 2010. This is primarily due to an expected actuarial increase in the insurance allowance to reflect projected increased exposure in the insurance portfolio in 2011.
54                    DOING BUSINESS WHERE BUSINESS GETS DONE

The planned administrative expenses for 2011 are $300 million, a $21 million increase over 2010. In response to the cost containment measures announced in the 2010 Federal Budget Plan, EDC’s increase in expenses for 2011 has been limited to previously committed costs. The projected increase from 2010 is largely due to expenses associated with the move to the new head office in 2011 and human resource costs as a result of the full year impact of salary increases administered in 2010.
The 2011 Corporate Plan efficiency ratio is 26.1%, an increase over the 24.6% reported for 2010. The ER is expected to be less favourable in 2011 due to the increased administrative expenses.
Balance Sheet Summary

as at December 31	2011	2010	2010
(in millions of Canadian dollars)	Corporate Plan	Actual Results	Corporate Plan

Cash and investments	3,369	3,834	4,161

Loans receivable	29,687	26,415	36,880

Allowance for losses on loans	(1,555)	(1,566)	(2,693)

Other financing assets	674	753	1,122

Derivative instruments	1,888	2,010	2,078

Other	487	426	360

Total Assets	$34,550	$ 31,872	$41,908

Loans payable	24,625	22,485	32,929

Allowance for losses on loan commitments and guarantees	244	278	791

Allowance for claims on insurance	662	569	868

Derivative instruments	242	200	461

Other liabilities	422	239	215

Shareholder’s equity	8,355	8,101	6,644

Total Liabilities and Shareholder’s Equity	$34,550	$31,872	$41,908

2010 Corporate Plan
Total assets were $31.9 billion at the end of 2010 a decrease of $10.0 billion from the 2010 Corporate Plan as a result of a smaller loan portfolio than anticipated in the plan.
Loans receivable totalled $26.4 billion at the end of 2010, a decrease of $10.5 billion from Plan primarily as a result of both a lower loans receivable balance at the beginning of 2010 and lower net disbursements during 2010 than anticipated in the plan.
The loans receivable balance at the beginning of the year was $6.5 billion lower than was anticipated in the Plan, the result of 2009 net disbursements being $3.6 billion lower than expected combined with the impact of a stronger Canadian dollar.
In addition, our net disbursements during 2010 were $3.6 billion lower than projected in the 2010 Corporate Plan.
2011 Corporate Plan
The Corporate Plan is projecting total assets to be $34.6 billion by the end of 2011, an increase of $2.7 billion, or 8% from the end of 2010, primarily due to an increased loan portfolio to reflect new financing business volume.
Loans receivable are projected to be $29.7 billion at the end of 2011, an increase of $3.3 billion from December 31, 2010, mostly due to net disbursements as a result of new business and foreign exchange translation. The Canadian dollar ended 2010 stronger than anticipated when preparing the 2011 Plan which has resulted in a lower loans receivable balance at the beginning of 2011 than expected.
EDC ANNUAL REPORT 2010                55

MANAGEMENT’S DISCUSSION AND ANALYSIS
Portfolio Exposures and Credit Quality

CONCENTRATION OF EXPOSURE
EDC’s total exposure to risk at the end of 2010 was $71.1 billion, a decrease of $817 million from 2009. Our exposure to risk did increase in 2010, however, when expressed in Canadian dollars we saw an overall decline in total exposure due to the stronger Canadian dollar. The majority of the exposure was for risks within the United States (29%) and Canada (27%). When looking at risk by industry sector, our greatest exposures are within the transportation sector and the infrastructure and environment sector.
Exposure by Program

as at December 31
(in millions of Canadian dollars)	2010	2009

Financing portfolio:
Financing assets(1)	27,469	27,171
Commitments and guarantees(2)	14,515	15,018

Total financing portfolio	41,984	42,189

Insurance portfolio:
Credit insurance	11,675	10,508
Contract insurance and bonding(3)	9,884	10,504
Political risk insurance	1,721	1,383

Total insurance portfolio	23,280	22,395

Investments and derivative instruments	5,844	7,341

Total exposure	$71,108	$71,925

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases

(2)	Includes $314 million of equity financing commitments (2009 – $367 million)

(3)	Includes $6,943 million of insurance guarantees (2009 – $6,425 million)
For a detailed breakdown of the major concentrations of total gross exposure by geographical market and industry, refer to Tables 5 and 6 in Supplemental Information.

FINANCING PORTFOLIO
LOANS PORTFOLIO
We provide financing solutions to Canadian exporters and their foreign customers, to Canadian investors and to financial institutions in support of Canadian exports and foreign investments. Not only do we provide solutions for exporters with existing contracts, we also proactively identify potential procurement needs on large foreign projects we support and provide financing to foreign buyers in order to develop opportunities for procurement from Canadian companies. These financing solutions facilitate greater access to working capital for companies of all sizes, strengthen banks’ capacity to better respond to their customers’ needs, and give exporters a competitive advantage by enabling them to bring buyer financing capacity to the table when competing for export contracts. These financing products enable Canadian companies to provide their customers with flexible, medium- or long-term financing. Within the financing portfolio in 2010, we served 2,331 customers (2009 – 2,095).
56                DOING BUSINESS WHERE BUSINESS GETS DONE

Gross Loans Receivable

Gross loans receivable totalled $27,024 million at the end of 2010, an increase of $201 million or 1% from 2009. The growth in gross loans receivable from net loan disbursements was largely offset by the impact of a stronger Canadian dollar at the end of 2010, which reduced gross loans receivable by $1,281 million. Net loan disbursements were $1,558 million for the year which is significantly higher than the $92 million of net disbursements in 2009. The increase is the result of lower loan repayments in 2010 as well as an increase in the volume of loans signed. In 2009 we experienced a significant level of loan prepayments, mainly in our sovereign portfolio.
In assessing the credit risk profile of our loan portfolio, we rate our obligors using a system of 16 credit ratings (AA to Impaired) as established in our credit risk rating methodology. These ratings are reviewed on a regular basis. Based on their ratings, we then categorize our loans receivable into three risk classifications: investment grade performing, below investment grade performing and impaired.
The proportion of non-investment grade loans increased to 60% from 58% in 2009. Of the $1,558 million of net disbursements in 2010, approximately 70% were related to below investment grade loans.
Impaired Loans
Impaired loans represent loans for which we no longer have reasonable assurance that the full amount of principal and interest will be collected on a timely basis in accordance with the terms of the loan agreement. At the end of 2010, impaired gross loans receivable totalled $710 million, a decrease of $214 million from the end of 2009.
There was significant activity within our impaired loan portfolio in 2010. During the year loans totalling $106 million became impaired while loans totalling $30 million were reclassified to performing status. An additional $192 million in impaired loans were removed from our books as a result of repayments by borrowers ($128 million) and through principal recoveries from loan sales and repossessed assets ($64 million). There were also a number of situations where all recovery methods had been exhausted and no further prospect of recovery was likely which led us to write-off impaired loans totalling $66 million.
Impaired loans as a percentage of total gross loans receivable decreased from 3.4% in 2009 to 2.6% in 2010 as a result of the factors outlined above.
Table 7 in Supplemental Information provides additional information on impaired loans including country and industry concentration.
Commercial Loans and Loan Guarantees

	Gross loans		Loan
(in millions of Canadian dollars)	receivable	Commitments	guarantees	2010	Exposure	2009 Exposure

Industry				$	%	$	%

Aerospace	8,876	2,020	117	11,013	28	11,626	29

Extractive	5,721	4,743	187	10,651	27	8,571	22

Surface transportation	3,770	1,365	1,020	6,155	16	6,898	18

Infrastructure and environment	3,066	1,853	358	5,277	13	6,128	16

Information and communication technology	3,356	732	170	4,258	11	5,154	13

Other	842	512	520	1,874	5	966	2

Total	$25,631	$11,225	$2,372	$39,228	100	$39,343	100

Total exposure for the commercial loans and guarantee portfolio was $39,228 million at the end of 2010, a slight decline from 2009. Our commercial exposure increased from 2009 levels, however, when expressed in Canadian dollars, we saw an overall decline due to the stronger Canadian dollar.
EDC ANNUAL REPORT 2010               57

MANAGEMENT’S DISCUSSION AND ANALYSIS
Exposure to the extractive sector grew by $2,080 million due to an increase in financing volume mainly due to two large transactions in the mining and oil & gas subsectors. We provided $1,030 million in financing support to Vale in Brazil and $586 million in financing support to Petroleos Mexicanos in Mexico. Exposure to the information and communication technology sector decreased by $896 million mainly as a result of reduced loan commitments and net loan repayments. Net loan repayments were the main cause of the decrease in exposure to the infrastructure and environment sector.
The aerospace, extractive and surface transportation sectors accounted for 71% of our total commercial exposure in 2010 (2009 – 69%). This is reflective of the importance of these three exporting sectors in the Canadian economy, whose share of total Canadian exports was 59% in 2010 (2009 – 54%).
Our largest commercial exposures in 2010 resided with five U.S. counterparties, one Mexican counterparty and one Brazilian counterparty within four industry sectors, which collectively represented $7,795 million, or 20% of the total commercial exposure. This includes three airline counterparties in the aerospace sector which totalled $4,217 million and two companies in the extractive sector which totalled $1,859 million. In the surface transportation sector, there is one passenger rail company which totalled $973 million and one company within the information and communication technology sector which totalled $746 million.
The ratio of below investment grade exposure to total commercial exposure decreased from 53% in 2009 to 52% in 2010 largely as a result of new signings. In 2010, 53% of loan signings were investment grade. The largest concentrations of commercial below investment grade exposure are within the aerospace (42%), information and communication technology (14%) and the extractive sectors (12%).
Sovereign Loans and Loan Guarantees

(in millions of	Gross loans		Loan
Canadian dollars)	receivable	Commitments	guarantees	2010 Exposure			2009 Exposure

Country				$	%		$	%

Ukraine	190	147	–	337	17	Ukraine	355	17

Serbia	106	174	–	280	14	Saudi Arabia	207	10

Saudi Arabia	177	6	–	183	9	Mexico	177	8

Ivory Coast	130	–	–	130	7	Indonesia	149	7

Indonesia	122	–	–	122	6	Uruguay	143	7

China	86	1	–	87	4	Ivory Coast	138	6

Egypt	72	–	–	72	4	Serbia	124	6

Other	510	101	175	786	39	Other	838	39

Total	$1,393	$429	$175	$1,997	100	Total	$2,131	100

The sovereign loans and guarantees portfolio decreased by $134 million or 6% from 2009. This decrease is mainly due to foreign exchange translation as the total sovereign exposure in the underlying currencies (mainly U.S. dollars) remained relatively constant during 2010.
In 2010 below investment grade exposure accounted for 73% of the total sovereign portfolio (2009 – 66%). New financing, mainly with Serbia, in the below investment grade category largely contributed to this change in portfolio mix.
Allowance for Losses on Loans, Loan Commitments and Guarantees

The total allowance for losses on loans, loan commitments and guarantees was $1,844 million at the end of 2010, a decrease of $817 million from the 2009 allowance of $2,661 million.
The key components resulting in the decrease in the allowance in 2010 were as follows: refinements made to the methodology ($312 million), changes in the portfolio composition ($215 million), improved credit quality and the removal of the market overlay ($88 million), and the stronger Canadian dollar ($114 million).
The main change to our allowance methodology was a refinement to our assumptions as they pertain to the treatment of loan and guarantee commitments within our general allowance calculation. A more granular analysis surrounding the stages of a loan or guarantee commitment was done to assess the existence of incurred losses at each stage. As a result, early stage commitments (letters of offer) were removed from the calculation and the loss emergence period for the remaining stages was reduced. The loss emergence period is the lag between when an actual loss event occurs; the observation of the loss event by the lender; and the classification of the obligor as impaired requiring a specific allowance. A reduction in the estimated loss emergence period results in a lower probability of default, thereby reducing the level of allowance necessary.
58                DOING BUSINESS WHERE BUSINESS GETS DONE

Changes in the composition of our financing portfolio also impacted the allowance since the decrease in the allowance as a result of loan repayments exceeded the additional allowance required due to disbursements and new loan commitments. The main contributor to this was activity within our secured aerospace portfolio. We experienced an increase in exposure due to new signings and loan disbursements, however, the allowance on this portfolio decreased from 2009. When calculating the allowance, we reduce the exposure on secured loans by the value of the collateral held then determine an allowance on the remaining exposure. The collateral values for new aircraft financed are higher than the loan values; therefore disbursements on new aircraft generally do not attract an allowance. Over the term of the loan the collateral values are adjusted to reflect the age of the aircraft and other market conditions. As the collateral values fall below the loan value, additional allowances are required. Partial repayments on loans secured by aircraft decrease our exposure without impacting collateral values and consequently decrease the allowance required.
The total allowance as a percentage of exposure at the end of 2010 decreased to 4.5% from 6.4%. This is largely as a result of the changes to the allowance methodology and changes in the portfolio composition discussed above and the removal of the market overlay as discussed on page 60.
Components of the Allowance

(in millions of Canadian dollars)	2010	2009

Base allowance	1,415	2,050

Counterparty concentration	150	192

Market overlay	–	68

Total general allowance	1,565	2,310

Specific allowances	279	351

Total allowance for losses on loans, loan commitments and guarantees	$1,844	$2,661

For a breakdown of the general allowance for losses on loans, loan commitments and guarantees by industry of risk, refer to Table 8 in Supplemental Information.
Base Allowance
We classify our performing exposure into categories based on obligor credit rating, industry of risk for commercial obligors and whether the exposure is secured. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposure categories we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on a weighted average of Moody’s and Standard & Poor’s default tables.
The base allowance decreased by $635 million in 2010 to $1,415 million primarily as a result of the changes made to our allowance methodology, changes in the portfolio composition and the impact of foreign exchange. During the year the independent variables used in the base allowance calculation were reviewed and updated where appropriate, to reflect current data.
Allowance Overlays
In addition to the base allowance, we add overlays as required to the general allowance. A concentration overlay is added to reflect the additional risk that we assume when our exposure to a specific counterparty is over a certain threshold. Market overlays are also established to take into consideration that current financial uncertainties are not always reflected in current credit ratings. The overlays are more fully explained in the following sections.
Counterparty Concentration Overlay
A concentration component is added to adequately provision for sovereign and commercial counterparties whose level of exposure is deemed by management to represent an increased amount of risk. A counterparty whose exposure exceeds 10% of our shareholder’s equity based on the previous year’s audited financial statements will attract a concentration component calculated on the portion of exposure over the threshold. The allowance on this portion of exposure is calculated on the same basis as the base allowance for that counterparty.
We had a concentration overlay of $150 million at the end of 2010 compared to $192 million a year earlier. The decrease is mainly due to a higher threshold in 2010 as a result of the injection of capital and the increase in retained earnings in 2009. Consistent with 2009, obligors within the aerospace sector comprise 96% of the concentration overlay.
EDC ANNUAL REPORT 2010               59

MANAGEMENT’S DISCUSSION AND ANALYSIS
Market Overlays
Market overlays are added to our allowance as required to reflect the risk that the impact of recent economic events is not fully captured in current credit ratings. Our 2009 allowance included a market overlay of $68 million which primarily related to risks in our commercial unsecured portfolio. At that time we concluded that there were certain industry sectors within specific regions that were impacted by economic uncertainty which may not have been fully reflected in the credit ratings at the end of 2009. The market overlay was removed in 2010 as by the end of the year we had determined that the risk in the unsecured portfolio was appropriately captured in the current credit ratings.
Specific Allowances
We establish specific allowances for impaired loans on an individual loan basis to recognize impairment losses. Specific allowances decreased from $351 million in 2009 to $279 million in 2010. This was primarily due to a decrease in our impaired loan portfolio in 2010 as a result of loan repayments and write-offs.
EQUITY FINANCING
EDC plays a valuable role in helping Canadian companies access capital and financing. We maintain a portfolio of equity investments focused on promising Canadian late-stage start-ups or established small and mid-sized entities to aid these companies in growing and expanding beyond the Canadian border. In addition, we invest offshore with an emphasis on emerging markets where such investment can serve to facilitate the connection of Canadian business activity into international markets. Our investments are made both directly into Canadian businesses and into funds which in turn invest in Canadian or international businesses. With the goal of growing Canadian exporters and facilitating foreign business connections, investments are normally held for periods greater than five years. Divestitures are generally made through the sale of our investment interests to third parties or through listing on public markets.
Consistent with our business goal of growing equity investments, the portfolio increased by $67 million from 2009 largely as a result of new investments. During the year, we signed an additional $103 million of equity financing arrangements (2009 – $160 million).
Our exposure within both the domestic and emerging market sectors grew in 2010. These two markets represent 89% of our equity financing in 2010 versus 87% in 2009.
Refer to Table 9 in Supplemental Information for a breakdown of exposure for our equity investments.
CAPITAL LEASES
We have a gross investment in capital leases of $129 million (2009 – $152 million) concentrated with one obligor in the aerospace industry in the United States. This exposure is below investment grade.
INSURANCE PORTFOLIO
Credit insurance supports export growth and mitigates risks by providing companies with the confidence to do business abroad knowing that their receivables will be paid should their buyer default on payment. It also enhances their cash flow as banks are generally comfortable providing additional support when their customer’s foreign receivables are insured.
EDC’s bonding products are delivered through partnerships with banks and surety companies. Our performance security and surety bond products are used by exporters primarily to guarantee their contract performance, which helps free up working capital. Our partnerships with banks and surety companies help them mitigate their risks and make it easier for exporters to obtain the coverage they need. We provide contract frustration insurance coverage to protect against commercial and political risks resulting from buyer non-payment associated with a specific contract.
As companies diversify their supply and distribution networks and expand into new markets, they are often exposed to political risks that can result in significant losses. This is particularly true of emerging markets, where political events could adversely impact a company’s foreign operations. EDC’s political risk insurance provides peace of mind to companies and their financial intermediaries that, when faced with such risks, their assets will be protected, enabling them to take advantage of export and investment opportunities in emerging markets.
60                DOING BUSINESS WHERE BUSINESS GETS DONE

In addition to directly underwriting insurance policies we also assume exposure from other insurers to fulfill our mandate to support Canadian exporters. We also cede reinsurance to other insurance companies to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large exposures.
The number of customers served in the credit insurance program decreased in 2010 mainly due to a lower risk perception among businesses compared to the last two year period, leading to a decrease in new customer demand for the product. The amount of business conducted with our existing customer base, however, actually increased from the prior year.
Number of Customers Served

	2010	2009

Credit insurance	5,910	6,327

Contract insurance and bonding	1,207	1,226

Political risk insurance	50	52

Total	7,167	7,605

Contingent Liabilities Under the Insurance Program
The total liabilities associated with insurance policies and guarantees outstanding at the end of the year are referred to as contingent liabilities in the notes to our financial statements and are also referred to as exposure under the insurance programs throughout the management’s discussion and analysis section of this annual report.
Contingent liabilities under insurance policies and guarantees totalled $23,280 million at the end of 2010, an increase of 4% from 2009. The impact of an increase in exposure under our credit insurance program as a result of higher business volume was largely offset by the impact of the strengthening of the Canadian dollar and a reduction in business volume under our contract insurance and bonding program.
Business volume within our three primary insurance programs is counted in various ways. Under the credit insurance program, the policyholder declares their sales volume to entities covered by their policy. These declarations are counted as business volume for this program. Within our contract insurance and bonding program, a facility is established and the policyholder makes requests for cover to initiate specific coverage. These requests represent business volume to EDC. As transactions are signed within our political risk insurance program, they are also counted as business volume.
Credit Insurance Program
Contingent liabilities under the credit insurance program totalled $11,675 million at the end of 2010, an increase of $1,167 million from 2009, due primarily to an increase in our documentary credit insurance program, as a result of rising commodity prices in addition to increased demand. Within the credit insurance program, the proportion of investment grade exposure remained consistent with 2009 at 88%.
Total exposure in the infrastructure and environment sector was $5,210 million, an increase of $1,380 million from 2009, driven by the documentary credit insurance program. Total exposure in the extractive sector was $1,846 million, a decline of $328 million from 2009, primarily due to lower volume in one of our larger policies.

(in millions of Canadian dollars)	2010 Exposure		2009 Exposure

Industry	$	%	$	%

Infrastructure and environment*	5,210	45	3,830	36

Extractive	1,846	16	2,174	21

Resource	1,412	12	1,517	14

Information and communication technology	1,253	11	911	9

Transportation	991	8	1,122	11

Light manufacturing	963	8	954	9

Total	$11,675	100	$10,508	100

* Includes financial institutions
EDC ANNUAL REPORT 2010               61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contract Insurance and Bonding
Contract insurance and bonding contingent liabilities totalled $9,884 million at the end of 2010 (2009 – $10,504 million). The decrease from 2009 was mainly due to a few of our larger policyholders requiring less EDC support in 2010.
Within our contract insurance and bonding program, 95% of our exposure is located in the United States and Canada.
Political Risk Insurance
At the end of 2010 the contingent liability for political risk insurance totalled $1,721 million, 59% of which represented exposure in investment grade countries (2009 – 39%). The improved credit quality from 2009 is the result of increased business volume in Brazil in 2010, in addition to credit upgrades for a few countries.
Claims

(in millions of Canadian dollars)	2010	2009

Claims paid	126	258

Claims recovered	36	20

Net claims	$90	$238

Claim payments totalled $126 million in 2010 and were comprised of 1,552 claims related to losses in 77 countries (2009 – 2,339 claims in 84 countries). In 2010 we experienced lower claims across most sectors, most notably in the documentary credit insurance program sector where we paid $106 million in 2009 as a result of bank failures in Bahrain, Ukraine and Kazakhstan.
Large claim payments in 2010 included a $19 million claim paid under the credit insurance program in the extractive sector, and one political risk claim for $11 million, for which we have received $3 million in reinsurance.
In 2010 we recovered $38 million in total (2009 – $22 million) of which $2 million was disbursed to exporters (2009 – $2 million).

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Claims Paid by Exporters’ Insured Sector

(in millions of Canadian dollars)		2010		2009

	$	%	$	%

Infrastructure and environment*	48	38	145	56
Information and communication technology	25	20	23	9
Extractive	21	17	11	4
Resource	18	14	30	12
Light manufacturing	10	8	31	12
Transportation	4	3	18	7

Claims paid	$126	100	$258	100

* Includes financial institutions
During 2010 there were 2,081 claims submitted to EDC for consideration, compared to the 3,198 claims submitted in 2009. This decrease was mainly due to lower claims submitted within the credit insurance program due to the improved economic environment.
At the end of 2010, the value of claims requests that were still under consideration was $8 million (2009 – $32 million).
For a breakdown of claims by size concentration, refer to Table 10 in Supplemental Information.
Allowance for Claims on Insurance
At the end of December 2010, the allowance for claims on insurance was $569 million. The allowance net of the reinsurer’s share was $460 million, a decrease of $101 million from 2009. The decrease was largely due to lower than anticipated claims development in the credit insurance program and updated assumptions for the retail sector. In 2008 adjustments were made to the frequency and severity of loss assumptions related to the retail sector to reflect the difficult economic conditions at that time. Lower exposure in the contract insurance and bonding program in 2010 further contributed to the reduction in the allowance.
The allowance for potential claims on insurance policies that we have ceded to reinsurance companies totalled $109 million (2009 – $159 million) and is included in the allowance for claims on insurance. The decrease in the reinsurer’s share of allowance was primarily due to a country rating upgrade for Ghana, relating to one political risk insurance policy. These amounts were also recorded as an asset on the balance sheet as they represent the reinsurers’ share of our allowance for claims. If we were required to pay out a claim on these policies we would recover this claim payment from the reinsurer.
The net allowance as a percentage of the contingent liability related to insurance policies and guarantees was 1.98% for 2010 (2009 – 2.51%). While there was a reduction in the net allowance due to the factors discussed above, our total contingent liability remained relatively consistent with 2009.

EDC ANNUAL REPORT 2010                63

MANAGEMENT’S DISCUSSION AND ANALYSIS
As permitted by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862 – Financial Instruments – Disclosures, we have displayed certain parts of our Management’s Discussion and Analysis which discuss the nature, extent and management of credit, liquidity and market risks in a green font. These disclosures form an integral part of our audited Consolidated Financial Statements for the year ended December 31, 2010.
INVESTMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS
The Department of Finance sets out guidelines that define the minimum acceptable counterparty credit rating pertaining to our investments and derivative financial instruments. In addition, we have policies which are reviewed and re-approved annually by the Board, and procedures which establish credit limits for each counterparty, and are reviewed by management no less than annually. These policies and procedures are designed to limit and manage the credit risk associated with these financial instruments.
Our interest-bearing deposits and investment portfolio expose us to the risk that the deposit-taking institutions or counterparty will not repay us in accordance with contractual terms. Our potential deposit and investment credit exposure is represented by the carrying value of the financial instruments.
The following table provides a breakdown, by credit rating and term to maturity, of our deposits, investments, and their related derivatives credit exposure.

(in millions of Canadian dollars)
	Remaining term to maturity
				2010	2009
Credit rating	Under 1 year	1 to 3 years	Over 3 years	Net exposure	Net exposure

AAA	877	745	1,065	2,687	2,758
AA+	2	–	–	2	155
AA	114	13	19	146	773
AA-	632	32	14	678	1,414
A+	229	12	–	241	224
A	80	–	–	80	58
A-	–	–	–	–	25

Total	$1,934	$802	$1,098	$3,834	$5,407

Derivatives expose us to the risk that the counterparty will not repay us in accordance with contractual terms. Our potential derivative credit exposure is represented by the replacement cost of contracts that have a positive fair value. For a more in-depth discussion on the use of derivatives, refer to the section on derivatives (see page 72).
All swaps are transacted with high credit quality financial institutions. We operate a collateral program to mitigate credit exposure related to swaps used to hedge risk within our funding program. As market rates move between the settlement date and maturity date of the swap, the financial instrument attains value such that to terminate the swap early, one counterparty would need to make a payment to the other to compensate for the movement in rates. In order to mitigate the credit risk, we often enter into collateral agreements with financial institutions with whom we undertake swap transactions. Under the terms of the swap agreements, when the credit exposure surpasses an agreed upon threshold, collateral in the form of government securities is posted with an independent third party by our swap counterparty. At the end of December 2010, $1,178 million was posted as collateral by our counterparties to mitigate credit risk associated with swap agreements.
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The following table provides a breakdown, by credit rating and term to maturity, of our derivative credit exposure and how it is offset against exposure netting amounts and collateral held. Exposure netting amounts represent derivative contracts where there is an agreement with the counterparty (netting agreement) that allows us to offset the counterparty’s derivative credit exposure to us against our credit exposure to that same counterparty. After applying both exposure netting and collateral held our net exposure is $695 million (2009 – $563 million).

(in millions of Canadian dollars)
	Remaining term to maturity						2010	2009
Credit	Under	1 to 3	Over 3	Gross	Exposure	Collateral	Net	Net
rating	1 year	years	years	exposure	netting*	held	exposure	exposure

AA	1	–	5	6	–	–	6	204
AA-	670	460	767	1,897	(137)	(1,163)	597	329
A+	14	33	25	72	–	(15)	57	27
A	5	19	11	35	–	–	35	3

Total	$690	$512	$808	$2,010	$(137)	$(1,178)	$695	$563

* As a result of netting agreements
Credit risk for investments and derivative financial instruments is reported on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Our credit risk policies, processes and methodologies have not changed materially from 2009.
Capital Management

(in millions of Canadian dollars)	2010	2009

Demand for capital
Credit risk	6,435	7,052
Market risk	1,800	2,006
Operational risk	346	340
Business risk	129	15
Strategic risk	520	397

Total demand for capital	$9,230	$9,810

Supply of capital	$10,405	$9,810

EDC implied solvency rating	AAA	AA

Our capital management framework ensures that we are appropriately capitalized and that our capital position is identified, measured, managed, and regularly reported to the Board. Being appropriately capitalized has allowed us to fulfill our mandate and sustain continued risk capacity for Canadian exporters and investors despite a more challenging credit environment.
We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA. This solvency standard aligns with that of leading financial institutions and with the key principles of financial self-sufficiency.
We define capital supply as the sum of total shareholder’s equity and allowances, as determined in accordance with Canadian GAAP. We quantify demand for capital arising from credit, market, operational and business risks using methodologies that are generally consistent with Basel II standards. We also allocate a portion of available capital for strategic risk and market volatility. Capital adequacy is determined by comparing supply of capital to demand for capital.
We measure and report changes to capital supply, capital demand and its implied solvency rating to executive management monthly. These capital measures are reported to the Board quarterly together with forward looking stress tests which model the potential impact on capital of portfolio migration and other key risk events.
Our capital is first and foremost available to support Canadian exporters and investors for the benefit of Canada. While it is our intention to fully utilize our capital in support of our mandate there may be situations in which the Board of Directors may wish to authorize a dividend payment. As such our Capital Adequacy Policy includes a dividend methodology to guide the Board of Directors in determining a potential dividend amount.
We strive to ensure that our risk and capital management policies are aligned with industry standards and are appropriately sophisticated relative to our risk profile and business operations.
EDC ANNUAL REPORT 2010                    65

MANAGEMENT’S DISCUSSION AND ANALYSIS
Off Balance Sheet Arrangements

In the normal course of business, we engage in a variety of transactions with variable interest entities (VIEs). In accordance with Canadian GAAP, those VIEs for which we have a significant variable interest, but are not the primary beneficiary, have not been consolidated on our balance sheet. These transactions are generally undertaken for risk, capital, and funding management purposes that benefit our clients and typically involve the use of special purpose entities (SPEs). SPEs are generally created for a single purpose, have a limited lifespan, and are used for risk management, legal, or taxation reasons to hold specific assets for its benefactors.
In certain financing transactions, SPEs are used to securitize assets and are typically highly debt-leveraged and, in certain circumstances, equity guarantees may also be used. EDC may also use SPEs to hold assets that have been foreclosed upon and cannot be held directly for legal or taxation reasons, typically for foreclosed assets in foreign countries.
For more discussion and complete disclosure of our involvement with VIEs, refer to Note 26, Variable Interest Entities, in the notes to the consolidated financial statements.
Financial Instruments

Given the nature of our business, our assets and liabilities are substantially composed of financial instruments. Financial instrument assets include cash resources, securities, equity financing, loans and recoverable insurance claims, while financial instrument liabilities include accounts payable, loans and loan guarantees. We also use a variety of derivative financial instruments including interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards and credit derivatives.
In accordance with Canadian GAAP, the majority of financial instruments are recognized on the balance sheet at their fair value. These financial instruments include held-for-trading and available-for-sale marketable securities, derivative financial instruments, loans payable designated as held-for-trading, and equity financing designated as held-for-trading. Note 2 of the consolidated financial statements outlines the accounting treatment for our financial instruments while Note 24 provides details of how their fair values are determined.
We use derivatives to manage interest rate risk, foreign exchange risk, and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors. Both our internal policies and guidelines and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. For further discussion on our risk management framework, refer to Risk Management on the following page.
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RISK MANAGEMENT
“EDC played an active role in supporting Canadian exporters with working capital and risk solutions in 2010 as they worked through the halting economic recovery. Our credit portfolios continued to experience an elevated level of claims activity following a difficult 2009 but are now showing signs of recovery.”

Derek Layne
Vice-President and Chief Risk Officer

EDC stepped up our support through the financial crisis and continued to work with Canadian exporters in 2010 in an effort to help many of them turn the corner as the global economic recovery moved haltingly forward. We have provided a steady source of appetite for the credit risk of their buyers in support of export sales through the cycle. We also increasingly provided working capital solutions to exporters themselves in partnership with Canadian banks.
The effects of the global economic downturn continued to be seen in our credit portfolios in 2010. Although EDC’s net claim payments across all its insurance programs improved significantly in 2010 relative to 2009, aggregate net claims for this past two year period was higher than experienced in prior downturns.
EDC support has helped many of our customers work through the difficult environment during 2010. However the business environment remained challenging, particularly for many of our SME customers some of whom unfortunately experienced financial distress. Claims paid to Canadian banks in 2010 under our guarantee program which supports working capital financing for exporters, were at the second highest level ever, exceeded only by 2009 claims.
These realities of the economic downturn may not be self evident in EDC’s overall financial results which benefited from a better than expected performance of our corporate loan portfolio. EDC experienced fewer defaults and less credit deterioration in its loan portfolio than expected in 2010, in part because of the resurgence in credit market liquidity driven by global economic stimulus efforts. The airline sector, which represents a large concentration of borrowers for EDC, also benefited from a world-wide recovery in 2010 and our aircraft loan portfolio avoided further credit deterioration.
Given the risk environment, EDC managed its credit portfolios more actively in 2010 than in the past. We continued to address an elevated level of claims and were busy with greater recovery and loan restructuring efforts than average. We also made greater use of secondary markets to selectively transfer credit risk from our books through loan sales, hedging and reinsurance. These are important elements of risk management during this more challenging part of the credit cycle.
Looking forward, we continue to observe a riskier credit outlook than 2010’s benign financial market trends might suggest. Many countries and companies remain highly levered. The risk of further escalation of European sovereign debt concerns is not insignificant and the global economic recovery remains weak and slow paced. Notwithstanding these concerns about the current risk environment, EDC ended the year in strong financial condition and is well positioned to continue to support our customers even in the event that market conditions deteriorate in 2011.
Overview

Our business activities expose us to a wide variety of risks including credit, market, operational, organizational, and business risks. Our ability to manage these risks is a key competency within the organization, and is supported by a strong risk culture and an effective risk management approach. We manage our risks by seeking to ensure that business activities and transactions provide an appropriate balance of return for the risks assumed and remain within our risk appetite, which is collectively managed throughout the organization, through adherence to our Enterprise Risk Management (ERM) Framework.
Our ERM Framework sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. This framework gives us an overall view of all potential risks EDC faces and forms the foundation for appropriate risk oversight processes and the consistent communication and reporting of key risks that could have an impact on our achievement of business objectives.
Risk identification and measurement are important elements of our ERM Framework. We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to periodic assessment and review for appropriateness and reliability.
EDC ANNUAL REPORT 2010                    67

MANAGEMENT’S DISCUSSION AND ANALYSIS
We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.
Our risk governance structure emphasizes and balances strong central oversight and control of risk with clear accountability for, and ownership of, risk within each business unit. This structure supports the flow of information between the business units, the members of the Executive Team, who represent each significant business unit and corporate oversight function, the President and Chief Executive Officer (CEO), and the Board of Directors.
Risk Governance Structure

The key stakeholders of our risk governance structure are:
Board and its Committees
Board of Directors
The Board of Directors (the Board) provides oversight and carries out its mandate with respect to risk and capital management through the Risk Management Committee of the Board and the Audit Committee of the Board. The Board maintains overall responsibility for approval of (i) risk management and accounting policies and (ii) our Code of Business Ethics and Code of Conduct and (iii) the Environmental Review Directive. The Board also maintains oversight responsibilities for the management of the credit, market and other enterprise risks of the Corporation, as well as oversight of the appropriateness of internal control systems and policies governing Corporate Social Responsibility.
Risk Management Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to the prudent management of our capital structure, including the management of the credit, market and other enterprise risks of the Corporation.
Audit Committee of the Board
This Committee assists the Board in fulfilling its oversight responsibilities with respect to our standards of integrity and behaviour, financial reporting, and internal control systems. The Audit Committee also monitors our corporate compliance program.
Key Risk Committees
Executive Management Team
The Executive Management team, led by the President and CEO and including the executives reporting directly to the President and CEO, has primary responsibility for the management of our risks, standards of integrity and behaviour, financial reporting, and internal control systems. The Executive Management team undertakes this responsibility through various management oversight committees, by ensuring an appropriate organizational structure and governing policies are in place, and through independent validation by audit.
Management Risk Management Committee
This Committee provides an independent endorsement as to the acceptability of certain credit commitments and acts as the authority for recommending risk policies to the Board for approval, and establishing internal risk management policies and procedures.
Asset Liability Management Committee
This Committee acts as authority for recommending Market Risk Management policies to the Board for approval, and ensuring that policies are supported by appropriate procedures and practices for the measurement, management and reporting of market risk. In addition, the committee ensures that market risk positions are managed within policy limits, and addresses such risk practices as diversification requirements, and reporting and monitoring of guidelines.
Risk Transfer Committee
This Committee acts as authority to endorse recommendations for certain risk transfer activities for portfolio management purposes.
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Key Risk Management Groups
Risk Management Office (RMO)
RMO is responsible for risk policy and management of the financial risks impacting the Corporation including credit risk, market risk, capital adequacy and liquidity risk. This includes developing and maintaining policies and standards that reflect our risk appetite and comprehensive and timely reporting to management and the Board on major risks being assumed or facing the organization. RMO also identifies and reports to the Board on broader enterprise wide risks including operational and organizational risks.
Corporate Finance and Control (CFC)
CFC is responsible for financial planning, accounting, financial reporting, procurement, as well as cash receipts and disbursements. CFC ensures that appropriate controls exist to ensure complete and accurate financial reporting and effective cash management.
Internal Audit (IA)
IA independently monitors and reports on the effectiveness, adequacy and sustainability of business processes, risk management processes and related internal controls used by management to achieve our business objectives. All activities of the organization are within the scope of the internal audit group’s responsibility. IA uses a risk-based audit methodology that is reflective of the Institute of Internal Auditors standards, incorporates Enterprise Risk Management and includes input from management.
Business Units
Business Units are responsible for the development and execution of business plans that are aligned with EDC’s ERM Framework, and are accountable for the risks they incur. Business units work in partnership with the Risk Management Office to ensure that risks arising from their business are managed within approved limits as set out in risk policies.
Credit Risk Management

Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk under our loans and insurance programs and treasury activities.
We manage credit risk in the organization through policy requirements, established authorities and limits, mitigation activities and reporting. Our credit risk policies set out our requirements on credit granting, concentration, counterparty and country limits, risk rating, exposure measurement, monitoring and review, portfolio management and risk transfer, as well as management and Board reporting.
Credit Granting
We deliver our products and services through sector-based business teams grouped under insurance or financing. The business teams are responsible for the proper due diligence associated with each credit commitment. Every credit commitment requires recommendation and approval. Credit commitments in excess of certain thresholds also require independent endorsement by the RMO or the Management Risk Management Committee. The purpose of endorsement is to ensure that all relevant, tangible risks in the proposed credit commitment have been identified, assessed and mitigated where possible. The credit rating of a transaction and/or the dollar amount of exposure at risk determines whether endorsement must be provided by the Management Risk Management Committee or the RMO. All transactions above U.S. $300 million require authorization by the Board. However, this threshold can be reduced to as low as U.S. $200 million for transactions with lower credit quality. Our credit approval process includes early involvement of a senior management committee in the transaction review process and more integrated engagement on transactions between our risk management, underwriting, and business development professionals.
Our approval responsibilities are governed by delegated authorities. For all products dual approval is required when credit amounts exceed certain threshold. The Board in effect delegates specific transactional approval authorities to the CEO. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. The criteria whereby these authorities may be further delegated throughout the organization, as well as the requirements relating to documentation, communication and monitoring of delegated authorities, are set out in corporate policies and standards.
EDC ANNUAL REPORT 2010                    69

MANAGEMENT’S DISCUSSION AND ANALYSIS
We bear counterparty risk through our treasury liquidity and derivative portfolios. Treasury counterparties are analyzed and credit limits are recommended by Market Risk Management (MRM), a team within the RMO. Recommended counterparties are endorsed by either the RMO or Management Risk Management Committee. Every treasury credit commitment requires the approval of at least two individuals with delegated approval authority. All treasury credit exposures are measured on a fair value basis and compliance with policy and operational limits is measured daily. In addition, we have policies and procedures in place to limit and to manage the credit risk associated with these financial instruments and to define collateral requirements for treasury counterparties.
Concentration Limits
To ensure diversification of risks within our credit commitments, we have established risk limits in place to protect against being overly concentrated to any one country, industry sector or commercial obligor. All limits are determined based on our capital base and risk factors associated with the exposure including, the obligor rating, country rating, associated collateral and EDC product type. Exposures beyond the risk limits require either Presidential approval within discretionary limits or review by the Risk Management Committee and approval of the Board.
Risk Ratings
We have developed risk rating methodologies for all of our product lines. Many of the obligor risk rating methodologies use a combination of Moody’s and/or Standard & Poor’s external ratings and/or our internal ratings based (IRB) methodologies. Some of our IRB methodologies use vendor provided credit risk analysis/ratings tools such as Moody’s Financial Analyst, Risk Advisor, and RiskCalc. Work is advancing on an initiative launched in 2009 to upgrade and standardize our risk rating methodologies and related business processes. At the credit granting stage, all obligors are rated except for obligors with very small exposures (typically representing less than 1% of total exposure). We rate our obligors on a rating scale of between 8 and 16 credit grades depending on the product type. The obligor risk ratings are reviewed on a regular basis. Our Economics team is responsible for establishing, monitoring and approving country risk ratings. The country risk ratings are based on a letter grade rating system, like that of the external rating agencies; and correspond to the OECD’s zero to seven scale. Country risk is continually reviewed by the department to take into consideration any changes in the world environment or a specific country.
For treasury related counterparties, each counterparty must be rated by at least two external rating agencies for credit exposure of greater than one year term to maturity, and at least one external rating agency for credit exposure of less than one year term to maturity. The risk rating for treasury counterparties is based on the external ratings.
Exposure Measurement
To ensure that the level of credit risk is transparent to both Management and the Board, our credit exposure measurement guideline requires information reporting and comparison of the aggregated exposures within a portfolio against prescribed limits such as country, industry, and commercial obligor. We also report on approved short-term buyer limits under our accounts receivable insurance program.
Monitoring and Review
Our operating practices include ongoing monitoring of credit exposures. Specialized teams have been created to monitor and manage credit exposure within the different product lines which include monitoring of events in the country and industry of the obligor. The Asset Management team within the RMO is responsible for managing the credit quality and financial performance of our portfolio of commercial loans and guarantees both at the transaction and portfolio levels. This specialized team undertakes loan reviews and risk ratings, and regularly monitors borrowers and the credit risk environment including research and assessment of financial, operating and industry trends. Our portfolio of credit insurance counterparties is actively monitored by our Risk Assessment and Portfolio Management team. In addition, deteriorating credits are managed by teams that specialize in restructurings, Paris Club reschedulings, claims, and recoveries. Management and the Board are frequently apprised on the credit quality of the portfolio through regular reporting including quarterly detailed reporting on the breakdown of the portfolio by risk ratings, impaired obligors, loan write-offs and claims information.
Portfolio Management
The goal of portfolio management is to ensure our ability to pursue mandate related opportunities while taking into consideration the availability of financial resources and limit constraints. Management and the Board are regularly updated on our portfolio of credit exposures through quarterly compliance reporting against concentration limits. We use both primary and secondary portfolio management activities to address imbalances or excess concentrations including, but not limited to, syndication at credit origination, the sale of assets, insurance, reinsurance and hedging using credit derivatives.
We continue to make use of credit derivatives for risk mitigation purposes targeting large exposures in our loan portfolio. We expanded our use of reinsurance in 2010 to address credit concentrations in our insurance portfolios.
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Management and Board Reporting
RMO provides timely and comprehensive risk reporting to Management and the Board on major risks being assumed by or facing EDC, enabling appropriate management and oversight. This reporting includes, but is not limited to a (i) quarterly risk management report, (ii) monthly credit risk policy compliance report, (iii) monthly capital adequacy report, and (iv) monthly report detailing our liquidity position. Ad-hoc risk reporting is provided to senior management and the Board as warranted for new or emerging risk issues or significant changes in our level of risk. Significant credit risk issues and action plans are tracked and reported to ensure management accountability and attention are maintained.
Market Risk Management

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk. We are exposed to potential losses as a result of movements in interest and foreign exchange rates.
Through our policies and procedures, we ensure that market risks are identified, measured, managed, and regularly reported to Management and the Board. Our Market Risk Management Policy sets out our requirements on interest rate and foreign exchange exposure limits, liquidity, investment, debt funding, derivatives and structured notes, management of the credit risk for treasury counterparties, and management and Board reporting. The Asset Liability Management Committee, which is chaired by the Chief Financial Officer, oversees and directs the management of market risks inherent within our normal business activities. Risk oversight is provided by the MRM team within the Risk Management Office.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off balance sheet, as well as from embedded optionality in those assets and liabilities.
Our interest rate risk is managed in accordance with guidelines established by the Department of Finance as well as policies set by the Board. We report interest rate risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
Our interest rate risk policy limits are tested on a monthly basis to ensure compliance with our policy. Interest rate risk is measured by simulating the impact of a 100 basis point change on our net financing and investment income.
Interest Rate Sensitivity
The table below presents the sensitivity of the net financing and investment income, the net income and the other comprehensive income (loss) to a parallel 100 basis point change in interest rates given the outstanding positions as at December 31, 2010.
Interest Rate Change

(in millions of Canadian dollars)	2010		2009
	+100 Basis	-100 Basis	+100 Basis	-100 Basis
	Points	Points	Points	Points

Change in net financing and investment income	(3)	3	20	(20)
Change in net income	(25)	25	6	(6)
Change in other comprehensive income (loss)	(44)	44	(24)	25

EDC ANNUAL REPORT 2010                    71

MANAGEMENT’S DISCUSSION AND ANALYSIS
Foreign Exchange Risk
Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.
Our foreign exchange risk is managed in accordance with guidelines established by the Department of Finance as well as policies approved by the Board. We report our foreign exchange risk on a quarterly basis to the Asset Liability Management Committee and to the Risk Management Committee of the Board.
In addition to the guidelines and policies described above, we also have supplemental operational limits and reporting requirements. Management of foreign exchange risk is enabled through monthly risk position monitoring and reporting.
As per our policy, the potential translation loss impact to one month’s net financing and investment income (NFII) as measured by a two standard deviation change in foreign exchange rates is limited to 2.5% of projected 12 month NFII, on a consolidated Canadian dollar equivalent.
Foreign Exchange Positions Against Limit

(in millions of Canadian dollars)	2010	2009

Limit	24	29
Position	13	1

The table below presents the sensitivity of net income and other comprehensive income (loss) to changes in the value of the Canadian dollar versus the other currencies we are exposed to given the outstanding positions as at December 31, 2010.
Canadian Dollar Relative to Other Currencies

(in millions of Canadian dollars)		2010		2009

	Increases by	Decreases by	Increases by	Decreases by
	1%	1%	1%	1%

Change in net income	14	(14)	7	(7)
Change in other comprehensive income (loss)	(13)	13	(7)	7

Derivatives
We use a variety of derivatives to manage costs, returns and levels of financial risk associated with funding, investment and risk management activities. The principal purpose for which we use derivatives is to hedge against foreign exchange and interest rate risk. Our use of derivatives may include, but is not restricted to, currency and interest rate swaps, foreign exchange swaps, futures and options. We do not use derivatives for speculative purposes.
We do not engage in the use of derivatives whose value and financial risks cannot be measured, monitored and managed on a timely basis. The MRM team formally reviews our derivative financial instrument transactions at time of inception, and on an ongoing basis to provide an independent verification on the valuation of transaction structures and of associated financial risks.
Derivatives are used to hedge risks by diversifying concentrated exposures. For example, we may balance the proportion of fixed to floating assets in our portfolio using interest rate swaps in order to diversify interest rate risk.
The following table indicates the fair value of our derivatives based upon maturity:

(in millions of Canadian dollars)	Positive	Negative	Net

Under 1 year	690	(97)	593
1–3 years	512	(43)	469
Over 3–5 years	527	(47)	480
Over 5 years	281	(13)	268

Gross fair value of contracts	$2,010	$(200)	$1,810

72               DOING BUSINESS WHERE BUSINESS GETS DONE

Liquidity Risk Management

Liquidity risk is the risk that we would be unable to honour daily cash outflow commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the ability to sell credit commitments in a timely and cost effective manner.
Our treasury department is responsible for our liquidity management and the MRM team is responsible for monitoring compliance with our policies and procedures. Pursuant to our risk management policies, we must maintain sufficient liquidity to meet a prescribed minimum level, based on forecasted three month cash requirements.
Within the overall policy framework, we manage our liquidity risk both within the overall policy limits and also within supplemental limits. The MRM team measures our position on a daily basis and provides a monthly report to senior management on our actual liquidity position against this minimum limit, as well as a quarterly report to the Risk Management Committee of the Board.
We maintain liquidity through a variety of methods:
▶
Cash and Marketable Securities: We hold cash and marketable securities to ensure that sufficient liquidity is available if required to meet forecasted cash requirements. During 2010, the average balance of cash and marketable securities was $3,858 million.

▶
Access to Commercial Paper Markets: In the course of our normal activities, our commercial paper programs provide us with the necessary liquidity to meet our cash requirements on a daily basis. During 2010, the average balance of commercial paper was $2,561 million with a turnover of 6.6 times.

Investment Risk
The Investment Policy defines the investments that we may undertake in the market place by instrument type. The investment of corporate cash holdings is governed by Section 10(1.1)(h) of the Export Development Act, Section 128 of the Financial Administration Act, and the Corporation’s Investment Authorities approved by the Minister of Finance.
Debt Funding
The Export Development Act places limitations on our borrowings. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements.
The Minister of Finance, pursuant to the requirements of the Financial Administration Act, annually approves the borrowings of the Corporation. The Debt Funding Policy is monitored on a monthly basis and reported to management and the Board on a quarterly basis.
Contractual Obligations
In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments.
Future payments on our long-term debt and our other long-term payable over the next five years are depicted below.
We have two types of loan commitments. The first type is undisbursed amounts on signed loan agreements. The second type represents commitments we entered into, for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category includes letters of offer accepted and outstanding for loans and guarantees as well as unallocated, confirmed lines of credit (LOC).
Purchase obligations include those obligations that are legally binding agreements whereby we have agreed to purchase products or services with specific minimum quantities defined as fixed, minimum or variable in price over a specified period of time.
The following table provides a summary of our future payments on contractual commitments.

	Under	1 to	Over 3 to	Over
(in millions of Canadian dollars)	1 year	3 years	5 years	5 years	Total

Long-term debt	6,507	6,962	6,350	1,231	21,050
Other long-term payable	6	13	13	42	74
Undisbursed loan commitments	9,003	–	–	–	9,003
Undisbursed equity commitments	24	131	150	9	314
Letters of offer accepted and outstanding	2,180	–	–	–	2,180
Confirmed LOC	384	–	–	–	384
Leases	26	54	53	438	571
Purchase obligations	52	10	1	1	64

Total	$18,182	$7,170	$6,567	$1,721	$33,640

EDC ANNUAL REPORT 2010               73

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operational Risk Management

Operational risk is defined as the risk of direct or indirect loss resulting from the organizational environment, external events, inadequate internal processes, people, or systems. Operational risk includes risk to our reputation and the risk of not meeting our mandate or regulatory requirements.
Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Operational risk is difficult to measure in a complete and precise manner, given that exposure to operational risk is often implicit, bundled with other risks, or otherwise not taken on intentionally.
Operational risk is managed through our infrastructure, controls, systems and people, complemented by specialist groups focusing on enterprise-wide management of specific operational risks such as fraud, privacy, outsourcing, and business disruption, as well as people and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of operational risk.
Each business unit has responsibility for the day-to-day management of operational risk. Business unit management is responsible for ensuring that appropriate procedures, internal controls and processes are established to manage operational risks and to comply with corporate policies.
Operational risks driven by systems are managed through controls over technology development and change management.
Operational risks driven by people and processes are mitigated through human resources policies and practices, and a biennial Employee Opinion Survey. This survey provides us with a mechanism to gather employee input on climate conditions that enable or inhibit key drivers of performance. These results drive action plans to build on our strengths and support corporate values.
In the event of an external disruption, we have a mature and comprehensive Business Continuity Plan (BCP). Diligent testing is performed periodically covering all aspects of the BCP, including command and control, supplier performance, infrastructure restart and recovery and, most importantly, the effectiveness and viability of the plans for the business teams. We have activated the BCP plan on more than one occasion and it has performed extremely well, maintaining the business and service to our customers with minimal disruption.
As business practices evolve to address new operating environments with respect to reputational risk, we have strengthened our commitment to Corporate Social Responsibility (CSR), which is built on five essential pillars: business ethics, the environment, transparency, community investment and organizational climate. We have made a significant investment in time and resources on all of these fronts and have made CSR a central part of our ongoing business strategy. We recognize that growth and sustainability must be addressed simultaneously and that CSR is intrinsic to achieving sustainable trade. We strive to maximize Canadian exporter growth potential, while being conscientious of the environmental impacts of our business and acting in accordance with the highest ethical standards, as well as investing in our communities and our employees.
Our mandate guidelines ensure that we continue to respond to the needs of Canadian exporters and investors while satisfying our mandate. Issues of mandate that are unique or complex are referred to an internal legal committee.
In 2010 our annual Enterprise Risk Management (ERM) assessment process was enhanced to broaden risk awareness, increase risk ownership and encourage greater participation throughout the organization. This has allowed us to identify a broader spectrum of risks including the escalation of concerns related to operational risks to senior management for possible action.
Internal Audit’s independent review of processes provides additional assurance that operational risks are appropriately managed.
We also maintain a corporate insurance program to provide additional protection from loss.
74               DOING BUSINESS WHERE BUSINESS GETS DONE

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
A summary of our significant accounting policies can be found in Note 2 of our December 2010 consolidated financial statements. The accounting policies discussed below are considered particularly important, as they require management to make certain assumptions and estimates based on information available as at the date of the financial statements. We have established procedures to ensure that accounting policies are applied consistently and that the process for making changes to methodologies is well controlled, and occurs in an appropriate and systematic manner. Critical accounting estimates include the allowance for losses on loans, loan commitments and guarantees, the allowance for claims on insurance, employee future benefits and financial instruments measured at fair value.
Allowance for Losses on Loans, Loan Commitments and Guarantees
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of probable credit losses. The allowance includes both general and specific components. Management determines the allowances using various assumptions based on its assessment of the impact of recent events and changes in economic conditions and trends. These estimates are reviewed periodically during the year and in detail as at the date of the financial statements.
The purpose of the general allowance is to provide an estimate of probable incurred losses inherent in the loan portfolio that have not been identified on an individual loan basis. Management judgment is required with respect to assessment of probabilities of default, loss severity in the event of default, review of credit quality for internally rated obligors as well as the impact of industry trends and risk concentrations on the portfolio and the required allowance.
Specific allowances are established on an individual basis for loans that management has determined to be impaired. When a loan is considered impaired the carrying value of the loan is reduced to its net realizable value. Management is required to make a number of estimates including the timing and amount of future cash flows, residual values of underlying security, as well as the initial judgment as to whether the loan is impaired or performing.
Additional information on the methodology for determining allowances for losses on loans, loan commitments and guarantees can be found in Note 2 of our consolidated financial statements.
Allowance for Claims on Insurance
The allowance for claims on insurance represents our estimated future claims under the terms and conditions of our insurance policies.
The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions relevant to the insurance programs and is derived in conjunction with our own experience. Management judgment is required in estimating the variables that are part of the actuarial calculation of the allowance. These variables include severity of loss, loss development, frequency of claim and discount rates used. Management judgment is also used in selecting the confidence level for adverse deviation.
Employee Future Benefits
EDC maintains defined benefit pension plans and other benefit plans. Our defined benefit pension plans provide benefits to retirees based on years of service, the best five consecutive years’ average salary of the retirees while they were employees, and a fixed percentage that varies depending on whether or not the retiree was a contributory or non-contributory member of the plan. We fund our defined benefit pension plans in accordance with actuarially determined amounts required to satisfy employee benefit obligations under current federal pension regulations, and we fund the other benefit plans as the cost of benefits are incurred.
Canadian generally accepted accounting principles (GAAP) require that management measure the plans’ accrued benefit obligations and annual costs using assumptions that reflect best estimates, which are generally regarded as long-term in nature. We review key assumptions on an annual basis with our actuaries by using relevant experience, in conjunction with market related data. The key assumptions include expected long-term rate of return on plan assets, rate of compensation increase, and the discount rate. The management assumption with the greatest potential impact on our pension benefit obligation is the discount rate. The discount rate is determined by reference to the yield of a portfolio of high quality fixed income instruments (rated AA or higher), which has the same duration as the plan’s accrued benefit obligation. Information on high quality Canadian corporate bonds is generally available from independent sources, and serves as a starting point in determining the discount rate. Actual results that differ from these long-term assumptions used are accumulated and amortized over future periods into pension expense and therefore, affect the recorded obligations in future periods. Under International Financial Reporting Standards (IFRS), we have elected to recognize any cumulative unamortized actuarial gains and losses in opening equity and any future net actuarial gains or losses will be accumulated and amortized into net income.
EDC ANNUAL REPORT 2010               75

MANAGEMENT’S DISCUSSION AND ANALYSIS
Sensitivity Analysis
The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and benefit costs. The sensitivity analysis contained in this table is hypothetical and should be used with caution.

(in millions of Canadian dollars)						2010

	Registered		Supplementary		Other
	Pension Plan		Retirement Plan		Benefit Plans
	Obligation	Expense	Obligation	Expense	Obligation	Expense

Sensitivity of Assumptions

Discount rate	5.50%	6.25%	5.50%	6.25%	5.50%	6.25%
Impact of: 1% increase ($)	(78)	(10)	(5)	(1)	(17)	(1)
1% decrease ($)	102	13	7	–	23	1
Expected long-term rate of return on assets	n/a	7.50%	n/a	3.75%	n/a	n/a
Impact of: 1% increase ($)	n/a	(4)	n/a	–	n/a	n/a
1% decrease ($)	n/a	4	n/a	–	n/a	n/a
Rate of compensation increase
Impact of: 1% increase ($)	17	4	8	1	2	–
1% decrease ($)	(17)	(4)	(5)	(1)	(1)	–

During 2010, the performance of our pension plans’ assets was significantly improved over 2009, resulting in an increase in the fair value of our plans’ assets of $62 million mainly driven by a return on assets of $32 million in the year. During the same period, bond yields decreased which impacted the discount rate used to measure EDC’s plans’ benefit obligations and pension plans’ assets. The discount rate has decreased to 5.50% (2009 – 6.25%) which has increased the accrued benefit obligations of the plans by $65 million. These two factors will also impact the benefit expenses for fiscal years 2011 and beyond.
The financial health of a pension plan is measured by actuarial valuations, which are prepared on both an on-going and a solvency basis. The EDC registered pension plan ratios as at December 31, 2009 were 93% on an on-going basis and 73% on a solvency basis. Since EDC’s solvency ratio is less than 100%, we are required by federal pension legislation to make special monthly solvency contributions. During 2010 we contributed special payments of $18 million into the plan and will continue to remit all required solvency payments. The next formal valuations will be conducted by the plans’ actuaries in 2011 and will be as at December 31, 2010.
Further detail of our employee future benefits costs and liability can be found in Note 34 to the consolidated financial statements. Additional information on the significant accounting policies underlying the accounting for employee future benefits is provided in Note 2.
Financial Instruments Measured at Fair Value
In accordance with Canadian GAAP, the majority of financial instruments are recognized on the balance sheet at their fair value. These financial instruments include held-for-trading and available-for-sale marketable securities, derivative financial instruments, loans payable designated as held-for-trading, and equity financing designated as held-for-trading. Fair value is defined as the amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
The fair value of marketable securities is estimated using observable market prices. If such prices are not available, a valuation model is used that is consistent with accepted pricing methodologies.
The fair value of derivative financial instruments is estimated using various methods depending on the nature of the derivative instruments. Generally, these methods involve using models which are developed from recognized valuation techniques to discount the cash flows related to the derivative financial instruments.
The fair value of our loans payable is estimated using valuation models such as the discounted cash flow method when independent market prices are not available.
The fair value of equity investments is estimated using various valuation techniques including discounted earnings or cash flow approaches, as well as liquidation or asset-based methods. The valuations are established by management and reviewed and approved by an independent valuation committee with representatives from our Risk Management and Finance groups.
76               DOING BUSINESS WHERE BUSINESS GETS DONE

We have controls and policies in place to ensure that our valuations are appropriate and realistic. In general, the methodologies, models and assumptions used to measure the fair value of our financial assets and liabilities are determined by our Market Risk Management team, which is not involved in the initiation of the transactions. The models, valuation methodologies, and market-based parameters and inputs that are used, are subject to regular review and validation, including a comparison with values from outside agencies. In limited circumstances where the valuation of a financial instrument is not independent from the initiation of the transaction, the resulting valuation is subject to review by a valuation committee.
Future Accounting Changes

International Financial Reporting Standards
Effective January 1, 2011, the Canadian Institute of Chartered Accountants (CICA) adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises. Throughout 2010 we captured the necessary data to produce IFRS compliant statements to ensure that comparative figures are available for our 2011 financial statements.
We have completed our in-depth assessment of the accounting standards relevant to EDC and based on the standards effective for our conversion, the required changes to our accounting policies are not expected to have a significant impact on our financial results. There will be changes to our financial statement presentation and expanded financial statement note disclosure. Below are the more significant accounting policy changes that we have made based on the standards that were in effect as of December 31, 2010.
IAS 16 – Property, Plant and Equipment
This standard impacts how we account for our equipment available for lease, which consists solely of aircraft returned to us by impaired obligors. Under this standard there are two options to account for equipment – use of the cost model or a revaluation model where the asset is recorded at its fair value on each reporting date. We have chosen to account for the aircraft using the cost model. We have elected under IFRS 1 – First-time Adoption of International Financial Reporting Standards to measure our aircraft at their fair value upon implementation of IFRS and use those fair values as deemed cost. The difference between these values and the carrying values under Canadian GAAP has been included in our opening adjustment to equity.
In addition, IAS 16 also requires that each component of an asset with a cost that is significant in relation to the total cost of the item be depreciated separately. We will account for the engines and the major maintenance checks separately from the remaining portions of the aircraft. Our opening equity adjustment includes those maintenance costs required to be capitalized under IFRS.
IAS 19 – Employee Benefits
The major impact of this standard is on our post-retirement benefits. We have chosen, under IFRS 1, to recognize our cumulative actuarial gains and losses into our opening equity.
IAS 19 provides the option to recognize actuarial gains and losses either through net income (corridor method) or directly to retained earnings. Under Canadian GAAP we recognize actuarial gains and losses using the corridor method and will continue to do so under IFRS.
IAS 31 – Interest in Joint Ventures
IAS 31 currently offers a choice for consolidating interests in joint ventures, using either the proportionate consolidation or equity methods. A new standard, expected to be to be finalized in early 2011, only allows the equity method. In anticipation of the new standard, our subsidiary Exinvest will change from the proportionate consolidation method to the equity method for its two joint ventures which will result in the cumulative investment in these entities being recorded within “Interest in joint venture” on EDC’s balance sheet.
IAS 36 – Impairment of Assets
This standard is of particular importance with respect to our leased aircraft. There are differences from Canadian GAAP in the definitions of impairment and recoverability, and differences in the methods used to calculate future cash flows. In addition, the standard requires that an assessment for impairment be performed at each reporting date. Reversals of impairment losses are not permitted under Canadian GAAP but are required under IFRS if evidence exists that a prior impairment loss no longer exists or is reduced. The impact of these changes will depend upon the size and composition of our portfolio of leased aircraft, lease rates, and aircraft residual values in 2011.
EDC ANNUAL REPORT 2010               77

MANAGEMENT’S DISCUSSION AND ANALYSIS
IAS 39 and IFRS 9 – Financial Instruments
The International Accounting Standards Board (IASB) has undertaken a project to replace IAS 39 with the objective of simplifying the recognition and measurement requirements for financial instruments. The project has three phases.
The first phase of this project has been completed and IFRS 9 – Financial Instruments, which addresses the classification and measurement of financial instruments, was issued in October 2010. The new standard will be effective for January 2013; however, we have elected to early adopt IFRS 9, as part of our transition to IFRS on January 1, 2011.
As a result of implementing IFRS, the most significant change in accounting for our financial instruments will be on our available-for-sale (AFS) investments. IFRS 9 reduces the number of classifications of financial assets to two - (1) measured at amortized cost and (2) fair value through profit and loss. Our AFS investments will be classified as fair value through profit and loss with unrealized gains and losses due to the change in fair value, as well as unrealized foreign currency gains and losses on these securities recorded in net income. Under Canadian GAAP, these gains and losses are recorded in other comprehensive income. Our opening equity has been adjusted for this change.
In addition, our opening equity has been adjusted to reflect the change in our accounting treatment for transaction costs on our financial liabilities carried at amortized cost. Under Canadian GAAP these are currently expensed while under IFRS they must be capitalized.
An exposure draft was issued in November 2009 for the second phase of the project addressing the impairment of financial assets held at amortized cost. The exposure draft proposes to use an expected loss approach for determining impairment, as opposed to the incurred loss model required under both current IFRS and Canadian GAAP. The IASB is currently revisiting certain aspects of the requirements for calculating an impairment loss on financial assets due to comments received on the exposure draft and expects to issue the new standard in mid-2011. We are continuing to monitor developments with this phase of the project to replace IAS 39 and expect that this aspect of the project will significantly change the way we calculate our allowance for losses on loans.
Phase three of the project is a comprehensive review of the current hedge accounting requirements. An exposure draft was issued in December 2010. EDC does not use hedge accounting and at this time we do not expect that this phase of the replacement of IAS 39 will impact us.
Projected IFRS Open Equity Adjustments
Our initial IFRS financial statements must reflect our financial position as if IFRS had always been applied, with any differences upon implementation eliminated through opening equity. The expected impact of our transition to IFRS is provided in the following table.

(in millions of Canadian dollars)	Increase (decrease)

Defined benefit pension plans (IAS 19)	(97)
Unrealized gains and losses on AFS investments (IFRS 9)	(62)
Fair value measurement of aircraft (IAS 16)	(11)
Aircraft maintenance costs (IAS 16)	4
Financial liabilities (IFRS 9)	2

Total decrease in equity	$(164)

Business Impacts
In addition to completing our analysis of the impact of IFRS on our external financial reporting, we also performed a business impacts analysis, identifying the potential impacts to the people and processes involved to transact and monitor our business. Activities were undertaken in 2010 to train impacted employees to ensure readiness for the transition to IFRS in 2011.
Evolving Standards
We continue to monitor the IASB’s progress on revisions to standards. Those projects most pertinent to EDC include the projects on employee benefits and financial instruments as discussed previously, as well as projects on insurance contracts, leases and fair value measurement. Revisions made to these standards could potentially have a significant impact on EDC’s financial statements in the coming years.
78               DOING BUSINESS WHERE BUSINESS GETS DONE

Non-GAAP Measures

We use a number of financial measures to assess our performance. Some of these measures are not calculated in accordance with Canadian generally accepted accounting principles (GAAP), and do not have standardized meanings under Canadian GAAP that would ensure consistency and comparability between companies using these measures. The following non-GAAP measures are referenced in this report:
Efficiency Ratio (ER)
Management uses ER as a measure of EDC’s efficiency. This ratio represents administrative expenses expressed as a percentage of net revenue excluding debt relief.
Capital Adequacy
Capital adequacy is a measurement of the amount of capital required to cover the credit, market, operational, business, and strategic risks we have undertaken compared to the existing capital base. See “Capital Management” section for details on the definition and calculation of capital adequacy.
Claims Ratio
The claims ratio expresses net claims incurred as a percentage of net written premium. Net claims incurred includes claims paid net of estimated recoveries and changes in actuarial liabilities.
The Government of Canada’s recent legislative review1 of the Export Development Act resulted in a recommendation that EDC provide greater transparency in reporting on short-term export credit insurance activities. In response to this recommendation, EDC’s claims ratio for this program is provided in the adjacent table.
As the economic climate continued to improve during 2010, our actuarial assumptions were updated, including updating the assumptions surrounding the retail sector. This, combined with a reduction in claims paid, resulted in a significant decrease in net claims incurred in 2010.

(in thousands of
Canadian dollars)	2010	2009

Direct premiums	120,332	105,584
Reinsurance assumed	523	268
Reinsurance ceded	(5,197)	(4,765)

Net written premium	$115,658	$101,087

Net claims incurred	$(38,551)	$78,297

Claims ratio %	(33.3)%	77.5%

Excludes the documentary credit insurance program
Unearned premiums at the beginning and end of the year and claims incurred on reinsurance assumed/ceded were nil. Net premiums earned is therefore equivalent to net written premium and direct claims incurred is equivalent to net claims incurred.

[1]
Every 10 years, the Government of Canada conducts a legislative review of the Export Development Act, which governs EDC’s mandate and legal framework. The most recent review was concluded in 2009 by International Financial Consultants Ltd.

EDC ANNUAL REPORT 2010               79

MANAGEMENT’S DISCUSSION AND ANALYSIS
               SUPPLEMENTAL INFORMATION
Table 1: Loan Interest Yield

(in millions of Canadian dollars)	2010	2009	2008	2007	2006

Gross loans receivable:
Average performing floating rate	17,518	18,885	13,635	10,336	7,858
Average performing fixed rate	8,258	9,389	8,747	7,921	7,705

Average performing gross loans receivable	$25,776	$28,274	$22,382	$18,257	$15,563

Loan revenue:
Performing floating rate interest	440	563	672	667	498
Performing fixed rate interest	460	561	544	507	501
Other loan revenue	106	197	139	231	175

Loan revenue	1,006	1,321	1,355	1,405	1,174
Debt relief revenue	25	49	–	1	261

Loan revenue (including debt relief)	$1,031	$1,370	$1,355	$1,406	$1,435

Yields – performing loans
Performing floating rate coupon	2.51%	2.98%	4.93%	6.46%	6.34%
Performing fixed rate coupon	5.57%	5.97%	6.22%	6.40%	6.50%
Total loan yield	4.00%	4.85%	6.05%	7.70%	9.22%

Table 2: Net Finance Margin

(in millions of Canadian dollars)	2010	2009	2008	2007	2006

Average gross loans receivable	26,668	29,136	23,108	19,110	18,057
Average capital lease assets	107	127	128	129	–
Average operating lease assets	436	439	430	395	223
Average investment portfolio balance	3,795	4,085	2,731	2,553	2,827
Less: average impaired loans	892	862	726	853	2,494

Total average income earning assets	$30,114	$32,925	$25,671	$21,334	$18,613

Financing and investment revenue:
Loan	1,006	1,321	1,355	1,405	1,174
Debt relief	25	49	–	1	261
Capital lease	8	9	9	8	–
Operating lease	32	32	43	37	4
Investment	48	41	81	123	123

Total financing and investment revenue	1,119	1,452	1,488	1,574	1,562
Interest expense	147	381	611	717	628
Leasing and financing related expenses	59	68	43	46	19

Net financing and investment income	$913	$1,003	$834	$811	$915

Net finance margin	3.03%	3.05%	3.25%	3.80%	4.92%

80               DOING BUSINESS WHERE BUSINESS GETS DONE

Table 3: Insurance Premiums and Guarantee Fees

(in millions of Canadian dollars)	2010	2009	2008	2007	2006

Credit insurance program(1):

Credit insurance volume net of reinsurance	59,475	57,183	61,479	46,895	44,277

Premiums and fees earned	145	131	117	98	101

Average credit insurance premium rate %	0.24%	0.23%	0.19%	0.21%	0.23%

Contract insurance and bonding program(2):

Contract insurance and bonding average exposure	9,892	10,153	8,961	7,832	6,620

Premiums and fees earned	51	52	42	39	35

Average contract insurance and bonding premium rate %	0.52%	0.51%	0.47%	0.50%	0.53%

Political risk insurance program:

Political risk insurance average exposure	1,349	1,388	1,402	1,232	1,390

Premiums and fees earned	14	14	12	12	11

Average political risk insurance premium rate %	1.04%	1.01%	0.86%	0.97%	0.79%

Loan guarantees:

Loan guarantees average exposure	3,368	3,843	3,539	2,970	2,516

Loan guarantee fees earned	33	24	20	14	12

Average loan guarantee fee rate %	0.98%	0.62%	0.57%	0.47%	0.48%

(1)	Includes $107 million of domestic volume and $0.5 million of premiums in 2010 related to our temporarily expanded mandate

(2)	Includes $678 million of domestic exposure and $1.7 million of premiums in 2010 related to our temporarily expanded mandate
Table 4: Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2010	2009	2008	2007	2006

Provision for (reversal of) credit losses pertaining to:

Loans	(243)	402	249	(44)	(338)

Loan commitments	(350)	1	2	215	23

Loan guarantees	(65)	28	95	45	14

Total loan related provisions (reversal of)	(658)	431	346	216	(301)

Reversal of provision for credit impairment in derivative financial instruments and marketable securities	–	–	–	(20)	–

Total provision for (reversal of) credit losses	$(658)	$431	$346	$196	$(301)

EDC ANNUAL REPORT 2010                81

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 5: Concentration of Exposure by Geographical Market

	Financing portfolio		Insurance portfolio
				Contract
(in millions		Commitments		insurance				Political	Investments
of Canadian	Financing	and	Credit	and		Insurance		risk	and derivative	2010		2009
dollars)	assets(1)	guarantees(2)	insurance	bonding		guarantees		insurance	instruments(3)	Exposure		Exposure

Country										$	%	$	%

United States	10,043	3,457	3,385	313		163		13	2,946	20,320	29	23,238	32

Canada	2,911	5,009	333	2,266	(4)	6,637	(5)	–	2,249	19,405	27	21,693	30

Mexico	1,584	1,129	206	65		1		26	–	3,011	4	2,315	3

Brazil	927	937	617	18		–		269	–	2,768	4	1,655	2

India	1,515	91	351	8		–		–	–	1,965	3	2,071	3

Australia	527	991	109	–		–		–	–	1,627	2	546	1

United Kingdom	922	62	443	6		3		–	165	1,601	2	1,196	2

Chile	1,010	31	334	6		–		–	–	1,381	2	1,257	2

China	147	36	1,124	43		–		16	–	1,366	2	700	1

United Arab Emirates	573	47	258	25		–		–	–	903	1	882	1

Other(6)	7,310	2,725	4,515	191		139		1,397	484	16,761	24	16,372	23

Total	$27,469	$14,515	$11,675	$2,941		$6,943		$1,721	$5,844	$71,108	100	$71,925	100

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases.

(2)	Includes $314 million of equity financing commitments, $87 million of letters of offer for loan guarantees and $2,547 million of loan guarantees.

(3)
Investments include amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any netting agreements with derivative counterparties.

(4)
Includes $1,792 million of surety bond insurance where the risk rests with the Canadian exporter. A total of 81% of the exports insured in the surety bond program are to the United States. The balance represents exports to other countries.

(5)
Includes $6,469 million in performance security guarantees, where the risk rests with the Canadian exporter. A total of 55% of the exports in the performance security program are to the United States. The balance represents exports to other countries.

(6)	Includes 183 countries with total exposure ranging from $0.001 million to $971 million.
Table 6: Concentration of Exposure by Industry

	Financing portfolio		Insurance portfolio
				Contract
		Commitments		insurance		Political	Investments
(in millions of	Financing	and	Credit	and	Insurance	risk	and derivative	2010		2009
Canadian dollars)	assets(1)	guarantees(2)	insurance	bonding	guarantees	insurance	instruments(3)	Exposure		Exposure

Industry								$	%	$	%

Commercial

Infrastructure and environment(4)	3,072	2,212	5,210	1,782	4,218	843	2,914	20,251	28	20,910	29

Transportation	12,775	4,521	991	726	756	89	20	19,878	28	22,060	31

Extractive	5,729	4,930	1,846	124	1,394	589	–	14,612	21	11,995	17

Information and communication technology	3,381	901	1,253	180	172	41	–	5,928	8	6,732	9

Resource	515	440	1,412	18	246	85	–	2,716	4	2,083	3

Light manufacturing	327	592	963	111	157	74	–	2,224	3	2,030	3

Other	277	315	–	–	–	–	115	707	1	797	1

Total commercial	26,076	13,911	11,675	2,941	6,943	1,721	3,049	66,316	93	66,607	93

Sovereign	1,393	604	–	–	–	–	2,795	4,792	7	5,318	7

Total	$27,469	$14,515	$11,675	$2,941	$6,943	$1,721	$5,844	$71,108	100	$71,925	100

(1)	Includes gross loans receivable, equity financing and gross investment in capital leases.

(2)	Includes $314 million of equity financing commitments, $87 million of letters of offer for loan guarantees and $2,547 million of loan guarantees.

(3)
Investments include amounts represented by cash and marketable securities. Exposure does not take into consideration any collateral or the effect of any master netting agreements with derivative counterparties.

(4)	Includes financial institution exposure.
82                DOING BUSINESS WHERE BUSINESS GETS DONE

Table 7: Impaired Loans

(in millions of Canadian dollars)	2010			2009
	Impaired	Non-accrued	Impaired	Impaired	Non-accrued	Impaired
	gross loans	capitalized	net loans	gross loans	capitalized	net loans
	receivable	interest	receivable	receivable	interest	receivable

Sovereign
Ivory Coast	130	130	–	138	138	–
Argentina	46	3	43	48	3	45
Democratic Republic of the Congo	46	46	–	46	46	–
Congo	–	–	–	22	22	–
Cuba	24	–	24	24	–	24
Ecuador	18	5	13	20	5	15
Other	27	17	10	33	18	15

Subtotal	291	201	90	331	232	99

Commercial
Aerospace	180	9	171	285	1	284
Financial institutions	87	1	86	106	–	106
Information and communication technology	86	8	78	50	7	43
Surface transportation	37	2	35	89	3	86
Light manufacturing	22	–	22	14	–	14
Other	7	1	6	49	2	47

Subtotal	419	21	398	593	13	580

Total impaired	$710	$222	$488	$924	$245	$679
Less: specific allowance			257			319

Impaired net loans receivable			$231			$360

Table 8: General Allowance for Losses on Loans, Loan Commitments and Guarantees

(in millions of Canadian dollars)	2010			2009
			General allowance			General allowance
			as a percentage			as a percentage
	Provision	General	of provisioning	Provision	General	of provisioning
Industry of risk	exposure*	allowance	exposure	exposure*	allowance	exposure

Commercial:
Aerospace	10,048	673	6.7	11,030	983	8.9
Infrastructure and environment	3,976	178	4.5	4,871	281	5.8
Extractive	9,260	174	1.9	8,176	206	2.5
Information and communication technology	3,899	159	4.1	4,988	240	4.8
Surface transportation	5,307	122	2.3	6,733	235	3.5
Other	1,698	93	5.5	1,487	153	10.3

Total commercial	34,188	1,399	4.1	37,285	2,098	5.6
Sovereign	1,458	166	11.4	1,618	212	13.1

Total	$35,646	$1,565	4.4	$38,903	$2,310	5.9

* Calculated using factored exposure
As noted on page 59 of the MD&A, the total allowance as a percentage of total exposure at the end of 2010 was 4.5% (2009 – 6.4%).
EDC ANNUAL REPORT 2010                83

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table 9: Equity Financing

	Equity	Undisbursed		2010		2009
(in millions of Canadian dollars)	financing	commitments		Exposure		Exposure

Gross exposure			$	%	$	%

Domestic market	136	174	310	49	280	50
Other advanced economies	49	20	69	11	72	13
Emerging markets	131	120	251	40	211	37

Total	$316	$314	$630	100	$563	100

Table 10: Claims – Size Concentration

(in millions of
Canadian dollars)	2010				2009
	$ of	Number	$ of	Number	$ of	Number	$ of	Number
	claims	of claims	claims	of claims	claims	of claims	claims	of claims
	paid	paid	recovered	recovered	paid	paid	recovered	recovered

$0–$100,000	18	1,428	6	610	23	2,072	5	585
$100,001–$1 million	27	101	10	38	60	225	9	32
Over $1 million	81	23	20	13	175	42	6	4

Total	$126	1,552	$36	661	$258	2,339	$20	621

84                DOING BUSINESS WHERE BUSINESS GETS DONE

2010 FINANCIAL REVIEW

CONSOLIDATED FINANCIAL STATEMENTS

86	FINANCIAL REPORTING RESPONSIBILITY

87	INDEPENDENT AUDITOR’S REPORT

88	CONSOLIDATED BALANCE SHEET

89	CONSOLIDATED STATEMENT OF INCOME

89	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

90	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

91	CONSOLIDATED STATEMENT OF CASH FLOWS

92	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	92	Note 1.	Corporate Mandate	116	Note 20.	Share Capital

	92	Note 2.	Summary of Significant	116	Note 21.	Capital Management

			Accounting Policies	117	Note 22.	Interest Rate Risk

	99	Note 3.	Marketable Securities	119	Note 23.	Foreign Currency Balances

	100	Note 4.	Loans Receivable	120	Note 24.	Fair Value of

	102	Note 5.	Impaired Loans Receivable			Financial Instruments

	103	Note 6.	Allowance for Losses on Loans,	123	Note 25.	Financial Instrument Risks

			Loan Commitments and Guarantees	125	Note 26.	Variable Interest Entities

	105	Note 7.	Equity Financing Designated as	125	Note 27.	Loan Revenue

			Held-For-Trading	125	Note 28.	Investment Revenue

	105	Note 8.	Capital Leases	126	Note 29.	Interest Expense

	106	Note 9.	Equipment Available for Lease	126	Note 30.	Leasing and Financing

	107	Note 10.	Recoverable Insurance Claims			Related Expenses

	107	Note 11.	Property, Plant and Equipment	126	Note 31.	Provision for (Reversal of)

	108	Note 12.	Intangible Assets			Credit Losses

	108	Note 13.	Debt Instruments	126	Note 32.	Claims-Related Expenses

	109	Note 14.	Derivative Financial Instruments	127	Note 33.	Other Expenses

	111	Note 15.	Debt Instrument Maturities	127	Note 34.	Employee Future Benefits

	112	Note 16.	Allowance for Claims on Insurance	130	Note 35.	Related Party Transactions

	112	Note 17.	Financing Commitments	131	Note 36.	Canada Account Transactions

	113	Note 18.	Contingent Liabilities	131	Note 37.	Reclassification of

	115	Note 19.	Reinsurance Agreements			Comparative Figures

EDC ANNUAL REPORT 2010                    85

FINANCIAL REPORTING RESPONSIBILITY

Ken Kember, Senior Vice-President and Chief Financial Officer
The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. It is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the allowance for losses on loans, loan commitments and guarantees, review for impairment of equipment available for lease and estimate of its useful life, the estimate for recoverable portion of claims paid, the allowance for claims on insurance, financial instruments measured at fair value, the determination of the primary beneficiary of variable interest entities and employee future benefits. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.
        In support of its responsibility, management maintains financial, management control and information systems and management practices to provide reasonable assurance that the financial information is reliable, that the assets are safeguarded and that the operations are carried out effectively. We have an internal audit department whose functions include reviewing internal controls and their application on an ongoing basis.
        The Board of Directors is responsible for the management of our business and activities. In particular, it is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control and exercises this responsibility through the Audit Committee of the Board, which is composed of Directors who are not employees of EDC. The Audit Committee meets with management, the internal auditors and the Auditor General of Canada on a regular basis.
        Contracts which, in our opinion, involve risks in excess of that which we would normally undertake, may be entered into under the authority of the Minister of International Trade and the Minister of Finance where the Minister of International Trade considers them to be in the national interest. Funds required for such contracts are paid to EDC by the Minister of Finance out of the Consolidated Revenue Fund, and funds recovered are remitted to the Consolidated Revenue Fund, net of amounts withheld to cover related administrative expenses. These transactions, which are known as Canada Account transactions, are shown in Note 36 to our consolidated financial statements, and the responsibility of the Board of Directors for these transactions is limited to the management of the administration thereof by EDC.
        The Auditor General of Canada conducts an independent audit, in accordance with Canadian generally accepted auditing standards, and expresses her opinion on the consolidated financial statements. Her report is presented on the following page.

Stephen Poloz	Ken Kember
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

March 1, 2011
86               DOING BUSINESS WHERE BUSINESS GETS DONE

INDEPENDENT AUDITOR’S REPORT
TO THE MINISTER OF INTERNATIONAL TRADE
REPORT ON THE CONSOLIDATED
FINANCIAL STATEMENTS
I have audited the accompanying consolidated financial statements of Export Development Canada and its subsidiary, which comprise the consolidated balance sheet as at 31 December 2010, and the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.
MANAGEMENT’S RESPONSIBILITY FOR THE
CONSOLIDATED FINANCIAL STATEMENTS
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
AUDITOR’S RESPONSIBILITY
My responsibility is to express an opinion on these consolidated financial statements based on my audit. I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
          An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal    control.   An    audit    also   includes   evaluating   the
appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

          I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.
OPINION
In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Export Development Canada and its subsidiary as at 31 December 2010, and the results of their operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.
REPORT ON OTHER LEGAL AND
REGULATORY REQUIREMENTS
As required by the Financial Administration Act, I report that, in my opinion, Canadian generally accepted accounting principles have been applied on a basis consistent with that of the preceding year.
          Further, in my opinion, the transactions of Export Development Canada and of its wholly owned subsidiary that have come to my notice during my audit of the consolidated financial statements have, in all significant respects, been in accordance with Part X of the Financial Administration Act and regulations, the Export Development Act and regulations, the by-laws of Export Development Canada and the charter and by-laws of its wholly owned subsidiary, and the directive issued pursuant to Section 89 of the Financial Administration Act.
Sheila Fraser, FCA
Auditor General of Canada
March 1, 2011
Ottawa, Canada

EDC ANNUAL REPORT 2010                    87

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

as at December 31
(in millions of Canadian dollars)	2010	2009

Assets
Cash and Investments
Cash	124	52
Marketable securities: (Note 3)
Held-for-trading	2,383	4,629
Available-for-sale	1,327	751

	3,834	5,432

Financing and Leasing Assets
Loans receivable (Notes 4 and 5)	26,415	26,267
Allowance for losses on loans (Note 6)	(1,566)	(1,948)
Equity financing designated as held-for-trading (Note 7)	316	196
Net investment in capital leases (Note 8)	99	113
Equipment available for lease (Note 9)	171	315
Accrued interest and fees	167	180

	25,602	25,123

Other
Recoverable insurance claims (Note 10)	92	93
Reinsurers’ share of allowance for claims (Note 16)	109	159
Derivative instruments (Note 14)	2,010	1,909
Property, plant and equipment (Note 11)	33	17
Intangible assets (Note 12)	42	41
Other assets	150	124

	2,436	2,343

Total Assets	$31,872	$32,898

Liabilities and Shareholder’s Equity
Loans Payable (Note 13)
Designated as held-for-trading	20,465	22,139
Other financial liabilities	2,020	2,296

	22,485	24,435

Other Liabilities and Deferred Revenue
Accounts payable and other credits	168	147
Deferred insurance premiums	71	73
Derivative instruments (Note 14)	200	222
Allowance for losses on loan commitments and guarantees (Note 6)	278	713
Allowance for claims on insurance (Note 16)	569	720

	1,286	1,875

Financing Commitments and Contingent Liabilities (Notes 17 and 18)
Shareholder’s Equity
Share capital (Note 20)	1,333	1,333
Retained earnings	6,848	5,317
Accumulated other comprehensive loss	(80)	(62)

	8,101	6,588

Total Liabilities and Shareholder’s Equity	$31,872	$32,898

The accompanying notes are an integral part of these consolidated financial statements.
Approved by the Board of Directors

John Rooney	Stephen Poloz

Director	Director

88	DOING BUSINESS WHERE BUSINESS GETS DONE

CONSOLIDATED STATEMENT OF INCOME

for the year ended December 31
(in millions of Canadian dollars)	2010	2009

Financing and investment revenue
Loan (Note 27)	1,006	1,321
Capital lease (Note 8)	8	9
Operating lease (Note 9)	32	32
Debt relief (Note 35)	25	49
Investment (Note 28)	48	41

	1,119	1,452

Interest expense (Note 29)	147	381
Leasing and financing related expenses (Note 30)	59	68

Net Financing and Investment Income	913	1,003
Loan Guarantee Fees	33	24
Insurance Premiums and Guarantee Fees (Note 19)	210	197
Other Expenses (Note 33)	(3)	(73)

	1,153	1,151

Provision for (Reversal of) Credit Losses (Note 31)	(658)	431
Claims-Related Expenses (Note 32)	1	216
Administrative Expenses	279	246

Net Income	$1,531	$258

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended December 31
(in millions of Canadian dollars)	2010	2009

Net Income	1,531	258

Other Comprehensive Loss
Net unrealized losses on available-for-sale marketable securities	(10)	(117)
Reclassification of gains on available-for-sale marketable securities to income	(8)	(1)

Other comprehensive loss	(18)	(118)

Comprehensive Income	$1,513	$140

The accompanying notes are an integral part of these consolidated financial statements.

EDC ANNUAL REPORT 2010	89

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF CHANGES
IN SHAREHOLDER’S EQUITY

for the year ended December 31
(in millions of Canadian dollars)	2010	2009

Share Capital (Note 20)	1,333	1,333

Retained Earnings
Balance beginning of year	5,317	5,077
Transitional adjustment on application of EIC-173	–	(18)
Net income	1,531	258

Balance end of year	6,848	5,317

Accumulated Other Comprehensive Income (Loss)
Balance beginning of year	(62)	56
Other comprehensive loss	(18)	(118)

Balance end of year	(80)	(62)

Retained earnings and accumulated other comprehensive loss	6,768	5,255

Total Shareholder’s Equity at End of Year	$8,101	$6,588

The accompanying notes are an integral part of these consolidated financial statements.

90	DOING BUSINESS WHERE BUSINESS GETS DONE

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31
(in millions of Canadian dollars)	2010	2009

Cash Flows from (used in) Operating Activities
Net income	1,531	258
Adjustments to determine net cash from (used in) operating activities
Provision for (reversal of) credit losses	(658)	431
Actuarial (decrease)/increase in the allowance for claims	(84)	34
Depreciation and amortization	53	51
Changes in operating assets and liabilities
Increase in accrued interest and fees receivable	(95)	(39)
Change in fair value of marketable securities	(24)	1
Change in fair value of loans payable	(205)	(166)
Change in derivative instruments receivable	(271)	(392)
Change in derivative instruments payable	665	520
Other	199	(280)

Net cash from operating activities	1,111	418

Cash Flows from (used in) Investing Activities
Loan disbursements	(10,095)	(10,555)
Loan repayments	8,537	10,463
Equity financing disbursements	(117)	(74)
Equity financing receipts	10	12
Capital lease repayments	9	9
Purchases of held-for-trading marketable securities	(43,384)	(71,847)
Sales/maturities of held-for-trading marketable securities	45,562	70,158
Purchases of available-for-sale marketable securities	(1,067)	(454)
Sales/maturities of available-for-sale marketable securities	465	73

Net cash used in investing activities	(80)	(2,215)

Cash Flows from (used in) Financing Activities
Issues of long-term loans payable – held-for-trading	4,822	7,053
Repayment of long-term loans payable – held-for-trading	(5,790)	(3,216)
Issue of long-term loans payable – other financial liabilities	–	1,142
Repayment of long-term loans payable – other financial liabilities	(163)	–
Issue of short-term loans payable – held-for-trading	12,821	8,002
Repayment of short-term loans payable – held-for-trading	(12,650)	(11,378)
Change in derivative instruments receivable	120	(19)
Change in derivative instruments payable	(111)	(257)
Issue of share capital	–	350

Net cash from (used in) financing activities	(951)	1,677

Effect of exchange rate changes on cash	(8)	(16)

Net increase (decrease) in cash	72	(136)

Cash
Beginning of year	52	188

End of year	$124	$52

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$150	$471

The accompanying notes are an integral part of these consolidated financial statements.

EDC ANNUAL REPORT 2010	91

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Corporate Mandate

Export Development Canada (the “Corporation” or “EDC”) was established on October 1, 1969 by the Export Development Act (the “Act”), a statute of the Parliament of Canada. The Budget Implementation Act, 2009 temporarily expanded EDC’s mandate, for a two-year period ending March 11, 2011, to include domestic powers. In response to EDC’s legislative review, the government’s 2010 Jobs and Economic Growth Act amended the Act, effective July 12, 2010, as follows: (1) to provide authority to establish offices outside Canada with the approval of the Minister for International Trade (the “Minister”) and the Minister of Foreign Affairs; (2) to provide clarification of EDC’s authority with respect to asset management to specifically include the management of portfolio risks; and (3) to clarify the powers under Section 23, of the Act (Canada Account transactions), to include the forgiveness of any debts and obligations. A further amendment decreasing the number of directors on EDC’s Board of Directors from 15 to 13 will come into effect at a date to be fixed by Order in Council. The Corporation is named in Part I of Schedule III to the Financial Administration Act (the “FA Act”) and is accountable for its affairs to Parliament through the Minister.
In September 2008, EDC, together with other federal Crown corporations, was given a directive (PC 2008-1598) pursuant to Section 89 of the FA Act, entitled Order giving a direction to parent Crown corporations involved in commercial lending to give due consideration to the personal integrity of those they lend to or provide benefits to, in accordance with the Federal Government’s policy to improve the accountability and integrity of federal institutions. The Corporation has, since, implemented the Directive and the President and Chief Executive Officer of EDC has notified the Minister in accordance with Subsection 89(6) of the FA Act.
We incorporated Exinvest Inc. as a wholly-owned subsidiary (the Subsidiary) under the Canada Business Corporations Act in 1995.
Our earnings and those of our Subsidiary are not subject to the requirements of the Income Tax Act.
We are subject to a limit imposed by the Act on our contingent liability arrangements. The Act specifies that the limit applies to the principal amount owing under all outstanding arrangements which have the effect of providing, to any person, any insurance, reinsurance, indemnity or guarantee. This limit shall at no time exceed the greater of an amount equal to 10 times our authorized capital, and $45.0 billion which amount may be varied in an Appropriation Act. At the end of December 2010, the amount of these contingent liabilities was $25.8 billion (2009 – $26.0 billion).
We are for all purposes an agent of Her Majesty in right of Canada. As a result, all obligations under debt instruments we issue are obligations of Canada. The Act allows us to borrow and have outstanding borrowings up to a maximum of 15 times the aggregate of (a) our current paid-in capital and (b) our retained earnings determined in accordance with the previous year’s audited financial statements. The maximum applicable to December 31, 2010 is $99.8 billion (2009 – $96.2 billion), against which borrowings amounted to $22.5 billion (2009 – $24.4 billion).
Note 2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION
Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these consolidated financial statements are summarized on the following pages and conform in all material respects to Canadian GAAP.
BASIS OF CONSOLIDATION
Our consolidated financial statements include the assets, liabilities, results of operations and cash flows of our wholly-owned subsidiary and variable interest entities (VIEs) for which we are determined to be the primary beneficiary, as described in Note 26. Intercompany transactions and balances have been eliminated.

92	DOING BUSINESS WHERE BUSINESS GETS DONE

USE OF ESTIMATES AND ASSUMPTIONS
To prepare our financial statements in accordance with Canadian GAAP, it is necessary for management to make assumptions and estimates based on information available as at the date of the financial statements. Areas where management has made significant estimates and assumptions include the allowance for losses on loans, loan commitments and guarantees (Note 6), review for impairment of equipment available for lease and estimate of its useful life (Note 9), the estimate for recoverable portion of claims paid (Note 10), the allowance for claims on insurance (Note 16), financial instruments measured at fair value (Note 24), the determination of the primary beneficiary of variable interest entities (Note 26), and employee future benefits (Note 34).
Management determines the allowances using various assumptions, based on its assessment of the impact of recent events and changes in economic conditions and trends. These assumptions include probability of default, loss severity in the event of default and various formulas based on credit quality of counterparties. The allowance estimates are reviewed periodically during the course of the year as required and in detail as at the date of the financial statements. Actual losses on loans and liabilities for contingencies incurred may vary significantly from management’s estimates. The uncertainty in the estimation process arises, in part, from the use of historical data to identify and quantify credit deterioration. While historical data may be the most reliable basis available to calculate these amounts, economic events may occur in the near term that render previous assumptions invalid and cause a material change to management’s estimates.
Fair values of our financial instruments are determined, where available, using quoted prices in active markets for identical assets or liabilities. Where these are not available, we use various valuation techniques. These techniques involve the use of market based assumptions and other estimates to determine an instrument’s fair value. The valuation processes use market assumptions available at a point in time, however the amounts paid or received on an actual transaction may differ significantly from these estimates, the impact of which would be recorded in future periods. See Note 24 for further detail on the valuation techniques utilized.
MARKETABLE SECURITIES
We hold marketable securities for liquidity purposes. The size and nature of our marketable securities portfolio is governed by Board approved policies. Our marketable securities are held with creditworthy counterparties that must have a minimum credit rating from an external credit rating agency of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions greater than three years.
Marketable securities are divided into two portfolios, the available-for-sale portfolio and the held-for-trading portfolio, to reflect management’s intent with respect to these securities. We measure the performance of both portfolios on a fair value basis and compare to an appropriate benchmark. Purchases and sales of these investments are recorded on the trade date and the transaction costs are expensed as incurred.
Debt securities which we have purchased principally for the purpose of selling in the near-term are classified as held-for-trading and accounted for at fair value. Realized and unrealized gains and losses on the short-term securities are included in investment revenue while gains and losses on the long-term securities are included in other expenses. Interest revenue is recorded in investment revenue.
Debt securities which we have purchased without the intention of selling in the near-term, but may be sold in response to changes in liquidity needs, interest rates, credit risk or to rebalance the portfolio to better match its benchmark index are classified as available-for-sale and accounted for at fair value. Interest income is calculated using the effective interest method and is recorded in investment revenue. Unrealized gains and losses due to the change in value of available-for-sale securities are recorded in other comprehensive loss and realized gains or losses are recorded in other expenses. In the case of a significant and other than temporary decline in the fair value of an available-for-sale security, the cumulative loss that had been recorded in other comprehensive loss is removed from accumulated other comprehensive loss and recorded in other expenses even though the financial instrument has not been derecognized.
LOANS RECEIVABLE
Loans receivable are recorded at fair value upon initial recognition and are subsequently carried at amortized cost using the effective interest method. The effective interest method uses the rate inherent in a financial instrument that discounts the estimated future cash flows over the expected life of the financial instrument so as to recognize interest on a constant yield basis. Loans receivable are stated net of non-accrued capitalized interest and deferred loan revenue. Loan revenue is recorded on an accrual basis except for impaired loans as further described on the following page. While it is generally our intention to hold performing loan assets until maturity, in some cases the loans are sold prior to maturity for risk mitigation purposes. Gains and losses on the sale of performing loans and gains on the sale of impaired loans are included in other expenses. Losses on sales of impaired loans are reported in the provision for credit losses.

EDC ANNUAL REPORT 2010	93

CONSOLIDATED FINANCIAL STATEMENTS
NON-ACCRUED CAPITALIZED INTEREST
Non-accrued capitalized interest represents interest and fees that have been capitalized as principal through the rescheduling or restructuring of an impaired loan. In addition, interest payments received on loans classified as impaired are also recorded as non-accrued capitalized interest.
IMPAIRED LOANS
Loans are classified as impaired when, in the opinion of management, either of the following criteria are met:
▶	there has been a deterioration in credit quality to the extent that there is no longer reasonable assurance of the timely collection of the full amount of principal and interest; or

▶	for commercial loans, when there are payments contractually past due of 90 days or more, unless the loan is fully secured or collection efforts are reasonably expected to result in repayment of debt.
When a loan is classified as impaired, the accrual of interest ceases, and any previously accrued but unpaid interest is reversed against loan revenue. Any payments received on a loan that has been classified as impaired are credited to the carrying value of the loan including interest payments which are recorded as non-accrued capitalized interest.
No portion of cash received on a loan subsequent to its classification as impaired is recorded as loan revenue until such time as the loan is restored to performing status or the carrying value of the loan is determined to be unreasonably low compared to its net realizable value which is calculated using the estimated discounted future cash flows. Cash received on an impaired loan with a carrying value of zero is recorded as income. When either of these specific criteria for revenue recognition on impaired loans is met, the income is recorded in impaired revenue and is part of total loan revenue.
Loans are restored to performing status when it is determined that there is reasonable assurance of full and timely collection of principal and interest. Rescheduled loans are considered performing unless they meet the criteria of impaired loans. When we restore an impaired loan to an accrual basis, any non-accrued capitalized interest as a result of cash payments received is recognized in income immediately and any remaining non-accrued capitalized interest is recognized over the remaining term of the loan using the effective interest method.
ALLOWANCE FOR LOSSES ON LOANS, LOAN COMMITMENTS AND GUARANTEES
The allowance for losses on loans, loan commitments and guarantees represents management’s best estimate of incurred credit losses. The allowance is based on a review of all loans, loan guarantees and commitments that have been individually or collectively assessed for impairment and includes both general and specific allowances.
Loans are written off when all collection methods have been exhausted and no further prospect of recovery is likely. Write-offs on impaired loans are charged against the specific allowance.
The general allowances for performing loans and specific allowances for impaired loans are shown as a reduction to financing and leasing assets on the balance sheet. General and specific allowances for loan commitments and guarantees are shown as a liability on the balance sheet.
GENERAL ALLOWANCE
In 2010 we conducted a review of certain aspects of our loan allowance calculation, which resulted in modifications to the methodology. The change in methodology represents a change in estimate of the amount of losses on loans, loan commitments and guarantees. Prior periods have not been restated.
The key change to our allowance methodology was a refinement to our assumptions as they pertain to the treatment of loan and guarantee commitments. A more granular analysis surrounding the stages of a loan or guarantee commitment was done to assess the existence of incurred losses at each stage. As a result, early stage commitments (including letters of offer) were removed from the calculation and the loss emergence period for the remaining stages was reduced.
Performing loans, loan guarantees and commitments are assessed collectively for impairment. The assessment is based on events that have occurred as of the reporting date and include factors such as business cycle trends and the fair value of collateral. A general allowance is established for losses which we estimate to have occurred, but have not yet been individually identified within our portfolio. It is comprised of the base allowance, calculated using counterparty credit ratings, factored exposure, loss severity and probability of default factors; and a concentration overlay. The general allowance may also include market overlays.

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For the base allowance we group our commercial performing loans, loan commitments and guarantees by industry of risk and then by secured and unsecured exposures. Sovereign exposures are classified into one portfolio. We assign credit ratings to our commercial and sovereign obligors using a system of fifteen credit ratings (AA to Watchlist) which are consistent with ratings used by our credit risk management policies. For secured portfolios, the exposure for each obligor is reduced by the fair value of collateral adjusted for estimated repossession costs. Based on these exposures we determine the appropriate base allowance. Loss severity is determined based on historical loan loss rates and by management estimates for each of our exposure categories and default rates are based on a weighted average of Moody’s and Standard & Poor’s default tables.
We have a number of significant single name counterparty concentrations. A counterparty concentration allowance is established for counterparties whose exposure is deemed by management to represent an increased amount of risk due to significance of the exposure. This allowance is applied to counterparties whose exposure exceeds 10% of our shareholder’s equity determined in accordance with the previous year’s audited financial statements.
We determine the general allowance using various assumptions based upon current counterparty credit ratings. We also assess the extent to which these ratings do not reflect recent economic events that may result in credit deterioration. In these cases we will estimate the potential impact on our allowances and apply market overlays to specific industries or other exposure categories that we deem appropriate.
SPECIFIC ALLOWANCES
Specific allowances are established on an individual loan basis to recognize impairment losses. If there is objective evidence that an impairment loss has occurred on an individual loan, the principal portion of the carrying amount of the loan is reduced through the use of a specific allowance. The specific allowance is the difference between the carrying value of the loan and the present value of the estimated future cash flows discounted at the loan’s original effective interest rate. The calculation of the estimated future cash flows takes into account the fair value of any collateral held on secured loans. The amount of initial impairment and any subsequent changes due to the re-evaluation of estimated future cash flows are recognized in the income statement as part of the provision for credit losses.
EQUITY FINANCING
Equity financing investments are comprised of direct investments that we have made in private and public companies and investments in private equity funds. They are designated as held-for-trading financial instruments and are measured at fair value. The fair values of these investments are reliably determinable. Realized and unrealized gains or losses are recorded in other expenses and transaction costs are expensed as incurred. Purchases and sales of these investments are recorded on a trade-date basis.
FORECLOSED ASSETS
Assets that are returned to us1 because of default under loan agreements are classified as held-for-use or held-for-sale according to management’s intention. Those classified as held-for-use are initially recorded at fair value and included in equipment available for lease or reclassified as capital leases. Those classified as held-for-sale are initially recorded at fair value less costs to sell and included in other assets. Any initial write-downs are reported in the provision for credit losses and any gains are recorded in other expenses. We generally determine fair value based on market prices obtained from an independent appraiser along with current market data and other information available to us.
EQUIPMENT AVAILABLE FOR LEASE
Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. While we do not in the ordinary course of business act as a lessor, from time to time we may engage in leasing activities for asset management purposes to maximize recoveries on returned aircraft and minimize potential losses.
Returned aircraft are initially recorded at fair value and then subsequently recorded net of any impairment losses. Depreciation is calculated on a straight-line basis over the remaining useful life of the aircraft after consideration of any residual value. The maximum remaining useful life is seven years. Depreciation as well as insurance and other costs related to the equipment available for lease are included in leasing and financing related expenses. Lease set-up costs are recorded in other assets and are deferred and amortized over a period equalling the term of the specific lease. Operating lease revenue is recognized on a straight-line basis over the terms of the underlying leases.

[1]	All aircraft returned to us for which the equity interest in the leveraged lease structure has been foreclosed have been registered with a number of trusts, of which we are the sole beneficiary.

EDC ANNUAL REPORT 2010	95

CONSOLIDATED FINANCIAL STATEMENTS
A review for impairment of equipment available for lease is performed semi-annually or when events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount is not recoverable when it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the aircraft. Current lease rentals, as well as market information on projected future rentals and fair values, form the basis of this calculation. An impairment loss is recognized when the carrying amount of the asset is not recoverable and exceeds the fair value of the asset. We determine fair value by considering market data and other information available to us. The amount of the impairment loss is calculated as the difference between the carrying amount of the asset and its fair value and is included in other expenses.
CAPITAL LEASES
Capital leases relate to aircraft that were returned to us due to default under the related obligor’s loan agreements and were subsequently placed back with the obligor under long-term, direct-financing leases. Direct-financing leases are recorded on the balance sheet at the aggregate future minimum lease payments plus estimated residual values less unearned finance income. Residual values are based on independent appraisals and are reviewed periodically. An allowance for impairment is calculated consistent with the methodology used for our secured loan portfolio which is described on the previous page.
Capital lease revenue is recognized in a manner that produces a constant rate of return on the investment in the lease.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets or the term of the relevant lease. The estimated useful lives and depreciation methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of depreciation is five years for furniture and equipment and three years for computer hardware. Leasehold improvements are depreciated over the shorter of the term of the respective lease or the useful economic life of the leasehold improvement. Depreciation is recorded in administrative expenses.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognized in other expenses.
INTANGIBLE ASSETS
Intangible assets represent internally generated software and computer software. They are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is charged on a straight-line basis over the estimated useful lives of the intangible assets. The estimated useful lives and amortization methods are reviewed at the end of each year, with the effect of any changes in estimate being accounted for on a prospective basis. The useful life used in the calculation of amortization for internally developed software and computer software is five years. Amortization is recorded in administrative expenses.
INSURANCE PREMIUMS
Premiums for credit insurance are recognized in income when underlying sales are declared by the policyholders. Premiums on other insurance policies are deferred and recognized in income over the term of the policy on a straight-line basis.
RECOVERABLE INSURANCE CLAIMS
Recoverable insurance claims represent the portion of insurance claims paid that are expected to be recovered. Recoverable insurance claims are reviewed and adjusted on a monthly basis with any subsequent net gains or losses on recovery credited or charged to claims-related expenses.
ALLOWANCE FOR CLAIMS ON INSURANCE
The allowance for claims on insurance represents our estimate of future claims under the terms and conditions of our insurance policies. Included in the allowance are amounts for reported claims, incurred but not reported claims, and management’s best estimate of the net present value of net future claims under existing policies. The allowance is based on an actuarial valuation of the insurance policy and claim liabilities. The actuarial valuation uses simulation techniques and is based on assumptions (severity of loss, loss development, frequency of claim, and discount rates used) relevant to the insurance programs which are derived from our own experience. The valuation process conforms to the recommendations of the Canadian Institute of Actuaries. Any adjustments are reflected in claims-related expenses in the period in which they become known. Future developments may result in claims which are materially different than the allowance provided.

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REINSURANCE
In the ordinary course of business, we assume and cede reinsurance with other insurance companies. We cede reinsurance to mitigate our risk. The ceding arrangements provide greater diversification of the business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve us of our obligations to the insured but they do provide for the recovery of claims arising from the liabilities ceded. We also assume reinsurance and thereby take on risk. Reinsurance premiums, unearned premiums ceded to reinsurers and recoveries and estimates of recoveries on claims are recorded in the same manner as if the reinsurance were considered direct business. Amounts recoverable from the reinsurers are estimated in a manner consistent with the claims liability associated with the reinsured policy.
DEFERRED REVENUE
Deferred loan revenue, which consists of exposure, administration, and other upfront loan fees, is included in loans receivable and amortized as a yield increment over the term of the related loan. Guarantee fee revenue and certain insurance premium revenue are recognized as deferred revenue and are amortized over the term of the related guarantee or insurance policy.
DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments (derivatives) are financial contracts that derive their value from underlying changes in interest rates, foreign exchange rates, equities, credit spreads or other financial measures. Derivatives that we currently use include interest rate swaps, cross currency interest rate swaps, foreign exchange swaps, foreign exchange forwards, non-deliverable forwards, non-deliverable foreign exchange swaps and credit derivatives.
We use derivatives to manage interest rate risk, foreign exchange risk, and credit risk. These derivatives are only contracted with creditworthy counterparties in accordance with policies established in the Risk Management Office and approved by our Board of Directors.
We do not apply hedge accounting to our derivatives. Derivatives are accounted for at fair value and are recognized on the balance sheet upon the trade date and are removed from the balance sheet when they expire or are terminated. Derivatives with a positive fair value are reported as derivative instruments within assets, while derivatives with a negative fair value are reported as derivative instruments within liabilities. Realized and unrealized gains or losses due to a change in fair value of derivatives associated with long-term loans payable are recorded in other expenses, while the gains and losses on derivatives associated with our marketable securities and our short-term debt are recorded in investment revenue or interest expense as appropriate. Realized and unrealized gains and losses due to changes in fair value of credit default swaps are included in other expenses.
We also hold a portfolio of derivatives which we use to manage the foreign exchange risk associated with our operations being largely denominated in U.S. dollars. All income and expenses associated with this portfolio are included in interest expense, while realized and unrealized gains and losses are recorded in other expenses.
Long-term currency swaps are considered part of the financing cash flows on the consolidated statement of cash flows because these swaps are used to manage our funding. We often issue debt in currencies which offer a more advantageous cost. We then use currency swaps to bring those funds into the currency required to disburse on our loans. All other swaps are included in operating cash flows as they are used to alter the interest rate risk profile of the portfolio.
LOANS PAYABLE
We have designated the majority of our debt, including the structured debt, as held-for-trading and account for this debt at fair value in order to obtain the same accounting treatment as the related derivatives. In general, these derivatives are transacted to manage interest and foreign exchange rate risk on the related debt. Coupon interest and any changes in fair value on our commercial paper are recorded in interest expense. For our long-term debt, contractual interest is recorded on an accrual basis in interest expense and realized and unrealized gains and losses are recorded in other expenses.
Our fixed rate bonds which do not have derivatives associated with them are classified as other financial liabilities and are carried at amortized cost using the effective interest rate method with interest recorded in interest expense.
Transaction costs related to our loans payable are expensed as incurred.

EDC ANNUAL REPORT 2010	97

CONSOLIDATED FINANCIAL STATEMENTS
ACCOUNTS PAYABLE
Accounts payable and other credits are classified as other financial liabilities and are carried at amortized cost.
TRANSLATION OF FOREIGN CURRENCY
All monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the end of the year. Income and expenses are translated at either daily or monthly average exchange rates in effect during the year. Exchange gains and losses resulting from the translation of foreign currency balances and transactions are included in other income (expenses) except for unrealized foreign exchange gains and losses on available-for-sale financial instruments which are recorded in other comprehensive loss.
EMPLOYEE FUTURE BENEFITS
We maintain defined benefit pension plans and other post-retirement benefit plans including a retiring allowance plan and life insurance, health and dental care benefits.
The accrued benefit obligations are actuarially determined using the projected benefit method prorated on service (which incorporates management’s best estimate of future salary levels, retirement ages of employees and other actuarial factors).
Pension fund assets are valued at fair value for the purpose of calculating the expected return on plan assets.
The defined benefit expense (included in administrative expenses) consists of the actuarially determined retirement benefits for the current year’s service, imputed interest on projected benefit obligations net of interest earned on any plan assets and the amortization of actuarial gains or losses and other items over the average remaining service period of active employees expected to receive benefits under the plans.
Actuarial gains or losses arise from the difference between actual long-term rate of return and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. They are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plans only if the net actuarial gain or loss at the beginning of the year is in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets. Amounts below the 10% threshold are not recognized in income.
The cumulative difference between the defined benefits pension plans’ costs and funding contributions is included in other assets or accounts payable and other credits as applicable.
The adoption in fiscal 2000 of the Canadian Institute of Chartered Accountants’ (CICA) new standard for recording employee future benefits resulted in a transitional obligation with respect to the non-pension post-retirement benefit plans. The transitional obligations with respect to the retiring allowance plan and the other post-retirement benefit plans are being amortized on a straight-line basis into income over 14 and 20 years.
FUTURE ACCOUNTING CHANGES
Effective January 1, 2011, the CICA adopted International Financial Reporting Standards (IFRS) as Canadian GAAP for publicly accountable enterprises. We have completed our in-depth assessment of the accounting standards relevant to EDC. Each assessment included an analysis of the impact of the accounting policy changes and new disclosures on our internal systems, processes and procedures. Throughout 2010, we captured the necessary data to produce IFRS compliant statements to ensure that comparative figures are available for our 2011 financial statements.
Based on the standards effective for our conversion, the required changes to our accounting policies will not have a significant impact on our financial results. There will be changes to our financial statement presentation and expanded financial statement note disclosure.

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Note 3. Marketable Securities

We maintain liquidity sufficient to meet general operating requirements, to maintain stability in our short-term borrowing program and to provide flexibility in achieving corporate objectives. In order to meet these varied needs, marketable securities are held in either the available-for-sale or held-for-trading portfolio.

(in millions of
Canadian dollars)	2010			2009
Issued or guaranteed by:	Held-for-trading	Available-for-sale	Total	Held-for-trading	Available-for-sale	Total

U.S. government	1,312	1,023	2,335	247	489	736
Financial institutions	779	–	779	1,834	–	1,834
Other government	78	234	312	80	136	216
Canadian government*	78	70	148	2,145	90	2,235
Corporate	136	–	136	323	36	359

Total marketable securities	$2,383	$1,327	$3,710	$4,629	$751	$5,380

*Canadian government includes federal, provincial, and municipal governments and Crown corporations.
Available-for-sale marketable securities include $50 million (2009 – $45 million) of securities held by our subsidiary Exinvest Inc.
The following table provides a breakdown of our marketable securities by remaining term to maturity.

(in millions of
Canadian dollars)	2010				2009
	Remaining term to maturity				Remaining term to maturity
	Under	1 to 3	Over 3		Under	1 to 3	Over 3
	1 year	years	years	Total	1 year	years	years	Total

Held-for-trading securities
Short-term instruments	1,743	–	–	1,743	4,246	–	–	4,246
Long-term fixed rate securities	9	265	366	640	116	127	140	383

Total held-for-trading	1,752	265	366	2,383	4,362	127	140	4,629

Available-for-sale securities
Long-term fixed rate securities	8	537	732	1,277	30	292	384	706
Long-term floating rate securities	50	–	–	50	45	–	–	45

Total available-for-sale	58	537	732	1,327	75	292	384	751

Total marketable securities before derivatives	1,810	802	1,098	3,710	4,437	419	524	5,380
Derivative instruments	–	–	–	–	(25)	–	–	(25)

Total marketable securities including derivatives	$1,810	$802	$1,098	$3,710	$4,412	$419	$524	$5,355

EDC ANNUAL REPORT 2010	99

CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Loans Receivable

The following table presents the various components of loans receivable and the contractual maturity and related contractual effective yields for gross loans receivable. The yields are computed on a weighted average basis by amount and term. Floating rate yields are expressed as spreads over base rates which consist mainly of LIBOR for U.S. dollars and Prime for Canadian dollars.

(in millions of
Canadian dollars)	2010					2009
				Yield to					Yield to
	Floating	Spread	Fixed	maturity	Total	Floating	Spread	Fixed	maturity	Total
	$	%	$	%	$	$	%	$	%	$

Performing:
Past due	17	4.39	1	7.57	18	12	3.92	3	7.64	15
2010	–	–	–	–	–	3,384	2.07	887	5.62	4,271
2011	3,278	2.12	956	5.51	4,234	3,197	2.29	891	5.78	4,088
2012	2,803	2.40	986	5.63	3,789	2,837	2.39	901	5.77	3,738
2013	2,636	2.06	965	5.62	3,601	2,303	1.85	869	5.74	3,172
2014	2,114	2.02	919	5.67	3,033	1,650	2.26	828	5.81	2,478
2015	1,861	2.04	783	5.79	2,644	905	2.08	688	5.96	1,593
2016–2020	3,499	2.17	2,914	5.61	6,413	2,068	1.99	2,523	5.84	4,591
2021 and beyond	1,783	1.54	799	5.09	2,582	1,114	1.18	839	5.36	1,953

Performing gross loans receivable	17,991	1.96	8,323	5.51	26,314	17,470	1.89	8,429	5.72	25,899
Impaired (Note 5)	634	1.08	76	5.55	710	731	1.10	193	6.24	924

Gross loans receivable	$18,625		$8,399		$27,024	$18,201		$8,622		$26,823
Non-accrued capitalized interest on:
Impaired loans (Note 5)					(222)					(245)
Performing loans*					(33)					(43)
Deferred loan revenue and other credits					(354)					(268)

Loans receivable					$26,415					$26,267

* Represents the unamortized balance that accrued while the loan was impaired.
At the end of December 2010, the floating rate performing gross loans receivable yield was 2.82% (2009 – 2.75%) with an average term to reset of 98 days (2009 – 80 days).
Sovereign loans represent 4% (2009 – 4%) of total performing gross loans receivable.

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We have country risk concentrations as outlined below.

(in millions of
Canadian dollars)	2010		2009
	Performing		Performing
	gross loans		gross loans
Country	receivable	%	receivable	%

United States	9,724	37	10,821	42
Canada	2,735	10	2,994	12
Mexico	1,557	6	1,339	5
India	1,468	6	1,236	5
Chile	1,010	4	921	4
Other	9,820	37	8,588	32

Total	$26,314	100	$25,899	100

We have single counterparty performing gross loans receivable totalling $3,406 million with two airlines (2009 – $3,739 million with two airlines), $746 million (2009 – $785 million) with a telecom and media entity and $796 million (2009 – nil) with an oil and gas entity. The airline and telecom entities are located in the United States and the oil and gas entity is located in Mexico.
We sold $104 million in loans to various counterparties in 2010 (2009 – $62 million). This amount includes six performing loans totalling $58 million (2009 – nil). The performing loans were sold without recourse and the sales resulted in a loss of $9 million.
The breakdown of our gross loans receivable by credit grade is as follows:

(in millions of
Canadian dollars)	2010		2009
	$	% of total	$	% of total

Investment grade*	10,777	40	11,242	42
Below investment grade	15,537	57	14,657	55
Impaired	710	3	924	3

Total gross loans receivable	$27,024	100	$26,823	100

*Investment grade exposure is defined by those obligors with credit ratings of BBB- and above
A loan payment is considered past due when the obligor has failed to make the payment by the contractual due date. The breakdown of our gross loans receivable that are past due but not impaired is as follows:

(in millions of
Canadian dollars)	2010				2009
	Less than	30 to 180	Greater than		Less than	30 to 180	Greater than
	30 days	days	180 days	Total	30 days	days	180 days	Total

Total past due but not impaired*	$17	$1	–	$18	$14	–	$1	$15

*100% commercial loans
Where feasible, we seek to restructure loans which are in default. This may involve renegotiation of the terms of the loan which could include extending payment terms and amending interest rates. Once the new terms have been negotiated and all conditions have been met, the loan is no longer considered to be in default. We continually review these loans to ensure all conditions are being met. These loans continue to be subject to an individual or collective impairment assessment.
Loans renegotiated during 2010 which would otherwise be impaired or past due totalled $325 million (2009 – $758 million).

EDC ANNUAL REPORT 2010	101

CONSOLIDATED FINANCIAL STATEMENTS
The following reflects the movement of non-accrued capitalized interest during the year:

(in millions of Canadian dollars)	2010	2009

Balance at beginning of year	288	375
Capitalized during the year	3	51
Impaired interest and fees received	29	21
Debt relief	(25)	(49)
Revaluation of sovereign impaired loans	(1)	(44)
Impaired interest and fees recognized	(14)	(15)
Amortization	(5)	(6)
Write-off	(8)	(7)
Foreign exchange translation	(12)	(38)

Balance at end of year	$255	$288

Note 5. Impaired Loans Receivable

The following table shows the amount of impaired gross loans receivable, net of non-accrued capitalized interest and the specific allowance, which represents impaired net loans receivable.

(in millions of Canadian dollars)	2010	2009

Impaired gross loans receivable
Sovereign	291	331
Commercial	419	593

	710	924
Less: Non-accrued capitalized interest	222	245
Specific allowance	257	319

Impaired net loans receivable	$231	$360

The following reflects the movement in impaired gross loans receivable during the year:

(in millions of Canadian dollars)	2010	2009

Balance at beginning of year	924	883
Loans classified as impaired	106	549
Additional disbursements	20	55
Capitalized interest	3	51
Loans reinstated to performing	(30)	(281)
Principal restructured into shares	(3)	–
Loans written off	(66)	(58)
Principal repayments	(128)	(51)
Principal recoveries from loan sales	(24)	(46)
Value of repossessed assets	(40)	(12)
Write-offs as a result of loan foreclosures	–	(14)
Receipts from the Government of Canada for sovereign debt relief	(25)	(49)
Foreign exchange translation	(27)	(103)

Balance at end of year	$710	$924

102	DOING BUSINESS WHERE BUSINESS GETS DONE

During the year, impaired loans to 26 commercial borrowers totalling $66 million (2009 – $58 million) were written off. These loans were written off after all collection methods had been exhausted and no further prospect of recovery was likely. For the five years ended December 2010, cumulative write-offs of impaired loans totalled $156 million.
During 2010, payments of principal and interest from borrowers, as well as proceeds from sales of impaired loans were $181 million (2009 – $118 million). These amounts were applied against the carrying value of the impaired loans and did not affect interest income.
We sold $46 million in impaired loans to various counterparties in 2010 (2009 – $62 million). We recovered $24 million and the remaining $22 million was written off against the specific allowance for impaired loans.
We employ a range of policies to mitigate credit risk on our commercial loans which includes obtaining certain forms of security interest. The principal types of security interest are mortgages on equipment (mainly aircraft and rolling stock) and real estate, assignments or pledges on various business assets such as equity shares, trade receivables and bank accounts. Other principal forms of credit enhancement include guarantees from counterparties with higher credit ratings who may be related to the borrower, such as a parent company.
In connection with our impaired loans we currently hold collateral consisting of aircraft valued at $112 million.
Assets valued at $40 million (2009 – $12 million), representing 13 aircraft held as collateral on loans totalling $49 million (2009 – $26 million) were repossessed during 2010, of which seven aircraft valued at $32 million were classified as available for lease at the time of foreclosure (see Note 9) and six valued at $8 million were immediately recorded as held-for-sale. Further principal recoveries are not likely to occur on these loans. As such, we recorded a specific provision equal to the remaining balance of the loans.
Note 6. Allowance for Losses on Loans, Loan Commitments and Guarantees

The composition of the allowance for losses on loans, loan commitments and guarantees is as follows:

(in millions of Canadian dollars)	2010	2009

Base allowance
Investment grade exposure	102	152
Non-investment grade exposure	1,313	1,898

Total base allowance	1,415	2,050

Counterparty concentration
Investment grade exposure	3	2
Non-investment grade exposure	147	190

Total counterparty concentration	150	192

Market overlays
Commercial unsecured portfolio	–	51
Other	–	17

Total market overlays	–	68

Total general allowance*	1,565	2,310
Specific allowance for call of indemnity
with subsidiary	–	18
Specific allowance for impaired loans, loan commitments and guarantees	279	333

Total allowance for losses on loans, loan commitments and guarantees	$1,844	$2,661

* Includes allowance on capital leases of $27 million (2009 – $30 million)
The review of our methodology used in calculating the allowance for losses on loans, loan commitments and guarantees, as discussed in Note 2, resulted in a $312 million reduction in the allowance.

EDC ANNUAL REPORT 2010	103

CONSOLIDATED FINANCIAL STATEMENTS
The following table provides a breakdown of our allowance for losses on loans, loan commitments and guarantees by commercial and sovereign risk:

(in millions of Canadian dollars)	2010			2009
	General	Specific	Total	General	Specific	Total

Commercial	1,399	250	1,649	2,098	318	2,416
Sovereign	166	29	195	212	33	245

Total allowance	$1,565	$279	$1,844	$2,310	$351	$2,661

The allowance for losses on loans, loan commitments and guarantees is as follows:

(in millions of Canadian dollars)	2010	2009

Allowance for losses on loans	1,566	1,948
Allowance for losses on loan commitments	93	453
Allowance for losses on loan guarantees	185	260

Total	$1,844	$2,661

During the year, changes to the allowance for losses on loans, loan commitments and guarantees were as follows:

(in millions of Canadian dollars)	2010			2009
	General	Specific	Total	General	Specific	Total

Balance at beginning of year	2,310	351	2,661	2,562	173	2,735
Provision for (reversal of) losses on loans, loan commitments and guarantees	(641)	(17)	(658)	135	296	431
Write-offs*	–	(59)	(59)	–	(65)	(65)
Recovery of amounts written off in prior years	–	14	14	–	12	12
Foreign exchange translation	(104)	(10)	(114)	(387)	(65)	(452)

Total	$1,565	$279	$1,844	$2,310	$351	$2,661

* Includes write-offs as a result of foreclosures
The reversal of specific provision for 2010 of $17 million (2009 – provision of $296 million) includes:
▶
reversals of $175 million (2009 – $2 million) due to changes in the estimated future cash flows or recoveries from existing impaired obligors and the return of impaired obligors to performing status, and `

▶	a charge of $158 million (2009 – $298 million) as a result of new impairments and increases to allowances on existing impaired obligors.

104	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 7. Equity Financing Designated as Held-For-Trading

The equity financing portfolio is carried at fair value and is comprised of the following:

(in millions of Canadian dollars)	2010		2009
	Cost	Fair value	Cost	Fair value

Direct investments
Loans and debt securities	6	1	10	5
Equity interests	37	38	43	19

	43	39	53	24
Fund investments	285	277	192	172

Total equity financing	$328	$316	$245	$196

There was a net unrealized gain of $39 million resulting from the change in fair value of our equity financing portfolio in 2010 (2009 – $8 million unrealized gain). We also recorded a realized loss of $15 million (2009 – $8 million) resulting from the sale and write-off of five (2009 – two) of our direct investments.
Note 8. Capital Leases

The net investment in capital leases includes the following:

(in millions of Canadian dollars)	2010	2009

Total minimum lease payments receivable:
2010	–	17
2011	16	17
2012	16	17
2013	16	17
2014	16	17
2015	16	17
2016 and beyond	15	15

	95	117
Estimated residual values of leased aircraft	34	35

Gross investment in capital leases	129	152
Unearned income	(30)	(39)

Net investment in capital leases	$99	$113

Capital lease revenue for the year was $8 million (2009 – $9 million). At the end of December 2010, 13 aircraft were subject to capital leases with one airline, consistent with 2009. The remaining lease terms range from 64 to 83 months. Included within the allowance for losses on loans is $27 million (2009 – $30 million) for impairment losses related to capital leases.

EDC ANNUAL REPORT 2010	105

CONSOLIDATED FINANCIAL STATEMENTS
Note 9. Equipment Available for Lease

Equipment available for lease consists of aircraft that were returned to us because of default under the related obligors’ loan agreements. The aircraft were initially recognized at fair value and are carried net of impairment losses.

(in millions of Canadian dollars)	2010	2009

Regional aircraft	241	370
Accumulated depreciation	70	55

	$171	$315

Number of aircraft	43	42

In 2010, due to changing market conditions, a review for impairment was done on our aircraft, and an analysis of expected future cash flows was performed where necessary. As a result, we reduced the carrying value of the 43 aircraft by a total of $119 million (2009 – four aircraft reduced by $3 million), to reflect adjustments to fair value. Also in 2010, we recorded $12 million impairment loss on four aircraft that were subsequently reclassified out of this portfolio to the held-for-sale portfolio which is included in other assets.
In addition, an assessment of the remaining useful life of the aircraft was done. We concluded that the following factors have had an impact on the remaining useful life of the aircraft: past impairment write-downs as a result of lower market values; reduced lease rates on new leases; and that approximately 30% of the aircraft have remained idle at various times during the year. As a result we reduced our estimate of the remaining useful life of each aircraft by an average of five years with the maximum remaining useful life being seven years.
During 2010 seven aircraft valued at $32 million (2009 – $12 million) that were returned to us as a result of loan foreclosures were transferred into this portfolio. In addition, we reclassified six aircraft, valued at $16 million (2009 – $10 million) out of this portfolio to the held-for-sale portfolio which is included in other assets. Sale agreements for three of the six aircraft were finalized in December 2010 with settlement taking place in January 2011.
Operating lease revenue for the year was $32 million (2009 – $32 million). At the end of December 2010, 25 of our 43 aircraft available for lease were subject to operating leases with seven airlines (2009 – 32 aircraft). The lease terms range from 24 to 60 months.
The following table presents minimum future lease payments receivable:

(in millions of Canadian dollars)	2010	2009

2010	–	24
2011	20	19
2012	16	18
2013	13	18
2014	8	12
2015	1	–

Total	$58	$91

106	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 10. Recoverable Insurance Claims

During the year, changes to the recoverable insurance claims were as follows:

(in millions of Canadian dollars)	2010	2009

Balance at beginning of year	93	39
Claims paid	126	258
Claims recovered	(36)	(20)
Estimated unrecoverable portion of
claims paid	(87)	(179)
Foreign exchange translation	(4)	(5)

Balance at end of year	$92	$93

Of the $126 million (2009 – $258 million) in claim payments made during 2010, 57% (2009 – 81%) were related to the credit insurance program. The largest concentrations of claim payments and recoveries were in the following countries:

(in millions of Canadian dollars)	2010		2009
	Claims	Claims		Claims	Claims
	paid	recovered		paid	recovered

United States	31	9	United States	57	13
Canada	26	1	Bahrain	55	–
Brazil	19	–	Ukraine	35	1
Bahrain	10	–	Brazil	24	–
Ukraine	–	6	Kazakhstan	21	–
Other	40	20	Other	66	6

Total	$126	$36	Total	$258	$20

Note 11. Property, Plant and Equipment

During the year, changes to property, plant and equipment were as follows:

(in millions of
Canadian dollars)	2010				2009
	Computer	Furniture and	Leasehold		Computer	Furniture and	Leasehold
	hardware	equipment	improvements	Total	hardware	equipment	improvements	Total

Cost:
Balance at beginning of year	67	32	17	116	63	30	15	108
Additions	6	1	15	22	4	2	2	8

Balance at end of year	73	33	32	138	67	32	17	116

Accumulated depreciation:
Balance at beginning of year	(58)	(28)	(13)	(99)	(54)	(27)	(12)	(93)
Depreciation expense	(4)	(1)	(1)	(6)	(4)	(1)	(1)	(6)

Balance at end of year	(62)	(29)	(14)	(105)	(58)	(28)	(13)	(99)

Carrying amount	$11	$4	$18	$33	$9	$4	$4	$17

EDC ANNUAL REPORT 2010	107

CONSOLIDATED FINANCIAL STATEMENTS
Note 12. Intangible Assets

During the year, changes to intangible assets were as follows:

(in millions of
Canadian dollars)	2010			2009
	Internally	Purchased		Internally	Purchased
	developed	computer		developed	computer
	software	software	Total	software	software	Total

Cost:
Balance at beginning of year	77	63	140	75	49	124
Additions	1	13	14	2	14	16

Balance at end of year	78	76	154	77	63	140

Accumulated amortization:
Balance at beginning of year	(62)	(37)	(99)	(56)	(32)	(88)
Amortization expense	(4)	(9)	(13)	(6)	(5)	(11)

Balance at end of year	(66)	(46)	(112)	(62)	(37)	(99)

Carrying amount	$12	$30	$42	$15	$26	$41

Note 13. Debt Instruments

We issue debt instruments in global capital markets. Short-term payables consist of commercial paper and other short-term debt related instruments that we issue with maturities under one year. Long-term payables represent bonds and other long-term instruments which we issue in Canadian dollars, U.S. dollars and other currencies as described in Note 23. We use foreign exchange swaps as well as cross currency interest rate swaps to convert Canadian dollar and foreign currency denominated notes primarily to U.S. dollars. Interest rate swaps are principally used to convert fixed rate instruments to floating rates primarily related to LIBOR. We use derivative contracts and structured notes to manage interest rate risk and foreign exchange risk, and also for asset liability management purposes.
LOANS PAYABLE
Loans payable (excluding derivatives) are comprised as follows:

(in millions of
Canadian dollars)	2010			2009
		Other financial			Other financial
	Held-for-trading(1)	liabilities(2)	Total	Held-for-trading(1)	liabilities(2)	Total

Short-term payables	2,608	–	2,608	2,569	–	2,569

Long-term payables
due within one year	6,084	–	6,084	5,575	165	5,740
over one year	11,773	2,009	13,782	13,995	2,114	16,109

Total long-term payables	17,857	2,009	19,866	19,570	2,279	21,849

Accrued interest	–	11	11	–	17	17

Total loans payable	$20,465	$2,020	$22,485	$22,139	$2,296	$24,435

(1) Accounted for at fair value
(2) Accounted for at amortized cost
The amount to be paid at maturity on the debt designated as held-for-trading is $20,046 million (2009 – $21,506 million), $419 million less than the December 2010 fair value (2009 – $633 million less than the December 2009 fair value).

108	DOING BUSINESS WHERE BUSINESS GETS DONE

STRUCTURED NOTES
We have entered into a number of structured notes as part of our funding program. Structured notes are hybrid securities that combine debt instruments with derivative components.
Structured notes outstanding, included in loans payable, are as follows:

(in millions of Canadian dollars)	2010	2009

Zero coupon	74	208
Dual currency	68	232
Callable/extendible	62	288
Inverse floating note	60	43

Total	$264	$771

We have executed swap contracts to mitigate interest rate risk and foreign exchange risk on these structured borrowings. These contracts ensure that we will receive proceeds from the swap to meet the requirements of settling and servicing the debt obligation. We have in substance created floating rate debt by issuing bonds at fixed rates and entering into swap contracts whereby we receive fixed rate interest and pay interest at a floating rate. In swapping out of the underlying bond issue, the potential interest rate risk has been converted to credit risk. Credit exposure on derivative financial instruments is further discussed in Note 14.
Note 14. Derivative Financial Instruments

We use a variety of derivative financial instruments to manage costs, returns and levels of financial risk associated with our funding, investment and risk management activities.
We currently use, but are not limited to, the following types of instruments:
Interest rate swaps – transactions in which two parties exchange interest flows on a specified notional amount on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest. Notional amounts upon which interest payments/receipts are based are not exchanged.
Cross currency interest rate swaps – transactions in which two parties exchange currencies at inception and at maturity, as well as interest flows on the exchanged amounts on predetermined dates for a specified period of time using agreed-upon fixed or floating rates of interest.
Foreign exchange swaps – commitments to exchange cash flows in different currencies where there are two exchanges, the first is made at the spot rate at inception and the second at a predetermined rate on a specified date in the future.
Foreign exchange forwards – commitments to exchange cash flows in different currencies, for which the foreign exchange rate is predetermined, at a specified date in the future.
Non-deliverable forwards – cash-settled, short-term forward contract, where the profit or loss at settlement date is calculated by taking the difference between the agreed upon exchange rate and the spot rate at the time of settlement, for an agreed upon notional amount of funds.
Non-deliverable foreign exchange swaps – a commitment to exchange cash flows in different currencies where there are two exchanges on pre-agreed dates and rates; with the particularity that only the net value in a pre-agreed currency changes hands.
Credit default swaps – transactions between two counterparties that allow credit risks of a third-party reference entity or entities to be traded and managed. The buyer of credit protection pays a periodic fee to the protection seller over a specified term in return for compensation should a credit event (such as default or failure to pay) occur with the reference entity.

EDC ANNUAL REPORT 2010	109

CONSOLIDATED FINANCIAL STATEMENTS
To diversify and reduce credit risk within our loan portfolio, we entered into credit default swap transactions which provide us with protection on 12 single-name entities to which we have exposure through our loan portfolio. To offset the cost of these transactions, we sold credit default swap protection on a series of collateralized debt obligations which contain a diversified group of corporate names.
In any transaction there is a potential for loss. This loss potential is represented by (1) credit risk, wherein the counterparty fails to perform an obligation as agreed upon, causing the other party to incur a financial loss, and (2) interest rate risk and foreign exchange risk, where an exposure exists as a result of changes in foreign exchange rates or interest rates.
We manage our exposure to interest rate risk, credit risk and foreign exchange risk using limits developed in consultation with the Department of Finance and approved by our Board of Directors.
Both our internal policies and guidelines (established in the Risk Management Office and approved by our Board of Directors) and those set by the Minister of Finance limit our use of derivatives. We do not use derivatives for speculative purposes. We manage our exposure to derivative counterparty credit risk by contracting only with creditworthy counterparties, and in certain cases entering into collateral agreements with those counterparties. Collateral agreements provide for the posting of collateral by the counterparty when our exposure to that entity exceeds a certain threshold. Collateral is held by a third party and at the end of December 2010 totalled $1,178 million (2009 – $1,247 million). Where we have a collateral agreement with a counterparty, the counterparty must have a minimum credit rating of A- from an external credit rating agency. Where we do not have a collateral agreement with a counterparty, the counterparty must have a minimum external credit rating of A for transactions of less than three years, and a minimum external credit rating of AA- for transactions of greater than three years. Internal policies and procedures establish credit approvals, controls and monitoring. We do not anticipate any significant non-performance by the counterparties.
In 2010, we reviewed our contracts for embedded derivatives and determined they were immaterial and consequently bifurcation was not required.
Notional amounts are not recorded as assets or liabilities on our balance sheet as they represent the face amount of the contract to which a rate or a price is applied to determine the amount of cash flows to be exchanged.
The remaining term to maturity of the notional amounts for our derivative contracts is as follows:

(in millions of
Canadian dollars)	2010				2009
	Remaining term to maturity				Remaining term to maturity
	Under 1	1 to 3	Over 3		Under 1	1 to 3	Over 3
	year	years	years	Total	year	years	years	Total

Cross currency interest rate swaps	2,010	3,082	6,112	11,204	2,482	3,101	3,914	9,497
Interest rate swaps	5,559	3,481	3,743	12,783	3,309	7,775	2,601	13,685
Foreign exchange swaps	1,640	–	–	1,640	5,096	–	–	5,096
Foreign exchange forwards	329	–	–	329	40	–	–	40
Non-deliverable forwards	–	–	–	–	204	–	–	204
Non-deliverable foreign exchange swaps	53	–	–	53	–	–	–	–
Credit default swaps – protection sold	–	(60)	–	(60)	–	(63)	–	(63)
Credit default swaps – protection purchased	30	667	40	737	–	283	26	309

Total derivative financial instruments	$9,621	$7,170	$9,895	$26,686	$11,131	$11,096	$6,541	$28,768

110	DOING BUSINESS WHERE BUSINESS GETS DONE

The following table provides the fair values for each category of derivative financial instrument.

(in millions of Canadian dollars)	2010	2009

Cross currency interest rate swaps	1,565	1,377
Interest rate swaps	261	328
Foreign exchange swaps	15	24
Foreign exchange forwards	6	(2)
Credit default swaps – protection sold	(39)	(37)
Credit default swaps – protection purchased	2	(3)

Total derivative financial instruments	$1,810	$1,687

The change in the fair value of the derivatives recognized in net income in 2010 amounted to a loss of $160 million (2009 – loss of $324 million).
Note 15. Debt Instrument Maturities

We often combine debt instruments with derivative financial instruments to generate lower-cost funding. For example, a fixed rate debt issue can be combined with an interest rate swap to generate floating rate funding at a lower cost than issuing a floating rate note. The following table shows our resulting net fixed and floating rate debt positions, as well as the maturities and yields of those net positions. Although we measure our swaps and the majority of debt instruments at their fair value on the financial statements, they are shown below at their notional amounts in order to provide information on cash requirements at maturity of the instruments.

(in millions of
Canadian dollars)	2010				2009
	Debt	Swap		Yield*	Debt	Swap		Yield*
Year of maturity	issues	contracts	Net	(%)	issues	contracts	Net	(%)

Fixed rate issues
2010	–	–	–	–	5,439	(5,274)	165	8.14
2011	5,924	(5,924)	–	–	5,599	(5,599)	–	–
2012	4,647	(3,652)	995	4.64	4,390	(3,343)	1,047	4.64
2013	1,002	(1,002)	–	–	1,055	(1,055)	–	–
2014	1,799	(804)	995	3.19	1,573	(526)	1,047	3.19
2015	3,679	(3,679)	–	–	652	(652)	–	–
2016 to 2020	814	(795)	19	8.16	809	(789)	20	8.16
2021 and beyond	117	(107)	10	5.90	322	(312)	10	5.90

Subtotal	17,982	(15,963)	2,019	3.85	19,839	(17,550)	2,289	3.89

Floating rate issues
2010	–	–	–		2,735	5,057	7,792
2011	2,642	5,542	8,184		36	5,288	5,324
2012	498	3,454	3,952		479	3,167	3,646
2013	199	1,001	1,200		–	1,054	1,054
2014	548	623	1,171		516	406	922
2015	–	3,588	3,588		–	664	664
2016 to 2020	144	674	818		174	734	908
2021 and beyond	42	92	134		6	292	298

Subtotal	4,073	14,974	19,047	0.38	3,946	16,662	20,608	0.33

Total	$22,055	$(989)	$21,066		$23,785	$(888)	$22,897

* Refers to yield to maturity for fixed rate issues, and yield to reset for floating rate issues.

EDC ANNUAL REPORT 2010	111

CONSOLIDATED FINANCIAL STATEMENTS
At the end of December 2010, the contractual cash flows, including principal and interest, related to our debt portfolio are as follows:

(in millions of
Canadian dollars)	2010					2009
	Under	1 to 3	Over 3 to	Over 5		Under	1 to 3	Over 3 to	Over 5
	1 year	years	5 years	years	Total	1 year	years	5 years	years	Total

Debt	9,116	6,962	6,350	1,231	23,659	8,854	11,230	3,362	2,314	25,760
Swap contracts
Receivable	(6,360)	(5,097)	(4,725)	(978)	(17,160)	(5,870)	(9,528)	(1,773)	(2,022)	(19,193)
Payable	5,569	4,454	4,210	763	14,996	5,085	8,453	1,459	1,685	16,682

Total	$8,325	$6,319	$5,835	$1,016	$21,495	$8,069	$10,155	$3,048	$1,977	$23,249

Credit exposure and other details of derivative financial instruments are included as part of Note 14.
Note 16. Allowance for Claims on Insurance

The allowance for claims on insurance broken down by program is as follows:

(in millions of
Canadian dollars)	2010			2009
			Net			Net
	Insurance	Reinsurance	allowance	Insurance	Reinsurance	allowance

Credit insurance	198	(18)	180	263	(8)	255
Contract insurance and bonding	61	–	61	97	–	97
Political risk insurance	310	(91)	219	360	(151)	209

Total	$569	$(109)	$460	$720	$(159)	$561

During the year, the net allowance for claims was impacted by the following factors:

(in millions of Canadian dollars)	2010	2009

Balance at beginning of year	561	598
Change in portfolio make-up and risk ratings	(46)	7
Update of actuarial assumptions	(38)	27
Foreign exchange translation	(17)	(71)

Balance at end of year	$460	$561

Note 17. Financing Commitments

We have three types of financing commitments.
The first type is undisbursed amounts on signed loan agreements totalling $9,003 million (2009 – $8,814 million). These commitments are immediately available to the obligor for drawdown subject to continued adherence to contractual covenants established under the financing agreements.

112	DOING BUSINESS WHERE BUSINESS GETS DONE

Undisbursed amounts on signed loan agreements with their committed fixed rates or committed floating rate spreads are outlined in the following table. All yields are computed on a weighted average basis and the spreads over floating interest rates represent the spreads over base rates which consist mainly of LIBOR for U.S. dollars.

(in millions of
Canadian dollars)					2010					2009

		Estimated					Estimated
	Fixed	spot yield	Floating	Spread	Total	Fixed	spot yield	Floating	Spread	Total
	$	%	$	%	$	$	%	$	%	$

Commercial	117	7.28	8,601	2.01	8,718	74	4.65	8,213	1.99	8,287
Sovereign	111	5.79	174	3.33	285	524	5.35	3	3.16	527

Total	$228	6.56	$8,775	2.04	$9,003	$598	5.26	$8,216	1.99	$8,814

We also have loan commitments for which terms related to the transaction such as interest rate type and disbursement schedule have not yet been determined. This category of commitments includes letters of offer accepted and outstanding for loans of $2,180 million (2009 – $1,711 million), guarantees of $87 million (2009 – $109 million) as well as unallocated, confirmed lines of credit of $384 million (2009 – $459 million).
The third type of financing commitments relate to equity investments and total $314 million (2009 – $367 million), of which all are commitments to equity investment funds. Commitments are generally drawn down over a five-year period plus possible extensions, and draw downs are normally at the discretion of the fund managers.
Note 18. Contingent Liabilities

Our contingent liabilities include credit, contract insurance and bonding and political risk insurance policies and guarantees which represent direct risks undertaken. We also increase our contingent liability by assuming exposure from other insurers. We reduce our contingent liability by ceding reinsurance in both the credit insurance and political risk insurance programs to other insurance companies.
The credit insurance program protects exporters of goods and services trading on credit terms of up to a year against non-payment due to commercial and political risks. Commercial and political risks covered include buyer insolvency, default, repudiation of goods by buyer, contract cancellation and conversion and risk transfer, cancellation of export or import permits, or war-related risks. The contract insurance and bonding program provides cover for sales on exposure terms usually greater than one year and includes export credit insurance and guarantees, performance guarantees and surety, extending cover for risks inherent in performance related obligations. Political risk insurance provides risk protection for equity and other investments abroad.
At the end of December 2010, we had contingent liabilities of $25,827 million (2009 – $25,953 million) which mature as follows:

(in millions of
Canadian dollars)					2010					2009

		Contract	Political				Contract	Political
	Credit	insurance	risk			Credit	insurance	risk
	insurance	and bonding	insurance	Guarantees*	Total	insurance	and bonding	insurance	Guarantees*	Total

2010	–	–	–	–	–	10,508	1,602	162	5,225	17,497
2011	11,675	1,077	102	4,624	17,478	–	1,191	82	1,278	2,551
2012	–	818	58	3,930	4,806	–	535	92	650	1,277
2013	–	248	59	483	790	–	239	38	199	476
2014	–	206	22	257	485	–	21	21	431	473
2015	–	383	41	47	471	–	279	44	33	356
2016–2020	–	209	1,259	84	1,552	–	212	829	75	1,116
2021 and beyond	–	–	180	65	245	–	–	115	2,092	2,207

Total	$11,675	$2,941	$1,721	$9,490	$25,827	$10,508	$4,079	$1,383	$9,983	$25,953

*	Includes $6,943 million of guarantees issued within the contract insurance and bonding program (2009 – $6,425 million)

EDC ANNUAL REPORT 2010	113

CONSOLIDATED FINANCIAL STATEMENTS
INSURANCE POLICIES
The major concentrations by location of risk are as follows:
CREDIT INSURANCE

(in millions of
Canadian dollars)				2010					2009

	Credit	Reinsurance	Reinsurance	Net credit		Credit	Reinsurance	Reinsurance	Net credit
	insurance	ceded	assumed*	insurance		insurance	ceded	assumed*	insurance

United States	3,518	(133)	–	3,385	United States	4,389	(127)	–	4,262
China	1,125	(1)	–	1,124	Turkey	632	(1)	–	631
Turkey	729	(1)	–	728	South Korea	586	(35)	–	551
South Korea	681	(52)	–	629	Brazil	574	(30)	–	544
Brazil	621	(4)	–	617	China	473	–	–	473
Canada	284	(23)	72	333	Canada	244	(24)	38	258
Other	5,131	(272)	–	4,859	Other	4,099	(310)	–	3,789

Total	$12,089	$(486)	$72	$11,675	Total	$10,997	$(527)	$38	$10,508

*	Relates to our temporarily expanded mandate
CONTRACT INSURANCE AND BONDING

(in millions of
Canadian dollars)				2010					2009

	Contract			Net contract		Contract			Net contract
	insurance		Reinsurance	insurance and		insurance		Reinsurance	insurance and
	and bonding		assumed	bonding(2)		and bonding		assumed	bonding(2)

Canada	507	(1)	1,759	2,266	Canada	221	(1)	2,763	2,984
United States	74		239	313	United States	118		604	722
Mexico	63		2	65	Ecuador	60		–	60
China	43		–	43	China	27		–	27
United Arab Emirates	25		–	25	Mexico	23		2	25
Other	222		7	229	Other	253		8	261

Total	$934		$2,007	$2,941	Total	$702		$3,377	$4,079

(1)	Of this amount, $458 million (2009 – $117 million) relates to our temporarily expanded mandate
(2)	Excludes guarantees
POLITICAL RISK INSURANCE

(in millions of
Canadian dollars)				2010					2009

				Net					Net
	Political			political		Political			political
	risk	Reinsurance	Reinsurance	risk		risk	Reinsurance	Reinsurance	risk
	insurance	assumed	ceded	insurance		insurance	assumed	ceded	insurance

Libya	300	–	–	300	Libya	300	–	–	300
Brazil	313	15	(59)	269	Peru	330	–	(84)	246
Colombia	338	–	(82)	256	Papua New Guinea	209	–	(105)	104
Peru	313	–	(79)	234	Kyrgyzstan	132	–	(49)	83
Dominican Republic	335	14	(196)	153	South Africa	72	–	–	72
Other	1,028	36	(555)	509	Other	1,173	49	(644)	578

Total	$2,627	$65	$(971)	$1,721	Total	$2,216	$49	$(882)	$1,383

114	DOING BUSINESS WHERE BUSINESS GETS DONE

GUARANTEES
We issue performance security guarantees which provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the buyer. Financial security guarantees are issued to provide coverage to the exporter’s bank for up to 100% of the guarantee value in the event of any call by the supplier and any foreign bank. Foreign exchange guarantees are also issued which provide a guarantee to secure the closing risks associated with foreign exchange forward contracts. Each guarantee issued stipulates a recovery provision whereby the third party, the exporter, agrees to indemnify us should a payment be made under the guarantee. Unless otherwise stated, the indemnification agreement generally ranks as an unsecured liability of the exporter.
We issue loan guarantees to cover non-payment of principal, interest and fees due to banks and financial institutions providing loans to buyers of Canadian goods and services. Calls on guarantees result in our recognition of a loan asset on the balance sheet and become a direct obligation of the buyer. At the end of December 2010, loan guarantees on secured loans totalled $52 million (2009 – $62 million). The security held is mainly locomotives which is valued at approximately $53 million (2009 – $58 million). Guarantees with impaired obligors totalled $51 million (2009 – $25 million).
At the end of December 2010, we had guarantees outstanding of $9,490 million (2009 – $9,983 million).

(in millions of Canadian dollars)	2010	2009

Performance security guarantees(1)	6,469	5,968
Loan guarantees(2)	2,547	3,558
Foreign exchange guarantees	136	232
Financial security guarantees	337	224
Specific transaction guarantees	1	1

Total	$9,490	$9,983

(1)	Includes $446 million (2009 – $294 million) of domestic performance security guarantees relating to our temporarily expanded mandate
(2)	Includes $27 million (2009 – $9.9 million) of domestic loan guarantees relating to our temporarily expanded mandate
We are involved in various legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on our consolidated financial position or our results of operations.
Note 19. Reinsurance Agreements

We cede reinsurance to limit exposure to large losses. Reinsurance contracts do not relieve us of our obligations to the insured. However, they do provide for the recovery of claims arising from the liabilities ceded. We have a reinsurance treaty agreement for the credit insurance portfolio, as well as some facultative cover arrangements. Within the contract insurance and bonding and political risk insurance programs there are no reinsurance treaties, however, reinsurance is acquired on a transaction by transaction basis. Management has assessed the creditworthiness of the reinsurers and has determined that no additional allowance is required by EDC for this ceded exposure.
We have assumed export risks for a number of Canadian exporters under facultative arrangements with private credit insurers. For the surety bond insurance line of business, within the contract insurance and bonding program, we have general reinsurance agreements with several surety companies. In addition, we have assumed reinsurance positions under our contract frustration and credit insurance lines of business.

EDC ANNUAL REPORT 2010	115

CONSOLIDATED FINANCIAL STATEMENTS
The effect of reinsurance on our contingent liability is disclosed in Note 18 and the impact on premium and guarantee fees is as follows:

(in millions of
Canadian dollars)				2010				2009

		Reinsurance	Reinsurance	Total		Reinsurance	Reinsurance	Total
	Direct	premium	premium	premium and	Direct	premium	premium	premium and
	premium	assumed	ceded	guarantee fees	premium	assumed	ceded	guarantee fees

Credit insurance	149	–	(4)	145	136	–	(5)	131
Contract insurance and bonding	42	9	–	51	39	13	–	52
Political risk insurance	19	–	(5)	14	27	1	(14)	14

Total	$210	$9	$(9)	$210	$202	$14	$(19)	$197

Note 20. Share Capital

EDC’s authorized share capital is $3.0 billion consisting of 30 million shares with a par value of $100 each. The number of shares issued and fully paid is 13.3 million (2009 – 13.3 million). No shares were issued in 2010 (2009 – 3.5 million shares for $350 million). No dividend was paid to the Government of Canada in 2010 (2009 – nil).
Note 21. Capital Management

EDC has a capital management process in place to ensure that we are appropriately capitalized and that our capital position is identified, measured, managed and regularly reported to the Board of Directors. We are not subject to externally imposed capital requirements.
Our primary objective with respect to capital management is to ensure that EDC has adequate capital to support the evolving needs of Canadian exporters and investors while remaining financially self-sustaining.
We manage our capital through a Board approved capital adequacy policy. Under our capital adequacy policy we determine whether we have adequate capital by comparing the supply of capital to the demand for capital. Demand for capital is calculated by a model which estimates the capital required to cover the extreme value of potential losses (including both expected and unexpected losses) arising from credit, interest rate, foreign exchange, operational and business risk. Additional capital, beyond that required to support these core risks, is designated as strategic risk capital and is made available for strategic initiatives and possible volatility in core risk capital. The supply of capital is determined by our financial statements and consists of paid-in share capital, retained earnings, accumulated other comprehensive loss and allowances. There were no changes to our capital adequacy policy in 2010.
A key principle in our capital management is the establishment of a target solvency standard or credit rating which determines the level of demand for capital that is required to cover EDC’s exposures in exceptional circumstances. We target a level of capitalization sufficient to cover potential losses consistent with a rating standard of AA.
The following table represents the breakdown of EDC’s supply of capital at December 31:

(in millions of Canadian dollars)	2010	2009

Allowance for losses on loans	1,566	1,948
Allowance for losses on loan commitments and guarantees	278	713
Allowance for claims on insurance	569	720
Reinsurers’ share of allowance for claims	(109)	(159)
Share capital	1,333	1,333
Retained earnings	6,848	5,317
Accumulated other comprehensive loss	(80)	(62)

Supply of capital	$10,405	$9,810

116	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 22. Interest Rate Risk

The following table summarizes our interest rate risk based on the gap between the notional amount of assets and liabilities grouped by the earlier of contractual re-pricing or maturity dates. Notional amounts reflect our true exposure to re-pricing at various maturities. The differences between the notional amounts and the carrying values, the positions not subject to re-pricing risk, and shareholder’s equity are presented in the non-interest rate sensitive column to ensure comparability with the balance sheet. The effective interest rates shown indicate historical rates for fixed rate and floating rate instruments.

	Immediately	Up to	Over 6 to	Over 1 to	Over	Non-interest	2010
(in millions of Canadian dollars)	rate-sensitive	6 months	12 months	5 years	5 years	rate sensitive(2)	Total

Assets
Cash and marketable securities	124	1,792	18	1,345	482	73	3,834

Gross loans receivable	166	18,354	427	3,644	3,723	710	27,024
Effective interest rate %	6.48%	2.88%	5.48%	5.71%	5.52%

Less:
Deferred revenue and non-accrued capitalized interest						(609)	(609)
Net allowance for losses on loans						(1,566)	(1,566)

Capital leases	–	5	5	44	45		99
Effective interest rate %	–	7.31%	7.31%	7.32%	7.31%

Equity financing						316	316

Equipment available for lease, other assets and accrued interest and fees						2,774	2,774

Total assets	$290	$20,151	$450	$5,033	$4,250	$1,698	$31,872

Liabilities and shareholder’s equity
Loans payable		7,189	2,930	11,075	861	430	22,485
Effective interest rate %		2.63%	2.94%	3.48%	5.20%

Total pay side instruments on swap contracts		18,915	103			5,821	24,839
Effective interest rate %		0.64%	4.50%

Total receive side instruments on swap contracts		(6,000)	(2,969)	(10,080)	(832)	(6,128)	(26,009)
Effective interest rate %		4.22%	4.68%	3.49%	4.11%

Cumulative foreign exchange translation on cross currency interest rate swaps(1)						1,170	1,170

Total loans payable							22,485

Other liabilities and deferred revenue						1,286	1,286

Shareholder’s equity						8,101	8,101

Total liabilities and shareholder’s equity	$ –	$20,104	$64	$995	$29	$10,680	$31,872

At December 31, 2010
Total gap	290	47	386	4,038	4,221	(8,982)	–
Cumulative gap	290	337	723	4,761	8,982	–	–

Canadian dollar	102	1,240	43	279	191	(1,855)	–
Foreign currency	188	(1,193)	328	3,759	4,030	(7,127)	–

Total gap	$290	$47	$371	$4,038	$4,221	$(8,982)	$ –

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

EDC ANNUAL REPORT 2010	117

CONSOLIDATED FINANCIAL STATEMENTS

	Immediately	Up to	Over 6 to	Over 1 to	Over	Non-interest	2009
(in millions of Canadian dollars)	rate-sensitive	6 months	12 months	5 years	5 years	rate sensitive(2)	Total

Assets
Cash and marketable securities	52	4,283	127	667	234	69	5,432

Gross loans receivable	150	17,775	434	3,489	4,051	924	26,823
Effective interest rate %	6.73%	2.80%	5.59%	5.83%	5.78%

Less:
Deferred revenue and non-accrued capitalized interest						(556)	(556)
Net allowance for losses on loans						(1,948)	(1,948)

Capital leases	–	4	5	43	61		113
Effective interest rate %	–	7.31%	7.31%	7.32%	7.31%

Equity financing						196	196

Equipment available for lease, other assets and accrued interest and fees						2,838	2,838

Total assets	$202	$22,062	$566	$4,199	$4,346	$1,523	$32,898

Liabilities and shareholder’s equity
Loans payable		8,358	1,216	12,604	1,607	650	24,435
Effective interest rate %		5.76%	5.20%	3.62%	4.19%

Total pay side instruments on swap contracts		23,266	–	406	–	3,946	27,618
Effective interest rate %		0.45%	–	4.85%	–

Total receive side instruments on swap contracts		(10,233)	(1,032)	(11,505)	(1,576)	(4,176)	(28,522)
Effective interest rate %		4.18%	4.58%	3.46%	4.13%

Cumulative foreign exchange translation on cross currency interest rate swaps(1)						904	904

Total loans payable							24,435

Other liabilities and deferred revenue						1,875	1,875

Shareholder’s equity						6,588	6,588

Total liabilities and shareholder’s equity	$ –	$21,391	$184	$1,505	$31	$9,787	$32,898

At December 31, 2009
Total gap	202	671	382	2,694	4,315	(8,264)	–
Cumulative gap	202	873	1,255	3,949	8,264	–	–

Canadian dollar	24	1,456	43	314	197	(2,034)	–
Foreign currency	178	(785)	339	2,380	4,118	(6,230)	–

Total gap	$202	$671	$382	$2,694	$4,315	$(8,264)	$ –

(1)	Due to foreign exchange translation, the pay and receive side instruments may not net to zero. This amount represents the difference caused by foreign exchange translation on the pay and receive side instruments on swap contracts.
(2)	Included in non-interest rate sensitive amounts are the differences between the carrying amounts and the notional amounts, foreign exchange contracts and foreign exchange forwards not sensitive to interest rates.

118	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 23. Foreign Currency Balances

We have substantial assets and liabilities in U.S. dollars and in other currencies. In addition, we have derivative financial instruments denominated in various currencies. The purpose of these derivative financial instruments is to minimize our cost of capital and optimize our yields, while remaining within treasury guidelines and limits approved by our Board of Directors.
The following table shows where we have used derivative financial instruments to manage the foreign currency exposures of our asset and liability positions. The net foreign currency exposure at the end of December 2010 (expressed in Canadian equivalent dollars) is as follows:

(in millions of
Canadian dollars)	2010
	Assets			Liabilities			Net foreign	Foreign
							currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate

U.S. dollars	24,193	–	24,193	(16,024)	(8,312)	(24,336)	(143)	0.9946
British pounds	1,066	–	1,066	(988)	(85)	(1,073)	(7)	1.5513
Euros	962	–	962	(3)	(952)	(955)	7	1.3319
Australian dollars	495	–	495	(1,366)	872	(494)	1	1.0170
Japanese yen	434	–	434	(581)	150	(431)	3	0.0123
Hong Kong dollars	96	–	96	(270)	174	(96)	–	0.1280
Polish zloty	79	–	79	–	(79)	(79)	–	0.3361
Czech koruna	70	–	70	–	(70)	(70)	–	0.0532
Brazilian real	53	–	53	–	(52)	(52)	1	0.5994
New Zealand dollars	43	–	43	(158)	115	(43)	–	0.7747
Singapore dollars	41	–	41	–	(42)	(42)	(1)	0.7752
Mexican peso	35	–	35	(45)	8	(37)	(2)	0.0806
Tanzanian schilling	32	–	32	–	(29)	(29)	3	0.0007
Swiss franc	–	–	–	(459)	459	–	–	1.0645
Norwegian krone	–	–	–	(306)	306	–	–	0.1707
Swedish krona	–	–	–	(440)	440	–	–	0.1481

* DI represents derivative instruments. See Note 14.

(in millions of
Canadian dollars)	2009
	Assets			Liabilities			Net foreign	Foreign
							currency	exchange
	Gross	DI*	Net	Gross	DI*	Net	exposure	rate

U.S. dollars	21,888	3,053	24,941	(19,085)	(5,865)	(24,950)	(9)	1.0466
Euros	1,050	–	1,050	(7)	(1,024)	(1,031)	19	1.5000
Swiss franc	–	–	–	(430)	417	(13)	(13)	1.0106
British pounds	956	–	956	(1,850)	896	(954)	2	1.6918
Mexican peso	23	–	23	(82)	57	(25)	(2)	0.0801
Australian dollars	383	–	383	(63)	(321)	(384)	(1)	0.9387
Japanese yen	405	–	405	(711)	307	(404)	1	0.0112
New Zealand dollars	39	–	39	(686)	648	(38)	1	0.7587
Norwegian krone	–	–	–	(322)	321	(1)	(1)	0.1804
Brazilian real	56	–	56	–	(56)	(56)	–	0.6006
Czech koruna	70	–	70	–	(70)	(70)	–	0.0570
Hong Kong dollars	114	–	114	(284)	170	(114)	–	0.1350
Polish zloty	56	–	56	–	(56)	(56)	–	0.3661
Singapore dollars	39	–	39	–	(39)	(39)	–	0.7459
Tanzanian schilling	46	–	46	–	(46)	(46)	–	0.0008
Turkish lira	–	–	–	(53)	53	–	–	0.6986

* DI represents derivative instruments. See Note 14.
Throughout the year, our assets and liabilities were denominated mainly in U.S. dollars, British pounds and Euros.

EDC ANNUAL REPORT 2010	119

CONSOLIDATED FINANCIAL STATEMENTS
Note 24. Fair Value of Financial Instruments

Fair value represents our estimate of the amount of consideration that would be agreed upon to exchange a financial instrument in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
As with any estimate, uncertainty is inherent due to the unpredictability of future events. In the case of estimating the fair value of our financial instruments, this uncertainty is magnified due to the large number of assumptions used and the wide range of acceptable valuation techniques. Estimates of fair values are based on market conditions at a certain point in time, and may not be reflective of future market conditions. Therefore, the estimates of the fair value of financial instruments outlined as follows do not necessarily reflect the actual values that may occur should the instruments be exchanged in the market.

(in millions of Canadian dollars)	2010		2009
	Carrying value	Fair value	Carrying value	Fair value

Assets
Performing fixed rate loans	7,918	8,434	7,982	7,268
Performing floating rate loans	16,957	16,147	16,249	15,535

Total performing loans receivable	24,875	24,581	24,231	22,803
Impaired loans (less specific allowance and non-accrued capitalized interest)	231	231	360	360

Loans receivable and accrued interest and fees	25,106	24,812	24,591	23,163

Cash	124	124	52	52
Marketable securities:
Held-for-trading	2,383	2,383	4,629	4,629
Available-for-sale	1,327	1,327	751	751
Equity financing designated as held-for-trading	316	316	196	196
Recoverable insurance claims	92	92	93	93
Derivative instruments	2,010	2,010	1,909	1,909
Liabilities
Accounts payable	168	168	147	147
Loans payable:
Designated as held-for-trading	20,465	20,465	22,139	22,139
Other financial liabilities	2,020	2,144	2,296	2,414
Derivative instruments	200	200	222	222
Loan guarantees	185	185	260	260

The assumptions and valuation techniques that we use to estimate fair values are as follows:
LOANS RECEIVABLE
In order to estimate the fair value of our performing loans receivable (including accrued interest receivable), we separate them into risk pools and calculate the net present value of principal and interest cash flows. The discount rates are obtained from yield curves for each risk pool and are specific to the credit risk and term to maturity associated with each principal and interest cash flow.
The fair value of impaired loans is considered to be equal to their carrying value.

120	DOING BUSINESS WHERE BUSINESS GETS DONE

MARKETABLE SECURITIES
We estimate the fair value of marketable securities using observable market prices. If such prices are not available, we determine the fair value by discounting future cash flows using an appropriate yield curve.
EQUITY FINANCING
Depending on the type of investment, we estimate fair value using one of the following: (i) market-based methodologies, such as the quoted share price or the price of recent investments; (ii) discounted earnings or cash flow approaches; or (iii) liquidation or asset-based methods.
Significant assumptions used in the determination of fair value can include discount or capitalization rate, rate of return and the weighting of forecasted earnings.
LOANS PAYABLE
The fair value of our less complex loans payable is determined using the discounted cash flow method. Forward rates are used to value floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For our more complex loans payable which may include optionality, fair value is determined using valuation models when independent market prices are not available. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates.
DERIVATIVE FINANCIAL INSTRUMENTS
Foreign exchange forwards and foreign exchange swaps are valued by discounting the notional amounts using the respective currency’s yield curve and converting the amounts using the spot Canadian dollar exchange rate.
Interest rate and cross currency interest rate swaps are valued using a discounted cash flow method. Forward rates are used to determine floating rate cash flows occurring in the future. Cash flows are discounted using the respective currency’s yield curve. Inputs to the models are market observable and may include interest rate yield curves and foreign exchange rates.
For more complex swaps which may include optionality, including cross currency interest rate swaps, interest rate swaps, non-deliverable forwards and non-deliverable foreign exchange swaps, the fair value is determined using models which are developed from recognized valuation techniques. Inputs to these models include option volatilities and correlations in addition to interest rate yield curves and foreign exchange rates. Credit default swaps are valued with the additional input of market based par credit default swap spreads or by using quoted prices from dealers where appropriate.
The valuations determined using the methodologies described above are adjusted for the credit risk of the counterparty where appropriate.
FINANCIAL INSTRUMENTS WITH BOOK VALUE APPROXIMATING FAIR VALUE
Fair value is assumed to equal book value for accounts payable due to the short-term nature of these instruments. Fair value is also assumed to equal book value for cash, recoverable insurance claims and loan guarantees.

EDC ANNUAL REPORT 2010	121

CONSOLIDATED FINANCIAL STATEMENTS
FAIR VALUE HIERARCHY
The table below presents the fair value hierarchy for those items carried on our balance sheet at fair value. The fair value hierarchy prioritizes the valuation techniques used to determine the fair value of a financial instrument based on whether the inputs to those techniques are observable or unobservable.
▶	Level 1 – fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

▶
Level 2 – fair values are determined using inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

▶	Level 3 – fair values are determined using inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

(in millions of Canadian dollars)	2010				2009
	Fair Value				Fair Value
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Marketable securities:
Held-for-trading	640	1,743	–	2,383	383	4,246	–	4,629
Available-for-sale	1,308	19	–	1,327	732	19	–	751
Equity financing designated as held-for-trading	–	–	316	316	–	–	196	196
Derivative instruments	–	2,010	–	2,010	–	1,909	–	1,909
Liabilities
Loans payable:
Designated as held-for-trading	–	20,465	–	20,465	–	22,139	–	22,139
Derivative instruments	–	200	–	200	–	222	–	222

Changes in valuation methods may result in transfers into or out of levels 1, 2, and 3. In 2010, there were no transfers between levels (2009 – none).
The following table summarizes the changes in Level 3 fair values for equity financing designated as held-for-trading.

(in millions of Canadian dollars)	2010	2009

Balance at beginning of year	196	150
Total realized/unrealized gains (losses) included in income	24	–
Purchases	117	78
Return of capital	(10)	(16)
Foreign exchange translation	(11)	(16)

Balance at end of year	$316	$196

Total gains or losses for the year included in net income for instruments held at the end of the year	$ 24	$ –

122	DOING BUSINESS WHERE BUSINESS GETS DONE

Where appropriate, a sensitivity analysis was performed using reasonably possible alternative assumptions to recalculate the fair value of our Level 3 financial instruments, which consist solely of our equity portfolio investments. This portfolio includes both fund investments and direct investments. The fair value of these investments is determined using valuation techniques which utilize various inputs not observable in the market. The fair value of our fund investments is based on the audited financial statements of the fund, therefore a sensitivity analysis is not possible given that the assumptions underlying the fair values are not available to us. Consistent with 2009, the results of the sensitivity analysis performed on our direct investments was not significant to our financial results.
Note 25. Financial Instrument Risks

The principal risks that we are exposed to as a result of holding financial instruments, are credit, market and liquidity risk.
CREDIT RISK
Credit risk is the risk of loss incurred if a counterparty fails to meet its financial commitments. We are exposed to credit risk on financial instruments under both our lending program and our treasury activities. Our objectives, policies and processes for managing credit risk as well as the methods we use to measure this risk are disclosed in the notes related to our derivative financial instruments and debt instruments, as well as in the text and tables displayed in a green font in management’s discussion and analysis on pages 69 to 71 of this annual report.
CONCENTRATION OF CREDIT RISK
Concentration of credit risk exposure exists when a number of counterparties operate in the same geographical market or industry, or engage in similar activities. Changes in economic or political conditions may affect their ability to meet obligations in a similar manner. We have limits in place to ensure that our exposure is not overly concentrated in any one country, industry or counterparty. Exposure in excess of these limits requires approval of our Board of Directors.
The following table provides a breakdown, by the country in which the risk resides, of the maximum gross exposure to credit risk of financial instruments:

				Investments
(in millions of	Gross loans	Loan	Equity	and derivative	2010		2009
Canadian dollars)	receivable	guarantees	financing	instruments	Exposure		Exposure
Country					$	%	$	%

United States	9,901	909	12	2,946	13,768	39	14,481	38
Canada	2,793	968	118	2,249	6,128	17	9,032	24
Mexico	1,564	114	20	–	1,698	5	1,483	4
India	1,468	6	48	–	1,522	4	1,271	3
United Kingdom	895	–	27	165	1,087	3	953	3
Chile	1,010	2	–	–	1,012	3	924	2
Brazil	926	43	1	–	970	3	869	2
Qatar	680	–	–	–	680	2	622	2
United Arab Emirates	573	5	–	–	578	1	608	2
Australia	527	2	–	–	529	1	380	1
Other	6,687	498	90	484	7,759	22	7,295	19

Total	$27,024	$2,547	$316	$5,844	$35,731	100	$37,918	100

EDC ANNUAL REPORT 2010	123

CONSOLIDATED FINANCIAL STATEMENTS
The concentration of credit risk by industry sector for our financial instruments is as follows:

				Investments
(in millions of	Gross loans	Loan	Equity	and derivative	2010		2009
Canadian dollars)	receivable	guarantees	financing	instruments	Exposure		Exposure
Industry					$	%	$	%

Commercial:
Aerospace	8,876	117	–	–	8,993	25	8,778	23
Infrastructure and environment*	3,066	358	6	2,914	6,344	18	8,396	22
Extractive	5,721	187	8	–	5,916	17	5,019	13
Surface transportation	3,770	1,020	–	20	4,810	13	6,115	16
Information and communication technology	3,356	170	25	–	3,551	10	3,944	11
Other	842	520	277	115	1,754	5	1,026	3

Total commercial	25,631	2,372	316	3,049	31,368	88	33,278	88
Sovereign	1,393	175	–	2,795	4,363	12	4,640	12

Total	$27,024	$2,547	$316	$5,844	$35,731	100	$37,918	100

* Includes financial institution exposure
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk. We are exposed to potential negative impacts on the value of financial instruments resulting from adverse movements in interest and foreign exchange rates. We have policies and procedures in place to ensure that interest rate and foreign exchange risks are identified, measured, managed and regularly reported to management and the Board of Directors.
INTEREST RATE RISK
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to potential adverse impacts on the value of financial instruments resulting from differences in the maturities or repricing dates of assets and liabilities both on and off balance sheet, as well as from embedded optionality in those assets and liabilities.
FOREIGN EXCHANGE RISK
Foreign exchange risk is the potential adverse impact on the value of financial instruments resulting from exchange rate movements. We are exposed to foreign exchange rate risk when there is a mismatch between assets and liabilities in any currency.
Our objectives, policies and processes for managing market risk as well as a sensitivity analysis for our exposure to both interest rate and foreign exchange risk is disclosed in the text and tables displayed in a green font in management’s discussion and analysis on pages 71 to 72 of this annual report.
LIQUIDITY RISK
Liquidity risk is the risk that we would be unable to honour daily cash commitments or the risk that we would have to obtain funds rapidly, possibly at an excessively high premium during severe market conditions. We maintain liquidity through a variety of methods such as holding cash and marketable securities and having access to commercial paper markets.
Our objectives, policies and processes for managing liquidity risk as well as the methods we use to measure this risk is disclosed in the text and tables displayed in a green font in management’s discussion and analysis on page 73 of this annual report.

124	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 26. Variable Interest Entities

A variable interest entity (VIE) is an entity in which the total equity investment at risk is not sufficient to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. We identify VIEs in which we have an interest and determine whether we are the primary beneficiary of the VIE and if so, consolidate the VIE under Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15). The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses or gains, or both. AcG-15 also requires specific disclosure for VIEs that are not consolidated but in which the entity has a significant variable interest.
We have identified VIEs for which we are the primary beneficiary and have consolidated these entities. In the 2005 to 2010 timeframe, we foreclosed on a number of aircraft loans and as a result, various aircraft for which we were a secured lender, were returned to us. These aircraft were placed into trusts designated as VIEs for which we are the primary beneficiary. These trusts have therefore been consolidated and have total assets of approximately $286 million at the end of December 2010 (2009 – $420 million) and are included in equipment available for lease, net investment in capital leases, and assets held-for-sale. Assets held-for-sale are included in other assets. EDC has limited control over the trusts’ assets for some of these trusts. Control lies with the trustee and EDC, as sole beneficiary, can only take direct control and possession of the assets through the collapse of the trust. The trusts for which EDC has limited control have aircraft totalling $36 million (2009 – $46 million).
We also have significant interests in VIEs where we are not considered the primary beneficiary. These VIEs include secured leveraged lease financing transactions in the aerospace and rail transportation industries in which we have lent funds through special purpose entities and in some cases provided guarantees to the equity holders of these entities. These VIEs had assets of approximately $5,485 million at the end of December 2010 (2009 – $5,507 million). The VIEs in the rail transportation industry were created in the 1999 to 2010 timeframe, while the VIEs in the aerospace industry were created in the 1995 to 2010 timeframe.
Our maximum exposure to loss as a result of involvement with non-consolidated VIEs was approximately $3,669 million at the end of December 2010 (2009 – $3,625 million). Of this amount, $3,202 million (2009 – $3,131 million) relates to the net loans receivable (gross loans receivable less the total allowance for loan losses) and $467 million (2009 – $494 million) relates to the guarantees provided to the equity holders.
Note 27. Loan Revenue

(in millions of Canadian dollars)	2010	2009

Loan interest – floating rate	440	563
Loan interest – fixed rate	460	561
Amortization of performing non-accrued
capitalized interest	5	6
Impaired revenue	15	59
Loan fee revenue	80	124
Other loan revenue	6	8

Total loan revenue	$1,006	$1,321

Note 28. Investment Revenue

(in millions of Canadian dollars)	2010	2009

Held-for-trading instruments
Short-term	5	11
Long-term fixed	15	11
Available-for-sale instruments
Long-term fixed	28	18
Other	–	1

Total investment revenue	$48	$41

EDC ANNUAL REPORT 2010	125

CONSOLIDATED FINANCIAL STATEMENTS
Note 29. Interest Expense

(in millions of Canadian dollars)	2010	2009

Designated as held-for-trading instruments
Short-term debt	28	37
Long-term debt – floating	41	237
Long-term debt – fixed	(15)	(1)
Other financial liabilities
Long-term debt – fixed	82	93
Other	11	15

Total interest expense	$147	$381

Note 30. Leasing and Financing Related Expenses

(in millions of Canadian dollars)	2010	2009

Maintenance and technical costs	23	35
Depreciation	22	20
Other	14	13

Total leasing and financing related expenses	$59	$68

Note 31. Provision for (Reversal of) Credit Losses

(in millions of Canadian dollars)	2010	2009

Provision for (reversal of) losses on loans	(243)	402
Provision for (reversal of) losses on loan commitments	(350)	1
Provision for (reversal of) losses on loan guarantees	(65)	28

Provision for (reversal of) credit losses	$(658)	$431

Note 32. Claims-Related Expenses

(in millions of Canadian dollars)	2010	2009

Claims paid	126	258
Claims recovered	(36)	(20)
Actuarial increase/(decrease) in the net allowance for claims on insurance	(84)	34
Reinsurer’s share of claims paid	(3)	–
Increase in recoverable insurance claims	(4)	(60)
Claims handling expenses	2	4

Total claims-related expenses	$1	$216

126	DOING BUSINESS WHERE BUSINESS GETS DONE

Note 33. Other Expenses

(in millions of Canadian dollars)	2010	2009

Net realized and unrealized gains on loans payable designated as held-for-trading	180	85
Realized and unrealized losses on derivatives	(128)	(258)
Foreign exchange translation gain	41	113
Net realized and unrealized gains (losses) on held-for-trading marketable securities	12	(6)
Net realized gains on available-for-sale marketable securities	8	1
Impairment loss on equipment available for lease(1)	(131)	(3)
Net realized and unrealized gains on equity investments(2)	24	–
Other	(9)	(5)

Total other expenses	$(3)	$(73)

(1) See Note 9
(2) See Note 7
We have designated the majority of our long-term bonds as held-for-trading in order to obtain the same accounting treatment as their related derivatives. In general, these derivatives are entered into to manage interest and foreign exchange rate risk on the related bonds. At the end of December 2010, realized and unrealized gains on loans payable designated as held-for-trading totalled $180 million (2009 – $85 million) and the realized and unrealized losses on the derivatives associated with the loans payable totalled $128 million (2009 – $258 million). In accordance with Canadian generally accepted accounting principles, our debt is valued on the basis of our credit rating (AAA) while the related derivatives are valued based on curves that reflect the credit risk of the resulting exposure. During 2010, there was less volatility in the curves and the impact of our debt and derivatives being valued using different curves was less pronounced. The net gain in 2010 is mainly due to the fact that a significant portion of the portfolio, trading at a premium at the beginning of the year, matured or migrated closer to maturity during the year. As the instruments move toward maturity their value approaches par so that the unrealized gains and losses experienced over the life of the instrument net to zero at maturity.
We recognized a foreign exchange translation gain of $41 million in 2010 (2009 – gain of $113 million). Included in this amount is a gain on the financial instruments funding our available-for-sale marketable securities. In accordance with the accounting standards for financial instruments, the foreign exchange loss of $36 million (2009 – $108 million loss) associated with these available-for-sale securities was recognized in other comprehensive loss.
Note 34. Employee Future Benefits

PENSION PLANS
Effective April 24, 2000, we established pension benefit plans for our employees, the Pension Plan for Employees of EDC (the “Registered Pension Plan”) and the Supplementary Retirement Plan for Certain Employees of EDC (the “Supplementary Retirement Plan”) (collectively the “Pension Plans”). The Pension Plans are defined benefit plans, providing benefits to retirees based on years of service and the best five consecutive years’ average salary of the employees. Upon retirement, the benefits are fully indexed to inflation. All permanent employees are members of the Registered Pension Plan, however, employees can choose a non-contributory option, with related lower pension benefits.
Upon the establishment of the Pension Plans, employees made an election to transfer their benefits from the Public Service Superannuation Fund. The related obligation and the assets to fund the Pension Plans that were transferred from the Government of Canada are included in the obligation and assets shown in the following table.
The purpose of the Supplementary Retirement Plan is to supplement benefits to those of its members whose benefits and/or contributions under the Registered Pension Plan are affected by Income Tax Act maximums. It does so by increasing their benefits to the level which would be payable under the Registered Pension Plan if these maximums did not apply.
Our appointed actuaries measure the accrued benefit obligations and the fair value of the plans’ assets for accounting purposes as at December 31 of each year. The most recent funding valuation for the Registered Pension Plan was as at December 31, 2009. The next required valuation, to be completed in 2011, will be as at December 31, 2010. For the Supplementary Plan, an annual funding valuation is prepared as at December 31 each year. The discount rate used to determine the accrued benefit obligations was 5.50% for 2010 (2009 – 6.25%) based on market rates for long-term high-quality Canadian corporate bonds.
For 2010 the average remaining service period of the active employees covered by the Pension Plans was 11 years (2009 – 11 years).
EDC ANNUAL REPORT 2010               127

CONSOLIDATED FINANCIAL STATEMENTS
OTHER BENEFIT PLANS
We maintain a retiring allowance program and provide certain life insurance, health and dental care benefits to retired employees. These plans are unfunded and costs are accrued based on actuarial calculations.
For 2010 the average remaining service period of the active employees covered by the other benefit plans was 13 years (2009 – 13 years).
FINANCIAL POSITION OF EMPLOYEE BENEFIT PLANS

(in millions of Canadian dollars)	2010			2009
	Registered	Supplementary	Other	Registered	Supplementary	Other
	Pension	Retirement	Benefit	Pension	Retirement	Benefit
	Plan	Plan	Plans	Plan	Plan	Plans

Accrued benefit obligation:
Obligation beginning of year	377	27	81	286	17	71
Current service costs	20	1	5	15	1	4
Interest cost on benefit obligation	24	2	5	21	1	5
Actuarial loss	59	5	14	65	9	3
Benefits paid	(9)	–	(2)	(10)	(1)	(2)

Accrued benefit obligation at end of year	471	35	103	377	27	81

Fair value of plan assets:
Fair value at beginning of year	336	44	–	264	42	–
Actual return on plan assets	30	2	–	43	3	–
Employer contributions	33	–	2	34	–	2
Employee contributions	6	–	–	5	–	–
Benefits paid	(9)	–	(2)	(10)	(1)	(2)

Fair value at end of year	396	46	–	336	44	–

Funded status – plan (deficit) surplus	(75)	11	(103)	(41)	17	(81)
Unamortized net actuarial loss (gain)	149	(1)	12	100	(5)	(2)
Unamortized transitional obligation	–	–	4	–	–	5

Accrued benefit asset (liability)	$74	$10	$(87)	$59	$12	$(78)

The unamortized net actuarial loss in our Registered Pension Plan was $149 million (2009 - $100 million) which exceeded 10% (2009 – 10%) of the accrued benefit obligation by $102 million (2009 - $62 million) at the end of December 2010. Using the corridor method, the excess amount is being amortized on a straight-line basis to pension expense over the expected average remaining service period of active employees. The amortization of accumulated net actuarial gains or losses are primarily affected by the discount rate used to estimate benefit obligations and by the difference between future investment results and the expected return on plan assets. Refer to page 77 for the impact of our transition to IFRS.
The accrued benefit asset (liability) is included on our balance sheet in accounts payable and other credits.

128               DOING BUSINESS WHERE BUSINESS GETS DONE

ASSET MIX
Plan assets are invested in debt securities, equity securities, and real estate investments with a nominal amount held in cash and Canadian short-term notes. For the Registered Pension Plan, the target allocation percentages are 30% (2009 – 30%) in debt securities, 55% (2009 – 55%) in equity securities and 15% (2009 – 15%) in real estate. The actual percentages at the end of December 2010 were 29% in debt securities, 57% in equity securities (2009 – 32% and 54%) and 13% (2009 – 11%) in real estate. There is also a nominal investment in Canadian short-term notes. For the Supplementary Retirement Plan, the target is 100% in equity securities, net of the cash in a refundable tax account as prescribed by Canada Revenue Agency. This resulted in actual percentages of 52% in cash and 48% in equity securities at the end of 2010 (2009 – 55% and 45%).
DEFINED BENEFIT EXPENSE

(in millions of Canadian dollars)	2010			2009
	Registered	Supplementary	Other	Registered	Supplementary	Other
	Pension	Retirement	Benefit	Pension	Retirement	Benefit
	Plan	Plan	Plans	Plan	Plan	Plans

Current service costs (net of employee contributions)	14	1	5	10	1	4
Interest cost on benefit obligation	24	2	5	21	1	5
Actual return on plan assets	(30)	(2)	–	(43)	(3)	–
Actuarial loss	59	5	14	65	9	3

Benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	67	6	24	53	8	12

Adjustments:
Difference between expected return and actual return on plan assets	4	–	–	21	1	–
Difference between actuarial loss recognized for the year and actual actuarial loss on accrued benefit obligation for the year	(53)	(5)	(14)	(62)	(10)	(3)
Amortization of transitional obligation	–	–	1	–	–	1

Total expense	$18	$1	$11	$12	$(1)	$10

EDC ANNUAL REPORT 2010               129

CONSOLIDATED FINANCIAL STATEMENTS
TOTAL CASH PAYMENTS
Total cash payments for employee future benefits in 2010 totalled $35 million (2009 – $36 million). The payments consisted of cash contributions to the Pension Plans and payments paid directly to beneficiaries for the unfunded Other Benefit plans. Included in total cash payments in 2010 was $18 million (2009 – $23 million) in additional contributions to the Registered Pension Plan in relation to a plan deficit identified as a result of the funding valuations for 2005 through 2009.
ASSUMPTIONS

	2010			2009
	Registered	Supplementary	Other	Registered	Supplementary	Other
	Pension	Retirement	Benefit	Pension	Retirement	Benefit
(Weighted average)	Plan	Plan	Plans	Plan	Plan	Plans

Accrued benefit obligation:
Discount rate	5.50%	5.50%	5.50%	6.25%	6.25%	6.25%
Rate of compensation increase	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit
Benefit costs:
Expected long-term rate of return on assets	7.50%	3.75%	n/a	7.50%	3.75%	n/a
Discount rate on projected benefit obligation	6.25%	6.25%	6.25%	7.00%	7.00%	7.00%
Inflation	2.25%	2.25%	n/a	2.25%	2.25%	n/a
Rate of compensation increase	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit	Inflation + productivity + merit

The annual rate of increase for covered medical care benefits is assumed to be 8.5% for 2010 (2009 – 8.3%). This rate is projected to trend down over seven years to an ultimate rate of 4.5% for 2017 (2009 – 4.0% for 2014) and subsequent years. For dental care, the trend rate used was 4.5% (2009 – 4.0%).
A one percentage point increase in assumed health care cost trends would have increased the service and interest costs by $1.8 million (2009 – $1.6 million) and the obligation by $20.0 million (2009 – $12.9 million). A one percentage point decrease in assumed health care cost trends would have decreased the service and interest costs by $1.3 million (2009 – $1.2 million) and the obligation by $15.1 million (2009 – $10.0 million).
Note 35. Related Party Transactions

We enter into transactions with other government departments, agencies and Crown corporations in the normal course of business, under terms and conditions similar to those that apply to unrelated parties. The following disclosure is in addition to the related party disclosure provided elsewhere in these financial statements. All material related party transactions are either disclosed below or in the relevant notes. These transactions are measured at their exchange amounts.
CANADA ACCOUNT ADMINISTRATIVE EXPENSE RECOVERY
As described in Note 36, we enter into certain financial and contingent liability transactions on behalf of the Government of Canada, known as “Canada Account” transactions. We are compensated for expenses and overhead relating to Canada Account activities. In 2010, we retained $7 million (2009 – $6 million) from Canada Account receipts and recoveries for these expenses and overhead. These amounts are netted against administrative expenses on the income statement.
SUBSIDIARY CONTINGENT LIABILITY
Our consolidated contingent liabilities include $21 million (2009 – $37 million) which represents the potential claim that the Canada Account could make against the two entities in which our subsidiary Exinvest has an ownership interest. These two entities were established for the purposes of financing the sale of regional jet aircraft. There is a Tripartite Indemnity Agreement in place between these two entities and the Canada Account related to guarantees that the Canada Account provided to third parties.

130               DOING BUSINESS WHERE BUSINESS GETS DONE

DEBT RELIEF
When sovereign borrowers experience financial difficulties and are unable to meet their debt obligations, sovereign creditors, including the Government of Canada, agree at an international forum, the Paris Club, to formally reschedule the borrower’s debt obligations. From time to time and on a case-by-case basis, the most heavily indebted sovereign borrowers are granted debt reduction or debt service relief by the Government of Canada. The granting of debt reduction or relief by the Paris Club is contingent upon the sovereign borrower’s ability to implement and maintain economic programs outlined by the International Monetary Fund.
Prior to April 2001, the Government of Canada has reimbursed to us an amount equal to the debt relief granted by the Government of Canada to our sovereign borrowers. The formula for calculating the amount to be paid to us was amended effective April 1, 2001 in two ways. Firstly, for new loans issued by us after March 31, 2001 to sovereign borrowers which were on the Paris Club debt relief list as at April 1, 2001, the Government of Canada has no obligation to compensate us for further debt relief granted to such borrowers. Secondly, for any debt reduction for new loans resulting from unilateral debt relief measures or new debt reduction for obligations contracted prior to April 1, 2001, we will share in the costs of debt forgiveness to the amount of our appropriate specific allowances on the loans.
Amounts received for debt relief arrangements on sovereign impaired loans are credited to the book value of the loans similar to the treatment accorded to other receipts on impaired loans. To the extent that amounts received exceed the book value of the loans as a result of non-accrued capitalized interest, debt relief income is recorded, and any provisions are returned to income.
During the year, we received in total $25 million (2009 – $49 million) pursuant to debt relief arrangements for Ivory Coast and Congo, all of which represented the non-accrued capitalized interest associated with these loans and was recognized as debt relief income on the income statement.
Note 36. Canada Account Transactions

Pursuant to the Act, the Minister, with the concurrence of the Minister of Finance, may authorize us to undertake certain financial and contingent liability transactions on behalf of the Government of Canada. These transactions and the legislative authorities that underlie them have come to be known collectively as “Canada Account”. Accounts for these transactions are maintained separately from our accounts and are consolidated annually as at March 31 with the financial statements of the Government of Canada, which are reported upon separately by the Government and audited by the Auditor General of Canada. The assets under Canada Account, mainly loans receivable and accrued interest and fees recorded in accordance with the accounting policies and practices of the Government of Canada, amounted to $5,055 million at the end of December 2010 (2009 – $6,321 million).
The Act allows Canada Account to have outstanding loans and commitments to borrowers, and arrangements giving rise to contingent liabilities under contracts of insurance and other agreements up to a maximum of $20 billion. The position against this limit at December 31, determined in accordance with the requirements of the Act, was $5.5 billion (2009 – $7.0 billion). The position against the statutory limit increases accordingly as we sign each new obligation that has the effect of extending credit or giving rise to a contingent liability. The decrease from 2009 is due to a loan prepayment in the automotive industry, foreign exchange translation, normal repayments and a lower activity level during the year.
At the end of December 2010, there was one Ministerial Authorization outstanding for $25 million (2009 – one for $25 million). Canada Account transactions must be approved by the Minister with the concurrence of the Minister of Finance. EDC’s Board of Directors’ oversight responsibility for administration of Canada Account transactions is satisfied by means of reviewing and/or approving the policies, processes and reporting EDC has in place.
Note 37. Reclassification of Comparative Figures

Certain 2009 comparative figures have been reclassified to conform to the presentation adopted in 2010.
EDC ANNUAL REPORT 2010               131

TEN-YEAR REVIEW

BALANCE SHEET

as at December 31
(in millions of Canadian dollars)	2010	2009	2008

Gross loans receivable*	27,024	26,823	30,898
Less: non-accrued capitalized interest	(255)	(288)	(375)
Less: allowance for losses on loans	(1,566)	(1,948)	(1,928)
Less: deferred loan revenue	(354)	(268)	(314)
Risk mitigation insurer’s share of loan allowance	–	–	–

	24,849	24,319	28,281
Equipment available for lease	171	315	334
Net investment in capital leases	99	113	142
Equity financing designated as held-for-trading*	316	196	150
Cash and marketable securities	3,834	5,432	3,843
Reinsurers’ share of allowance for claims	109	159	157
Property, plant and equipment	33	17	15
Intangible assets	42	41	36
Other assets	2,419	2,306	2,298

Total assets	$31,872	$32,898	$35,256

Loans payable	22,485	24,435	25,882
Other liabilities	439	442	1,696
Allowance for losses on loan commitments and guarantees	278	713	807
Allowance for claims on insurance	569	720	755

Total liabilities	23,771	26,310	29,140

Share capital	1,333	1,333	983
Retained earnings	6,848	5,317	5,077
Accumulated other comprehensive income (loss)	(80)	(62)	56

Shareholder’s equity	8,101	6,588	6,116

Total liabilities and shareholder’s equity	$31,872	$32,898	$35,256

* Equity financing is included in gross loans receivable prior to 2003
132                    DOING BUSINESS WHERE BUSINESS GETS DONE

2007	2006	2005	2004	2003	2002	2001

19,108	19,581	17,306	19,419	21,459	26,341	25,226
(351)	(492)	(806)	(1,027)	(1,211)	(1,426)	(1,241)
(1,316)	(1,674)	(2,148)	(2,674)	(3,290)	(3,613)	(2,892)
(238)	(333)	(247)	(262)	(276)	(292)	(267)
–	61	124	–	–	–	–

17,203	17,143	14,229	15,456	16,682	21,010	20,826
372	233	114	–	–	–	–
122	–	–	–	–	–	–
95	58	44	44	40	–	–
2,528	3,353	3,263	2,894	2,576	2,908	2,355
88	67	40	59	120	195	179
7	7	9	10	13	20	25
32	28	31	37	44	43	34
2,642	1,936	1,999	2,250	1,682	573	553

$23,089	$22,825	$19,729	$20,750	$21,157	$24,749	$23,972

15,583	15,140	13,424	15,545	17,325	20,828	19,609
444	859	650	732	533	812	1,082
564	394	355	448	472	377	588
474	446	536	548	592	655	643

17,065	16,839	14,965	17,273	18,922	22,672	21,922

983	983	983	983	983	983	983
5,121	5,003	3,781	2,494	1,252	1,094	1,067
(80)	–	–	–	–	–	–

6,024	5,986	4,764	3,477	2,235	2,077	2,050

$23,089	$22,825	$19,729	$20,750	$21,157	$24,749	$23,972

EDC ANNUAL REPORT 2010                    133

TEN-YEAR REVIEW
STATEMENT OF INCOME

for the year ended December 31
(in millions of Canadian dollars)	2010	2009	2008

Financing and investment revenue:
Loan	1,006	1,321	1,355
Capital lease	8	9	9
Operating lease	32	32	43
Debt relief	25	49	–
Investment	48	41	81

	1,119	1,452	1,488
Interest expense	147	381	611
Leasing and financing related expenses	59	68	43

Net financing and investment income	913	1,003	834
Loan guarantee fees	33	24	20
Insurance premiums and guarantee fees	210	197	171
Other income (expenses)	(3)	(73)	(11)

	1,153	1,151	1,014
Provision for (reversal of) credit losses	(658)	431	346
Claims-related expenses	1	216	222
Administrative expenses	279	246	240

Income before unrealized fair value adjustment	1,531	258	206
Unrealized fair value adjustment	–	–	–

Net income	$1,531	$258	$206

134                    DOING BUSINESS WHERE BUSINESS GETS DONE

2007	2006	2005	2004	2003	2002	2001

1,405	1,174	1,155	1,148	1,249	1,400	1,618
8	–	–	–	–	–	–
37	4	–	–	–	–	–
1	261	64	43	56	96	1
123	123	123	63	60	69	127

1,574	1,562	1,342	1,254	1,365	1,565	1,746
717	628	494	345	404	583	934
46	19	–	–	–	–	–

811	915	848	909	961	982	812
14	12	9	8	7	9	8
149	147	147	153	140	138	126
46	9	–	(7)	7	7	2

1,020	1,083	1,004	1,063	1,115	1,136	948
196	(301)	(554)	(312)	644	725	658
132	(75)	41	98	140	115	83
219	203	182	178	173	174	149

473	1,256	1,335	1,099	158	122	58
–	(34)	(48)	143	–	–	–

$473	$1,222	$1,287	$1,242	$158	$122	$58

EDC ANNUAL REPORT 2010                    135

TEN-YEAR REVIEW
CORPORATE ACCOUNT

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2010	2009	2008

Financing
Direct financing	13,408	11,909	14,086

Insurance
Credit insurance	60,397	58,695	61,428
Contract insurance and bonding	2,514	3,733	3,736
Political risk insurance*	2,420	2,622	2,432
Guarantees	5,877	5,810	4,137

Subtotal	71,208	70,860	71,733

Total	$84,616	$82,769	$85,819

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of gross loans receivable	27,024	26,823	30,898
Value of equity	316	196	150
Value of undisbursed loans**	9,003	8,814	8,024
Value of undisbursed equity	314	367	279
Value of disbursements	10,212	10,629	13,420
Value of liability on loan guarantees	2,304	3,166	3,612
Undisbursed amounts on loan guarantees	243	392	553
Amounts available for allocation under confirmed LOC	384	459	509
Loan amounts rescheduled	25	53	–
Loan amounts written off	67	58	5

Number of current lines of credit and protocols	57	71	72

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees***	23,280	22,395	24,075
Value of claims paid	126	258	104
Value of claims recovered	36	20	24
Value of claims outstanding at end of year	440	422	266
Value of claims under consideration at end of year	8	32	32

Number of policies issued	9,714	10,573	10,120
Number of insurance policies and guarantees in force	9,238	9,252	9,328

Average employee strength during the year	1,115	1,082	1,063

* Figures prior to 2007 were not restated to reflect current presentation.
** Includes equity prior to 2006.
*** Figures prior to 2002 were not restated to reflect current presentation as the information was not reasonably determinable.

136                    DOING BUSINESS WHERE BUSINESS GETS DONE

2007	2006	2005	2004	2003	2002	2001

12,584	9,978	5,091	6,152	5,939	7,381	8,419

47,437	42,916	41,565	40,177	37,267	34,532	26,776
3,935	5,494	4,566	3,450	4,078	5,128	4,488
2,989	4,845	3,892	3,501	3,332	3,510	4,067
3,077	2,858	2,330	1,623	1,244	689	597

57,438	56,113	52,353	48,751	45,921	43,859	35,928

$70,022	$66,091	$57,444	$54,903	$51,860	$51,240	$44,347

19,108	19,581	17,306	19,419	21,459	26,341	25,226
95	58	44	44	40	–	–
6,096	3,913	2,994	2,794	3,040	3,512	4,938
143	85	–	–	–	–	–
10,028	8,343	4,574	4,172	4,194	6,028	8,085
2,549	2,442	1,470	1,909	1,820	2,699	2,212
418	537	1,004	820	509	299	355
2,373	2,607	2,550	1,682	1,732	1,655	1,476
2	251	128	64	232	775	290
21	6	39	81	113	194	191

65	69	60	47	61	47	40

17,609	16,299	14,060	12,175	11,468	12,265	11,944
60	59	46	68	80	143	141
15	38	32	25	31	39	50
171	199	221	261	282	344	298
5	17	25	38	52	35	48

9,708	10,458	10,427	10,756	10,184	6,351	5,090
9,330	9,104	8,748	8,209	7,491	6,968	6,002

1,073	1,038	1,002	994	1,003	992	939

EDC ANNUAL REPORT 2010                     137

TEN-YEAR REVIEW
CANADA ACCOUNT

Financial Arrangements Facilitated
(in millions of Canadian dollars)	2010		2009		2008

Financing
Direct financing	76		14,222	**	–

Insurance
Credit insurance	129		628		–
Contract insurance and bonding	–		–		–
Political risk insurance	–		–		–

Subtotal	129		628		–

Total	$205		$14,850		$–

Financial and Other Data
Financing (in millions of Canadian dollars)
Value of total loans and notes receivable	4,720		5,905		3,226
Value of undisbursed loans	505		607		1
Value of loan disbursements (net of guarantees)	446	**	14,398	**	–
Value of liability on loan guarantees	295		385		457
Undisbursed amounts on loan guarantees	–		–		–
Amounts available for allocation	–		–		–
Loan amounts rescheduled	2		1		–

Number of transactions financed	5		16		–
Number of current lines of credit and protocols	–		–		–

Insurance (in millions of Canadian dollars)
Value of liability on insurance and guarantees	10		120		–
Value of claims paid	–		–		–
Value of claims recovered	–		11		15
Value of claims outstanding at end of year	13		13		22

Number of policies issued	1		103		–
Number of insurance policies and guarantees in force	7		53		2

* Includes activity pursuant to the Softwood Lumber deposit refund mechanism transactions.
** Includes amounts disbursed in conjunction with the Ontario Financing Authority relating to loans in the automotive sector.

138                    DOING BUSINESS WHERE BUSINESS GETS DONE

2007		2006		2005	2004	2003	2002	2001

27	*	3,645	*	649	987	1,209	527	135

–		–		–	–	1	1	–
–		–		–	–	–	–	9
–		–		–	–	–	5	7

–		–		–	–	1	6	16

$27	*	$3,645	*	$649	$987	$1,210	$533	$151

2,765		3,592	*	3,994	3,786	3,219	2,968	2,682
2		1,516	*	1,526	2,368	3,303	5,123	101
31	*	3,647	*	650	1,020	981	533	203
462		535		1,311	1,341	1,486	1,968	1,747
–		15		59	145	225	195	334
–		–		39	52	61	109	88
–		15		41	6	31	25	43

27	*	803	*	37	55	45	28	8
–		–		1	2	2	2	2

–		–		–	–	–	4	56
–		–		–	–	–	–	–
8		–		–	–	–	–	–
35		44		44	44	45	47	47

–		–		–	–	2	1	1
2		2		4	4	5	5	4

EDC ANNUAL REPORT 2010                    139

GLOSSARY
OF FINANCIAL
TERMS
Actuarial Gains and Losses – Changes in the value of the accrued benefit obligation and the plan assets resulting from actual results differing from those assumed or changes in an actuarial assumption.
Actuarial Valuation (re: Employee Benefit Plans) – An assessment of the financial status of a benefit plan performed by an independent actuary. It includes the valuation of any plan assets and the accrued benefit obligation using estimates of future events that will affect the costs and obligation for employee future benefits.
Amortized Cost – The amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability.
Basis Point – One one-hundredth of a percentage point.
Canadian GAAP – Canadian generally accepted accounting principles.
Contingent Liability –Potential debt which may become an actual financial obligation if certain events occur or fail to occur. Contingent liability is also referred to as insurance policies and guarantees outstanding.
Credit Risk – Credit risk is the possibility that a loss may be incurred if a counterparty fails to meet its financial commitments.
Derivative Financial Instruments – Financial contracts that derive their value from changes in interest rates, foreign exchange rates, credit spreads, commodity prices, equities, market indexes or other financial measures. Such instruments include futures, interest rate, foreign exchange, equity, commodity and credit derivative contracts.
Documentary Credit Insurance Program – Provides credit risk mitigation directly to Canadian financial institutions through credit insurance policies that cover their foreign bank and foreign buyer counterparty risk in trade transactions.
Effective Interest Rate – The rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency Ratio – Net administrative expenses expressed as a percentage of net revenue excluding debt relief and the unrealized gains and losses on long-term debt and derivatives. We also adjust the net revenue to include any foreign exchange gains or losses on our available-for-sale marketable securities which are reported in other comprehensive income (loss).
Facultative Reinsurance – Reinsurance provided on a transactional basis.
Fair Value – The amount of the consideration that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act.
Foreign Exchange Risk – Foreign exchange risk is the possibility that a loss may result from exchange rate movements.
Gross Loans Receivable – Principal amounts outstanding, including any non-accrued capitalized interest, under existing loan agreements.
Hedge – A risk management practice used to manage interest rate or foreign exchange exposures arising from the normal course of business operations.
IFRS – International Financial Reporting Standards.
Impaired Loans – Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Corporation no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Interest Rate Risk – Interest rate risk is the potential impact on the Corporation due to changes in interest rates.
LIBOR – London Inter-Bank Offered Rate – The interest rate at which banks in London are prepared to lend funds to first-class banks.
Liquidity Risk – Liquidity risk is the chance that funds will not be available to meet the Corporation’s obligations.
Market Risk – Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk, and other price risk.
Net Financing and Investment Income – Revenue earned on leasing and financing assets and investments, less interest and leasing and financing related expenses.
Net Margin – Net financing and investment income expressed as a percentage of average assets employed.
Net Revenue – Net income excluding the provision for credit losses, claims-related expenses and administrative expenses.
Operational Risk – Operational risk is the potential loss that may result from human error, internal control weaknesses and system deficiencies.
Projected Benefit Method Pro Rated on Services – An actuarial valuation method in which an equal portion of the total estimated future benefit is attributed to each year of service.
Projected Benefit Obligation – The actuarial present value of benefits attributed to employee services rendered to a particular date.
Return on Equity – Net income expressed as a percentage of shareholder’s equity.
Undisbursed Loan Commitments – A contractual amount under an existing loan agreement that has yet to be advanced to the borrower.
Variable Interest Entities (VIEs) – VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinate financial support from other parties.

140	DOING BUSINESS WHERE BUSINESS GETS DONE

CORPORATE REPRESENTATION
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Head Office
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Halifax
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International
Sao Paulo
Canadian Consulate General
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Rio de Janeiro
Canadian Consulate General
Av. Atlantica 1130-5 Andar
Atlantica Business Center
Rio de Janeiro, Brazil
22021-000
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Chile
Canadian Embassy
Nueva Tajamar
481 – 12th floor
North Tower
Las Condes
Santiago, Chile
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Peru
Embassy of Canada
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Mexico
Embassy of Canada
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Mexico
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Monterrey
Canadian Consulate
Torre Gomez Morin 955
Piso 4, Suite 404, Col.
Montebello
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Mexico, CP, 66279
Tel: (011) 52-81-8378-0240
       ext. 3360
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Panama
Embassy of Canada
Torres de las Americas
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Germany
Consulate of Canada –
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Germany
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Turkey
Consulate of Canada
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Russia
Canadian Embassy
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       (011) 7-495-105-6000
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American International Centre
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Embassy of Canada to the
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West Tower, 9th Floor
P.O. Box 6970
Abu Dhabi
United Arab Emirates
Tel.: (011) 971-2-694-0376/77
Fax: (011) 971-2-694-0389

Photo Credits
Cover
1. © Tom Merton/www.agefotostock.com

2. © Masterfile (Royalty-Free Division)

3. © Tongro Image Stock/www.agefotostock.com

4. © GoGo Images Corporation / Alamy

5. © iStock/juuce

6. © 2010 Masterfile Corporation

7. © SeaJustice/www.agefotostock.com

8. © 2010 Masterfile Corporation

9. © Les and Dave Jacobs/www.agefotostock.com
Inside
Page 1, © Tom Merton/www.agefotostock.com

Pages 4, 6, 8, 41, © Martin Lipman

Pages 10—12, Courtesy of Vale S.A.

Page 13, Courtesy of Hatch

Page 14, © Palladium/www.agefotostock.com

Page 15, (Top) Courtesy of Canada Metal, (Bottom) Courtesy of SDP Telecom

Page 16, (Left) Courtesy of Noble Group, (Right) Courtesy of Propak Systems

Page 17, © Corbis RF/www.agefotostock.com

Page 20, TS Buchanan

Page 21, Courtesy of DIRTT

Page 23, © Palladium/www.agefotostock.com

Page 30, © Teckles Photo Inc.

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VISION
EDC will be the most knowledgeable, the most connected and the most committed partner in trade for Canada.
VALUES
PEOPLE
We are the heart and soul of EDC. Our diversity enriches us all. Each one of us deserves respect and makes a difference. Working together is fundamental to our success.
EXCELLENCE
We are responsible for excellence in everything we do. We believe in personal accountability and the power of challenging the status quo.
PASSION
Initiative and enthusiasm characterize the way we work. We take satisfaction in the quality of what we do. We are here because we want to be here.
LEARNING
We believe that learning is an invigorating and continuous process. We seek out and embrace personal and professional development, and the invaluable lessons that come from experience.

edc.ca
EDC is the owner of trademarks and official marks. Any use of an EDC trademark or official mark without written permission is strictly prohibited. All other trademarks appearing in this document are the property of their respective owners. The information presented is subject to change without notice. EDC assumes no responsibility for inaccuracies contained herein. Copyright © 2011 Export Development Canada. All rights reserved.